    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1999


                                                      REGISTRATION NO. 333-87609
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             MCAFEE.COM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7375                          77-0503003
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)                  NUMBER)

                               2805 BOWERS AVENUE
                             SANTA CLARA, CA 95051
                                 (408) 572-1500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                SRIVATS SAMPATH
                            CHIEF EXECUTIVE OFFICER
                             MCAFEE.COM CORPORATION
                               2805 BOWERS AVENUE
                             SANTA CLARA, CA 95051
                             (408) 572-1500 (PHONE)
                              (408) 572-1559 (FAX)
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             JEFFREY D. SAPER, ESQ.                           GREGORY M. GALLO, ESQ.
              KURT J. BERNEY, ESQ.                          PAUL A. BLUMENSTEIN, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                 GRAY CARY WARE & FREIDENRICH LLP
            PROFESSIONAL CORPORATION                           400 HAMILTON AVENUE
               650 PAGE MILL ROAD                              PALO ALTO, CA 94301
              PALO ALTO, CA 94304                                 (650) 328-6561
                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                        PROPOSED MAXIMUM                 AMOUNT OF
OF SECURITIES TO BE REGISTERED                       AGGREGATE OFFERING PRICE(1)       REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------
Class A Common Stock...............................           86,250,000                     $22,770
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).



(2) A fee of $15,985 has been previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued December 1, 1999


                                6,250,000 Shares

                               [MCAFEE.COM LOGO]

                              CLASS A COMMON STOCK

                            ------------------------


MCAFEE.COM CORPORATION IS OFFERING SHARES OF ITS CLASS A COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $10 AND $12 PER SHARE.

                            ------------------------


OUR CLASS A COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "MCAF."

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------

                              PRICE $      A SHARE

                            ------------------------

                                                                             UNDERWRITING
                                                            PRICE TO        DISCOUNTS AND       PROCEEDS TO
                                                             PUBLIC          COMMISSIONS         MCAFEE.COM
                                                            --------        -------------       -----------
Per Share.........................................      $                  $                  $
Total.............................................      $                  $                  $

McAfee.com has granted the underwriters the right to purchase up to an additional 937,500 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                               HAMBRECHT & QUIST
                                                              ROBERTSON STEPHENS

            , 1999

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Special Note Regarding
  Forward-Looking Statements........   25
Use of Proceeds.....................   26
Dividend Policy.....................   26
Capitalization......................   27
Dilution............................   28
Selected Financial Data.............   29
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   31

                                      PAGE
                                      ----
Business............................   43
Management..........................   61
Related Party Transactions..........   70
Principal Stockholders..............   75
Description of Capital Stock........   77
Shares Eligible for Future Sale.....   80
Underwriters........................   82
Legal Matters.......................   84
Experts.............................   84
Additional Information..............   85
Index to Financial Statements.......  F-1

                           -------------------------

     Our principal executive offices are located at 2805 Bowers Avenue, Santa Clara, California 95051. Our telephone number at that address is (408) 572-1500. Our worldwide web address is www.McAfee.com. The information on our web site is not incorporated by reference into this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

     McAfee, McAfee Clinic, McAfee.com, VirusScan, McAfee Office, Oil Change and ActiveShield are our trademarks or are licensed to us. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

     UNTIL        1999, 25 DAYS AFTER COMMENCEMENT OF THIS OFFERING, ALL DEALERS
THAT BUY, SELL OR TRADE THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and our Class A common stock being sold in this offering and our financial statements and notes appearing elsewhere in this prospectus. In this prospectus, unless the context indicates otherwise, "McAfee.com" refers to both us and our predecessor business.

COMPANY OVERVIEW


     We are an online provider of PC security and management products and services for consumers. Through our McAfee.com web site, consumers can secure, repair, update and upgrade their PCs online. Our web site provides a suite of online products and services personalized for consumers based on their PC configurations, software and attached peripherals, such as scanners, printers and modems. We began operations in December 1998 as an applications service provider, or ASP, and we believe that we are among the first consumer ASPs hosting PC security and management software applications for consumers over the Internet. Our applications allow consumers to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, check for year 2000 compliance, optimize their hard drives and update their PCs with current software patches and upgrades. We generate revenue from the sale of subscriptions for our hosted software applications, such as McAfee Clinic, online sales of non-hosted software programs, Internet banner advertisements and sponsorships. We began charging users subscription fees for the use of our McAfee Clinic service on September 2, 1999. As of November 24, 1999, we had over 135,000 paid subscribers for the McAfee Clinic service. Our paid subscribers receive a one year subscription to our McAfee Clinic service and have no right to a refund upon any early termination.


OUR MARKET OPPORTUNITY

     Increasing use of the Internet has transformed the home PC from merely a stand-alone processor into the primary Internet access device for consumers engaged in information retrieval, communication and e-commerce. According to Jupiter Communications, approximately 63 million U.S. households will be online by the year 2002, representing 59% of all U.S. households. Consumers are increasingly dependent on their PCs to reliably access, store and manage a growing amount of valuable and highly-sensitive data. PCs have become essential to many consumers, and a PC-related failure could lead to hours of lost time and significant financial loss. Moreover, the combination of greater access to public networks such as the Internet and increasingly sophisticated PC applications has made both PCs and PC management more complex. Consumers, who generally lack the experience, knowledge and sophistication necessary to properly secure and manage their PCs without assistance, may be overwhelmed by the variety and complexity of the products and services that are offered to help them perform these tasks.

OUR WEB SITE

     McAfee.com is a one-stop destination for consumer PC security and management needs. We have designed our web site and software applications to be easy to use and helpful for PC users of all skill levels. Our web site is built around our online centers, which include:

     - MCAFEE CLINIC -- the central access point for all of our hosted online application services;

     - ANTI-VIRUS CENTER -- a computer virus protection and information service;

     - PC CHECKUP CENTER -- a PC optimization and maintenance service;

     - Y2K CENTER -- a "year 2000" compliance resource and analysis service;

     - SHOPPING CENTER -- a shopping resource where consumers can research and purchase computer products, accessories and books;

     - DOWNLOAD CENTER -- a service that allows users to download evaluation software titles and browser plug-ins; and

     - SUPPORT CENTER -- a product registration, technical support and customer care service.

     Each of our centers contains free services accessible to all web site users. However, full access to hosted software applications is only available to paid subscribers of our McAfee Clinic. We select our free web site services based on their ability to attract users and ability to demonstrate how our services work and to encourage users to become paid McAfee Clinic subscribers. In addition to McAfee Clinic subscription revenues, we generate revenue on our web site from the sale of software and other products on our Shopping Center, as well as sales of advertising space on our web site.

OUR STRATEGY

     Our objective is to become a popular online destination where consumers secure, repair, update and upgrade their PCs and other Internet access devices. To achieve this objective, we plan to continue aggressively building brand awareness among consumer PC users through extensive marketing activities and alliances. We intend to drive adoption of our ASP model by attracting PC users to our web site and offering free limited-time trial subscriptions. To become a popular online destination, we must continue to develop innovative PC security and management products and services and expand our target market. We plan to do so both through increased international penetration and by developing new or enhanced products and services for PCs and non-PC Internet access devices.

OUR OPERATING HISTORY

     We were incorporated in Delaware in December 1998 as a wholly-owned subsidiary of Network Associates, Inc., a supplier of enterprise network security and management software. Network Associates, a publicly held company, has been marketing PC security and management software under the McAfee brand name since 1992. Effective January 1, 1999, Network Associates contributed its consumer e-commerce business to us. After completion of this offering, Network Associates will own all of our outstanding Class B common stock representing approximately 95% of the voting power of our outstanding capital stock. Accordingly, Network Associates has sufficient power to control the election of directors and all other matters requiring shareholder approval. In addition, as of September 30, 1999, officers and employees of Network Associates held options to purchase 2,046,000 shares of our Class A common stock, representing approximately 1.9% of the voting power of our outstanding capital stock.

     We operate in the highly competitive PC security and management software market. Our financial statements have been prepared on a carved-out basis from Network Associates' financial statements. Our business has incurred aggregate net losses of $27.1 million since January 1, 1996. We expect to incur additional losses in the foreseeable future. In the future we believe that most of our revenues will be derived from the sale of user subscriptions for our online applications. However, for the nine months ended September 30, 1999, we derived approximately 40% of our revenues from our largest software reseller, Beyond.com.

                                  THE OFFERING

Class A common stock offered..............     6,250,000 shares
Common stock to be outstanding after this
offering:
  Class A common stock....................     6,250,000 shares
  Class B common stock....................    36,000,000 shares
Voting rights:
  Class A common stock....................    One vote per share
  Class B common stock....................    Three votes per share
Use of proceeds...........................    General corporate purposes,
                                              including working capital. See
                                              "Use of Proceeds."

Nasdaq National Market symbol.............    MCAF


     The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding at September 30, 1999. This number does not take into account 5,108,560 shares of Class A common stock issuable on exercise of options outstanding as of October 31, 1999 with a weighted average exercise price of approximately $4.65 per share.

     Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' overallotment option.

     Each share of our Class B common stock is convertible, at any time at the option of the holder, into one share of Class A common stock. In addition, any Class B common stock transferred by Network Associates to a third party would be automatically converted into Class A common stock upon transfer. Upon any change of control of Network Associates not approved by the Network Associates continuing directors, each share of Class B common stock held by Network Associates will be entitled to one vote per share instead of three. Network Associates' continuing directors consist of the current Network Associate directors and any subsequent directors of Network Associates approved or not objected to by a majority of the then-continuing directors.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below is our summary historical financial and operating data for the periods indicated. The financial and operating data for the three years ended December 31, 1998 have been derived from our audited financial statements. The financial and operating data as of September 30, 1999 and for each of the nine month periods ended September 30, 1998 and 1999 have been derived from the unaudited financial statements. Prior to 1999, our business was operated by Network Associates. Our statement of operations data for prior periods was prepared on a carved-out basis from the financial statements of Network Associates. The summary historical financial data set forth below should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary historical financial data set forth below is not necessarily indicative of the results of operations or financial position which would have resulted if we had been a separate stand-alone entity during these periods. Through December 31, 1998, our activities were included in the operations of Network Associates. Our financial statements for these periods have been prepared on a carve-out basis. From January 1, 1999, we have operated as a wholly-owned subsidiary of Network Associates.

                                                                            NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                              ---------------------------   ------------------
                                               1996      1997      1998      1998       1999
                                              -------   -------   -------   -------   --------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenue.................................  $   539   $ 2,530   $ 6,292   $ 4,268   $ 16,095
Gross profit................................      280       428     2,587     1,563      7,463
Loss from operations........................   (1,790)   (1,508)   (1,993)     (823)   (21,798)
                                              -------   -------   -------   -------   --------
Net loss....................................  $(1,790)  $(1,508)  $(1,993)  $  (823)  $(21,798)
                                              =======   =======   =======   =======   ========
Net loss per share, basic and diluted.......       --        --        --        --   $   (.61)
                                                                                      ========
Shares used in per share calculation........       --        --        --        --     36,000
Pro forma net loss per share, basic and
  diluted...................................       --        --   $  (.06)       --         --
                                                                  =======
Shares used in pro forma per share
  calculation...............................       --        --    36,000        --         --


     The as adjusted column in the balance sheet data set forth below gives effect to the sale of 6,250,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds from the offering. See "Use of Proceeds."



                                                                      AS OF
                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash........................................................  $  2,410     $66,348
Working capital.............................................   (20,547)     42,291
Total assets................................................    10,069      72,907
Deferred revenue............................................    19,869      19,869
Receivable from Network Associates..........................     1,290       1,290
Stockholder's equity/(deficit)..............................   (17,004)     45,833

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before buying shares in this offering. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR RELATIONSHIP WITH NETWORK ASSOCIATES

     We are currently a wholly-owned subsidiary of Network Associates. We were incorporated in December 1998 and effective January 1, 1999, Network Associates contributed the assets of its consumer e-commerce business to us.

     WE DO NOT OWN MUCH OF THE CORE TECHNOLOGY AND INTELLECTUAL PROPERTY UNDERLYING OUR CURRENT PRODUCTS AND OUR CURRENTLY PLANNED PRODUCTS

     Much of the core technology and intellectual property underlying our current products and our currently planned products is licensed to us by Network Associates under a license agreement. This license agreement has a perpetual term subject to specific termination provisions contained in the agreement. This license agreement:

     - restricts our use of the licensed technology to providing single-user consumer licenses for our products and services sold over the Internet or for Internet-based products and licensing the technology to original equipment manufacturers for sale to individual consumers;

     - allows Network Associates to continue to sell "shrink-wrapped" boxed products incorporating the licensed technology through non-online distribution channels, such as retail stores;

     - prevents us from offering products from companies other than Network Associates if Network Associates offers a competitive product;

     - grants to Network Associates a license to all technology that we create based on the copyrights that we license from Network Associates;

     - does not enable us to independently enforce Network Associates' intellectual property rights in the licensed technology against third parties; and

     - allows Network Associates to terminate the cross license if we fail to cure any material breach of the cross license within 30 days after being notified by Network Associates of the breach, subject to mandatory dispute resolution prior to the effectiveness of any proposed termination.

     See "Related Party Transactions -- Intercompany Agreements -- License Agreement."

     Despite precautions that we and Network Associates may take, third parties could copy or otherwise obtain or use the proprietary information without authorization or develop similar technology independently. If Network Associates fails to adequately and timely protect the technology it licenses to us, our business may be adversely affected.

     OUR AGREEMENTS WITH NETWORK ASSOCIATES ARE NOT THE RESULT OF ARM'S LENGTH NEGOTIATIONS AND AS A RESULT THE AGREEMENTS MAY BE LESS FAVORABLE TO US THAN IF THE AGREEMENTS WERE NEGOTIATED AT ARM'S LENGTH

     Our agreements with Network Associates were negotiated when we were a wholly-owned subsidiary of Network Associates and one of our two directors at that time was a director and the chief executive officer of Network Associates. In addition, Srivats Sampath, our president and the other director at the time, was employed by Network Associates prior to joining McAfee.com in December 1998.

     WE MAY BE UNABLE TO PURSUE BUSINESS OPPORTUNITIES AVAILABLE TO US BECAUSE OF OUR RELATIONSHIP WITH NETWORK ASSOCIATES

     We do not currently have a policy in place with Network Associates to govern the pursuit or allocation of business opportunities between the two companies, except to the extent the license agreement restricts each party from selling licensed products in specified markets or prevents us from offering products based on technology competitive with that provided to us by Network Associates under the license agreement. Our ability to take advantage of a specific business opportunity may be affected by Network Associates' representation on our board of directors, its voting control over us and our comparatively limited resources. As a result, we may be unable to successfully pursue business opportunities available to both Network Associates and us.

     OUR HOSTED PRODUCTS AND SERVICES CURRENTLY COMPETE WITH SOME OF NETWORK ASSOCIATES' EXISTING PRODUCTS AND MAY COMPETE WITH FUTURE NETWORK ASSOCIATES' PRODUCTS AND SERVICES, WHICH WOULD SIGNIFICANTLY LIMIT OUR BUSINESS OPPORTUNITIES

     Network Associates will continue to offer competing products through traditional non-online distribution channels, such as retail stores. These products include "shrink wrapped," boxed versions of McAfee VirusScan and McAfee Office, a suite of products which incorporates a number of the features included in our online products and services. We compete with these Network Associates products based on a number of factors, including price, preferred method of software delivery, and consumer convenience. Network Associates may also provide hosted online products and services to business users. Our license agreement with Network Associates restricts our use of the licensed technology to providing single-user consumer licenses and grants Network Associates a license to the proprietary technology which enables us to provide hosted products and services. As a result, absent Network Associates' consent, we are unable to pursue business customers for our online products and services and we may experience customer confusion, each of which would harm our business or limit our business opportunities.

     NETWORK ASSOCIATES' ABILITY TO EXERT CONTROL OVER US FOLLOWING THIS OFFERING COULD RESULT IN ACTIONS THAT ARE NOT CONSISTENT WITH THE INTERESTS OF OUR OTHER STOCKHOLDERS, PARTICULARLY WITH RESPECT TO A CHANGE OF CONTROL

     Network Associates' substantial voting control over us could conflict with the interests of our other stockholders. Our capital stock consists of Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share, and Network Associates, as the sole holder of Class B common stock, is entitled to three votes per share. In the event that Network Associates transfers Class B common stock to a third party, the transferred Class B common stock automatically converts to Class A common stock upon transfer. In this offering, we are offering 6,250,000 shares of our Class A common stock. Following this offering, Network Associates will own 36,000,000 shares, or 100%, of the outstanding Class B common stock, representing approximately 95% of the overall voting power of our outstanding stock. As long as the shares of Class B common stock held by Network Associates represent more than 25% of our outstanding voting capital stock, Network Associates will have a majority of the voting power represented by our outstanding stock. This voting power will enable Network Associates to:

     - elect our entire board of directors and, as a result, control matters requiring board approval, subject to Network Associates' contractual obligation to vote in favor of at least two independent directors or at least a majority of independent directors if a change of control of Network Associates takes place that is not approved by the Network Associates continuing directors;

     - control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

     - otherwise control or influence the business direction and policies of McAfee.com.

     In light of its voting control and board influence, Network Associates will have significant influence over matters requiring approval of our board of directors and stockholders. Two of our current board members are affiliated with Network Associates. William Larson is Network Associates' chief executive officer and Prabhat Goyal is Network Associates' chief financial officer. Our business could be adversely affected if these directors act in favor of Network Associates' interests over ours while on our board of directors.

     Network Associates' voting control and board influence may have the effect of discouraging many types of transactions involving a change of control, including transactions in which the holders of Class A common stock might otherwise receive a premium for their shares over the then-current market price. In addition, we have elected not to be subject to Section 203 of the Delaware General Corporation Law, which would otherwise provide certain restrictions on "business combinations" between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and in certain cases by our stockholders. As a result, for example, as long as Network Associates owns more than 50% of the outstanding common stock, Network Associates could effect a change in control of McAfee.com through sales of its shares without our other stockholders having an opportunity to participate in the transaction.

     BECAUSE NETWORK ASSOCIATES CONSOLIDATES OUR OPERATING RESULTS WITH ITS OWN, IT MAY ATTEMPT TO RESTRICT OUR EXPENDITURES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS IN THE LONG TERM

     As long as Network Associates owns common stock having at least a majority of our voting power, it will continue to consolidate our operating results with its own for accounting purposes. Our business strategy will require us to incur large expenses resulting in significant losses as we attempt to establish our brand by increasing our marketing efforts and establishing strategic relationships. Incurring large expenses for these purposes may conflict with Network Associates' interests in maximizing its net earnings, and Network Associates may attempt to influence our expenditures in a manner that limits our losses in the short term but may not be in our best interests in the long term.

     WE RELY ON NETWORK ASSOCIATES TO ADEQUATELY PROTECT AND DEFEND OUR LICENSED TECHNOLOGY AND INTELLECTUAL PROPERTY AND ANY FAILURE BY NETWORK ASSOCIATES TO DO SO COULD ADVERSELY AFFECT OUR BUSINESS

     We rely on Network Associates to protect the technology and intellectual property that it licenses to us through a combination of patent, trademark, trade secret and copyright law and contractual restrictions. Despite Network Associates' precautionary measures, third parties could copy or otherwise obtain or use the licensed technology and intellectual property without authorization. Our license agreement with Network Associates does not permit us to take independent legal action against third parties to enforce Network Associates' rights in the licensed technology. Network Associates has been, currently is and in the future may be, subject to litigation related to the technology licensed to us. Adverse determinations in that litigation could:

     - result in the loss of Network Associates', and as a result our, proprietary rights, which could prevent us from selling our products;

     - subject us to significant liabilities; or

     - require Network Associates and/or us to seek licenses from third parties.

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

     OUR BUSINESS MAY BE HARMED BY THE LITIGATION TO WHICH NETWORK ASSOCIATES IS A PARTY WITH RESPECT TO ANTI-VIRUS TECHNOLOGY IT LICENSES TO US

     Symantec, Hilgraeve and Trend Micro have each filed suit against Network Associates with respect to the anti-virus technology that we license from Network Associates. See "Legal Proceedings" for a description of these actions. In addition to naming Network Associates as a defendant in these litigation matters, these claimants may seek to name us as a defendant in related actions and seek damages from us. Under the terms of an indemnification agreement with Network Associates, it has agreed to indemnify and defend us and hold us harmless from any losses as a result of these or other intellectual property claims known prior to the consummation of this offering. The litigation process is subject to inherent uncertainties and we and/or Network Associates may not prevail in these matters, or we and/or Network Associates may be unable to obtain licenses with respect to any patents or other intellectual property rights of third parties that may be held valid or infringed upon by us through our use of intellectual property licensed to us by Network Associates. Uncertainties inherent in the litigation process include, among other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to Network Associates or McAfee.com. In addition, any involvement in legal actions regarding our intellectual property rights could be expensive and could distract our management from our day-to-day operations.

     BECAUSE WE LICENSE OUR ANTI-VIRUS AND OTHER TECHNOLOGY FROM NETWORK ASSOCIATES, OUR ABILITY TO COMPETE IN OUR MARKETS DEPENDS IN PART ON THE SUCCESS OF NETWORK ASSOCIATES' RESEARCH AND DEVELOPMENT

     Under our license agreement with Network Associates, Network Associates licenses to us all future improvements based on the licensed technologies. Our research and development efforts will initially focus on adapting the licensed technology for sales of products and services over the Internet. Specifically, we do not plan to undertake independent research and development efforts relating to the anti-virus technology licensed from Network Associates but instead plan to rely on future improvements developed by Network Associates. As a result, our ability to introduce additional or enhanced anti-virus products is directly impacted by the success of Network Associates' related research and development efforts. If Network Associates does not commit sufficient resources to these efforts, or if its efforts are unsuccessful or untimely, the quality of our anti-virus products would suffer and we would be required to commit significant resources to our own research and development efforts. If we are required to do so, our ability to maintain any technological leadership currently provided by Network Associates would be severely constrained by our relatively limited capital resources, engineering capabilities and other resources necessary to timely develop and introduce additional or enhanced anti-virus products. This would significantly harm our competitive position and business.

     We do not plan to engage in significant research and development activities relating to our anti-virus technology. We expect to rely on Network Associates' ongoing research and development efforts to keep our anti-virus products up-to-date. Accordingly, we will not control whether these products will:

     - continue to recognize and eliminate new computer viruses;

     - incorrectly report the presence or absence of computer viruses;

     - incorporate leading-edge technology; or

     - be adequately protected from infringement by third parties or infringe upon the intellectual property rights of third parties.

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

     BECAUSE WE SHARE THE MCAFEE BRAND WITH NETWORK ASSOCIATES, ITS ACTIVITIES RELATED TO ITS MCAFEE-BRANDED PRODUCTS COULD HARM OUR BRAND AND OUR COMPETITIVE POSITION

     The value of our McAfee.com brand is closely linked to the reputation of Network Associates' McAfee-branded software, such as VirusScan. Network Associates owns the McAfee trademark and will continue to maintain the right to control the sale of McAfee and other Network Associates-branded "shrink-wrapped" boxed software into non-online channels. Our McAfee.com brand and competitive position could be harmed by:

     - publicity surrounding inadequate levels of consumer support for, or poor performance of, Network Associates' McAfee-branded products, particularly McAfee VirusScan; and

     - customer confusion related to Network Associates' continued sale of McAfee-branded shrink-wrapped boxed products in non-online channels.

     The McAfee.com web site address, or domain name, and the McAfee trademark are important to our business and are licensed to us by Network Associates. If we were to lose the McAfee.com domain name or the use of this trademark, our business would be harmed, and we would need to devote substantial resources towards developing an independent brand identity.

     WE RELY ON NETWORK ASSOCIATES TO PROVIDE CRITICAL SERVICES TO US, AND ANY FAILURE ON ITS PART TO EFFECTIVELY DO SO COULD ADVERSELY AFFECT OUR BUSINESS

     We currently rely on Network Associates for cash management, tax and payroll administration, insurance, employee benefits administration and other services. We have entered into a services agreement with Network Associates for the continued provision of these services. Until otherwise terminated, this agreement will continue in effect through the end of December 1999 with automatic one-year renewal periods following this date. This agreement was not the result of arm's length negotiation since we were a wholly-owned subsidiary of Network Associates at the time we negotiated and entered into the agreement. As a result, the agreement may be less favorable to us than if it was negotiated at arm's length. If this agreement is terminated or if Network Associates fails to satisfactorily provide these services, we would be required to provide these services internally or find a third-party provider of these services. Any services we choose to provide internally may not be as cost-effective as those that Network Associates is currently providing, particularly in light of our lack of experience as an independent organization. If we are required to obtain these services from a third party, we may be unable to do so in a timely, efficient and cost-effective manner, or the services we receive may be inferior to those that Network Associates is currently providing.

RISKS RELATED TO OUR BUSINESS

     WE HAVE A HISTORY OF LOSSES AND EXPECT FURTHER LOSSES

     Our business has incurred aggregate net losses since the inception of our business in January 1996. As of September 30, 1999, we had aggregate net losses of approximately $27.1 million which we have accumulated since inception. Our net losses as a percentage of net revenue were 332% in 1996, 60% in 1997, 32% in 1998, and 135% for the nine months ended September 30, 1999. We expect to continue to incur significant net operating losses for the foreseeable future. We may never become profitable, or if we do earn a profit in any period, we may be unable to sustain or increase our profitability on a quarterly or annual basis. It is critical to our success that we continue to devote financial, sales and management resources to developing brand awareness for our web site and our online PC security and management products and services. As a result, we expect that our operating expenses will increase significantly during the next several years, as we incur additional expenses related to:

     - development, marketing and promotion of products and services;

     - development of our web site and related infrastructure;

     - development and maintenance of strategic relationships; and

     - increased employee headcount.

     With the addition of these operating expenses, we will need to generate significant additional revenues to achieve profitability.

     OUR APPLICATIONS SERVICE PROVIDER BUSINESS MODEL IS UNPROVEN, AND OUR SUCCESS DEPENDS ON MARKET ACCEPTANCE OF OUR HOSTED APPLICATIONS

     Historically, substantially all of our revenue has come from software sales through our web site and other online resellers, such as Beyond.com. Our current strategy is to expand upon this base and broaden our role as an applications service provider, or ASP, providing consumers with online access to PC security and management software applications hosted on our servers. Under this ASP model, consumers "rent versus buy" our software, which means PC users purchase a license to use the software hosted on our servers for a limited duration of time with all version updates included, as opposed to purchasing a single version of traditional software with perpetual access to only one version. We believe we are among the first consumer-focused ASPs, and this concept may not achieve acceptance in the market. We began providing our application services online in October 1998 when we updated Oil Change and introduced it as our initial online subscription service following the acquisition of CyberMedia, Inc. by Network Associates. In April 1999, we significantly redesigned our web site and introduced our McAfee Clinic hosted services. To build awareness and demand for our hosted products and services, we offered our McAfee Clinic and other products and services for free prior to September 2, 1999, when we began charging a subscription fee for McAfee Clinic. Consumer acceptance of our hosted products and services is highly uncertain and subject to a number of potential factors, including:

     - consumers' reluctance to pay a subscription fee for our hosted services which were offered for free prior to September 2, 1999;

     - consumers' reluctance to change their software purchasing behavior in favor of services hosted on our servers;

     - consumer concerns regarding the effectiveness of hosted PC products and services compared with software that is entirely on a user's PC;

     - unwillingness by consumers to incur ongoing subscription fees for hosted products and services previously offered for free;

     - consumer concerns about whether the Internet is fast and reliable enough to deliver critical PC security and management functions effectively; and

     - our ability to properly price our products and services to generate the greatest revenue potential.

     Our online services are designed to protect consumer privacy by ensuring that all PC scans are done locally at the PC, all information about the user's PC is transmitted to us anonymously and no scanned data is stored by us. However, consumers' misconceptions about this process could prevent our ASP model from achieving market acceptance.

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

     ANY FAILURE TO SUCCESSFULLY EXPAND OUR CONTEXTUAL E-COMMERCE SERVICES COULD LIMIT OUR POTENTIAL GROWTH

     We plan to expand our contextual e-commerce services, in which we provide product recommendations based on a customer's particular PC, attached hardware, such as printers and monitors, internal peripheral devices, such as hard drives and graphics cards, and software, such as Windows 95 and Quicken. The success of our contextual e-commerce services requires that we continue to properly scan the user's PC system and identify the PC configuration. In addition, we will be unable to successfully complete the rollout of our contextual e-commerce services unless we take the following actions:

     Obtain Relevant Content. For our recommendations to be accurate, we must successfully obtain and maintain:

     - relationships with vendors, such as hardware and software distributors, who agree to have their products included in our database of products we recommend to consumers for purchase;

     - interoperability information to ensure that our recommended products are compatible with the consumer's PC system configuration; and

     - relationships with third party providers of information, such as product reviews and ratings, about the products included in our contextual product database.

To date we have secured only a limited amount of the content needed to successfully provide our contextual e-commerce services. To obtain this content, particularly online product information, product reviews and interoperability information, we may have to pay fees or enter into revenue-sharing agreements. We may not be successful in our efforts to enter into mutually satisfactory revenue-sharing arrangements with content providers.

     Establish Revenue-Generating Arrangements with Vendors. We must successfully negotiate revenue-generating arrangements with our vendors. Potential revenue-generating arrangements with our vendors may include:

     - a referral fee or a share in the product revenue based on the type and value of products purchased as a result of our product recommendation;

     - guaranteed minimum payments paid by participating vendors in exchange for their inclusion in our contextual product database, perhaps on an exclusive basis depending on the product;

     - slotting fees paid by vendors to ensure that their products receive preferential listing in our list of recommended products; and

     - licenses of our technology to third parties with whom we have strategic relationships in exchange for license fees or revenue sharing.

We may be unable to establish and maintain mutually satisfactory revenue generating arrangements. E-commerce is a relatively new concept and our ability to enter into these arrangements and their success is dependent on the degree to which e-commerce is broadly adopted by consumers.

     Establish Consumer Trust and Generate Related Revenue. We must establish consumer trust and generate related revenue through our contextual e-commerce services. To do so, we must successfully and consistently recommend a broad selection of high-quality and reliable products at competitive prices. In addition, for us to generate revenue through our contextual e-commerce services, consumers must purchase the products recommended by our service. We believe that a significant number of consumers will use our service to gather product recommendations and information and purchase products from sources with whom we do not have revenue sharing relationships, such as traditional retail channels or third-party online sources. If our vendors offer low-quality or unreliable products or do not properly distribute and support their products, consumers could lose trust in us. Consumers could also lose trust in

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

us as a result of our only recommending the products of vendors who have separately agreed to be included in our database or giving priority to those vendors who have paid us a slotting fee for preferential treatment.

     WE PLAN TO INTRODUCE CONTEXTUAL ADVERTISING, AND THE FAILURE OF THIS SERVICE COULD ADVERSELY AFFECT OUR BUSINESS

     Contextual advertising is based on selling advertising targeted to consumers based on their PC configuration, attached peripherals and software. We will be unable to successfully introduce and maintain our contextual advertising product unless we take the following actions:

     Provide Proper System Scanning. Our scanning software must accurately scan the user's PC system in order to provide relevant targeted advertisements.

     Obtain Advertisers Willing to Pay a Premium for Targeted
Advertisements. The market for contextual advertising is still developing and advertisers may be unwilling to utilize contextual advertising or pay a premium for this product. Our ability to charge higher rates for contextual advertising is subject to a number of factors including the number and demographics of the users of our web site, the amount of time users spend on our web site and the degree to which users of our web site purchase the advertised products.

     ANY FAILURE ON OUR PART TO DEVELOP, MAINTAIN AND ENHANCE STRATEGIC RELATIONSHIPS WILL LIMIT OUR ABILITY TO EXPAND OUR DISTRIBUTION AND GROW OUR BUSINESS

     Our distribution strategy will require us to develop and maintain strategic relationships with third parties including Internet portals, Internet shopping sites, and Internet access providers. We believe that the maintenance and enhancement of our relationship with Beyond.com and the establishment of additional strategic relationships in other areas of our business will be critical if we are to expand our business. Our current agreement with Beyond.com, which is the largest reseller of our software and the exclusive reseller of third-party software sold on our web site, expires on June 30, 2000. Through the Beyond.com reseller arrangement, Beyond.com purchases licenses to our software from us for resale at the time a customer decides to purchase it, paying us for these licenses on a monthly basis. In the nine months ended September 30, 1999, approximately 40% of our net revenue was derived from the sale of software licenses through Beyond.com. Although we intend to pursue additional strategic relationships in the future, these efforts may not be successful. To secure and maintain key strategic relationships, we may be required to pay significant fees and/or grant exclusive rights. Even if we do succeed in establishing these relationships, they may not result in our generating additional subscriber or customer relationships or increased revenues.

     OUR MANAGEMENT TEAM WAS ONLY RECENTLY FORMED, AND OUR SUCCESS DEPENDS UPON THEIR ABILITY TO WORK EFFECTIVELY TOGETHER AND OUR ABILITY TO RETAIN THEM

     Because our senior management currently consists of individuals who have worked together for a relatively short period of time, our management may be unable to work together effectively. We are substantially dependent on the continued services of our senior management, including Srivats Sampath, our chief executive officer, and Evan Collins, our chief financial officer, as well as key technical and engineering personnel. We do not have employment agreements with any of our senior management or key personnel and we do not maintain any "key person" life insurance policies. Our vice president of marketing recently left the company. If our management team fails to work together effectively, or if we lose the services of any other members of senior management or key personnel, our business could be harmed.

     OUR FAILURE TO HIRE AND RETAIN KEY MANAGEMENT PERSONNEL AND OTHER QUALIFIED INDIVIDUALS COULD HARM OUR BUSINESS

     In addition to retaining and motivating our current management and technical employees, we must attract and train new employees in key areas of our company, including marketing and sales, research and development and web information technologies functions. We may be unable to successfully attract, train, retain and motivate key management personnel and other highly skilled technical, sales and marketing and customer support personnel. Competition for these individuals is intense, especially in the San Francisco Bay Area. If we fail to either retain our current employees, or fail to attract and train new employees, our business could be harmed.

     OUR INABILITY TO EFFECTIVELY MANAGE OUR WEB SITE TRAFFIC AND INFORMATION TECHNOLOGY INFRASTRUCTURE COULD HARM OUR BUSINESS

     Since the launch of our web site in December 1998, we have experienced significant growth and fluctuations in traffic to our web site. To meet increased traffic demands and potential future traffic increases, we recently expanded our information technology, or IT, infrastructure and continue to add additional infrastructure based on our anticipated requirements for the following six months.

     We have experienced significant temporary increases in traffic to our web site in response to particular events, such as the Melissa and Chernobyl computer virus outbreaks in the first half of 1999, each of which approximately tripled our then average daily web site traffic. To respond to sudden traffic increases, we must expand and maintain the capacity of our IT infrastructure. In addition, we need to anticipate and prepare for increased traffic to our web site as the year 2000 approaches and consumers increasingly visit our free Y2K Center. If we are unable to effectively expand our IT infrastructure to accommodate traffic increases, consumers may experience difficulties in accessing our web site or in downloading products and information from our web site. This could materially harm our business.

     We have agreed to provide IT infrastructure to Network Associates and to manage its web site. Increases in traffic on the Network Associates web site could adversely impact access to and responsiveness of our web site. The impact of traffic increases would likely be most severe during unanticipated events such as virus outbreaks. Currently, our web site infrastructure supporting both our and Network Associates' web sites operates at approximately 40% capacity based on average daily traffic levels. These capacity estimates are based on measuring existing web site traffic against the bandwidth specifications of our installed hardware.

     Currently, Beyond.com provides electronic distribution for software products sold on our web site. If we were to elect to provide our own electronic distribution of these products and the related updates and upgrades, we would need to increase our IT infrastructure.

     WE RELY ON BEYOND.COM FOR SOFTWARE LICENSE SALES AND PRODUCT FULFILLMENT, AND ANY FAILURE BY BEYOND.COM TO PERFORM THIS SERVICE EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS

     During the nine months ended September 30, 1999, approximately 40% of our net revenue was derived from the sale of our software licenses through Beyond.com. Included in these revenues are software licenses sold on our web site for which Beyond.com acts as a reseller and provides product fulfillment. Beyond.com provides fulfillment for these products whether they are distributed electronically by Beyond.com or in "shrink-wrapped" box format shipped to customers. We have agreed that Beyond.com has the exclusive right to resell traditional software licenses for our products on our web site until June 30, 2000. If Beyond.com does not provide these services in a timely and satisfactory manner, we would be required to replace Beyond.com and our business could be harmed.

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

     WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS THAT COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     We expect that our quarterly and long-term revenues and operating results will fluctuate significantly in the future based upon a number of factors, many of which are not within our control.

     We plan to significantly increase our operating expenses to expand our marketing and sales activities and expand our operating infrastructure. We base our operating expenses on anticipated market growth and our operating expenses are relatively fixed in the short term. As a result, if our revenues are lower than we expect, our quarterly and long-term operating results may not meet the expectations of public market analysts or investors, which could cause the market price of our common stock to decline.

     In prior periods, our net revenue and operating results have fluctuated on a quarterly basis. For example, during the nine months ended September 30, 1999, we recorded approximately 22% of our total net revenue in the three months ended March 30, 1999, approximately 36% in the three months ended June 30, 1999, and approximately 42% in the three months ended September 30, 1999. During the year ended December 31, 1998, we recorded approximately 17% of our total net revenue in the three months ended March 30, 1998, approximately 24% in the three months ended June 30, 1998, approximately 27% in the three months ended September 30, 1998, and approximately 32% in the three months ended December 31, 1998.

     It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may drop. The primary factors that may affect our quarterly and long-term revenues and operating results include the following:

     - the number of visitors to our web site, the proportion of visitors that become registered users, the proportion of registered users that convert to paying online subscribers and the rate at which they renew their subscriptions;

     - seasonality, such as during summer months, when Internet usage is typically lower;

     - the number of visitors to our web site who purchase products offered through our web site and the mix of products purchased;

     - the amount and timing of our operating expenses and capital expenditures;

     - the percentage of revenue which is deferred, which may fluctuate based on the change in product mix and/or pricing; and

     - costs related to potential acquisitions of businesses or technologies.

     BECAUSE OUR HISTORICAL FINANCIAL STATEMENTS ARE DERIVED FROM NETWORK ASSOCIATES' HISTORIC FINANCIAL RESULTS PRIOR TO THE TIME WE ADOPTED OUR CURRENT BUSINESS MODEL, THEY MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE

     Our financial statements are derived from the historic books and records of Network Associates. Furthermore, although historically substantially all of our revenues have come from traditional software sales, our current strategy is to expand our role as an ASP, providing consumers with online access to software applications hosted on our servers. For these reasons, we do not believe that our historical operating results are representative of our business model going forward. As a result, you should not rely on comparisons of our historical operating results as an indicator of our future performance.

     THE GROWTH OF OUR NET REVENUE DEPENDS TO A SIGNIFICANT EXTENT UPON THE CONTINUED DEMAND FOR OUR ANTI-VIRUS PRODUCTS AND SERVICES

     We believe that to date a significant portion of the traffic to our web site has been generated by consumer demand for our anti-virus products and services. A decline in the demand for, or the price that consumers are willing to pay for, our anti-virus products and services as a result of competition, an erosion of brand loyalty, perceived degradation in product quality, technological changes, the bundling by third parties of anti-virus functionality into their products or services or other factors would harm our business and operating results. We license the technology underlying our anti-virus products and services from Network Associates and we are therefore dependent on the continued quality and availability of Network Associates' anti-virus technology.

     COMPETITION FROM OTHER VENDORS MAY RENDER OUR PRODUCTS OBSOLETE OR LEAD TO REDUCED SALES OF OUR PRODUCTS OR REDUCED MARKET SHARE

     Vendors of hardware and of operating system software or other software, such as e-mail software, may enhance their products or bundle separate products to include PC security and management software similar to our products. This competition from vendors and their widespread inclusion of products that perform some of the same or similar functions as our products within computer hardware or other software, such as those offered by our current competitors Dell and Microsoft, could render our products duplicative or obsolete and result in reduced sales and market share. Even if these incorporated products are inferior or more limited than our products, consumers may nevertheless believe that the incorporated products eliminate the need to purchase our products separately. If we are unable, either directly or indirectly through Network Associates, to develop new PC security and management products to further enhance operating systems or other software and to successfully replace any obsolete products, our business would suffer.

     IF OUR PRODUCTS AND SERVICES ARE NOT EFFECTIVE, OUR REPUTATION AND BUSINESS MAY BE HARMED AND CONSUMERS MAY MAKE PRODUCT LIABILITY CLAIMS AGAINST US

     Our PC security and management software products and services are used to protect and manage PCs. If these products and services are not effective, our reputation will be harmed and demand for our products and services could decrease, which would materially adversely affect our business. As a result, we could face potential product liability and related claims. Our anti-virus products and services may fail to effectively detect and respond to existing or newly developed computer viruses. In addition, our anti-virus technology may cause a "false alarm" by detecting viruses that do not actually exist. Our PC management services may not perform effectively, causing a consumer to accidentally lose or delete a file and other data. Any of the foregoing events could harm our reputation and our business and could lead to claims against us. This risk is especially acute for anti-virus software because of the rate at which new viruses are introduced, the challenges involved in widely distributing software updates before customers have been infected by new viruses, and the severity of the harm that consumers may suffer as a result of viruses. Because we license the technology underlying our anti-virus products and services from Network Associates, the quality of these products and services depends on Network Associates' research and development efforts. We seek to limit our exposure to potential product liability claims through limitation of liability provisions in our electronic and shrink wrap licenses and through disclaimers. However, these measures, particularly those involving unsigned licenses, may not be effective under the laws of some jurisdictions.

     IF MICROSOFT TECHNOLOGY FAILS TO MAINTAIN ITS MARKET SHARE OUR BUSINESS WILL BE ADVERSELY AFFECTED

     Currently, our online services are designed exclusively for PCs running Microsoft's Windows 95, Windows 98 and Windows NT operating systems. For our web browser interface, we utilize Microsoft's Internet Explorer technology, which has achieved a market share of approximately 60% among home PC users according to Gartner Group, an industry research firm. We do not support Netscape browser technology except through use of specialized software, commonly referred to as "plug-ins," that must be downloaded over the Internet, a potentially time-consuming and complicated process. For such plug-ins to work, Microsoft's Internet Explorer must reside on the user's PC. If Microsoft's technology fails to continue to be broadly accepted by consumers, or if consumers migrate to other technologies that we do not support, our business would be harmed.

     OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE WE MUST CONTINUALLY ADAPT TO THESE CHANGES AND INTRODUCE NEW PRODUCTS AND SERVICES THAT ACHIEVE BROAD MARKET ACCEPTANCE

     The market for Internet products and services is subject to rapid technological developments, evolving industry standards and consumer demands, and frequent new product introductions and enhancements. To remain competitive, we must continue to enhance and improve the ease of use, responsiveness, functionality and features of our web site. These efforts may require us to internally develop increasingly complex technologies or license them from either Network Associates or other parties. Developing and integrating new products, services or technologies into our web site could be expensive and time-consuming. Any new features, functions or services may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce or acquire new features, functions or services effectively on a timely basis, we may be unable to continue to attract new users or to retain our existing users. Furthermore, we may not succeed in incorporating new Internet technologies, or to do so, we may incur substantial expenses. We must also work with strategic relationships to expand and enhance the content on our web site.

     COMPETITION FROM OTHER COMPANIES THAT OFFER PC SECURITY AND MANAGEMENT SERVICES COULD REDUCE OUR NET REVENUE AND MARKET SHARE

     A large number of Internet companies compete for users, advertisers, e-commerce transactions and other sources of online revenue. The market for PC security and management products is intensely competitive and we expect competition to increase in the near-term. Competitive factors affecting our market include:

     - relatively low barriers to entry, allowing current and new competitors to launch new Internet sites at a relatively low cost using commercially available software;

     - the ability of some of our present and future competitors to offer their products and services for free;

     - new technologies that may increase competitive pressures by enabling our competitors to offer lower-cost services; and

     - web-based applications that direct Internet traffic to web sites and users to computer management services that compete with ours.

     Increased competition could result in price reductions, diminished market share and loss of subscribers, which could materially harm our business. We believe that competition for consumers of PC security and management services will continue to increase as the Internet grows as a commercial medium and as consumer ownership of PCs and other Internet access devices becomes more widespread. To respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our business.

     In the market for anti-virus software products, we compete primarily against Symantec and Trend Micro Systems, which offer software licenses to anti-virus software products, including boxed products sold through retail store channels. In the market for hosted PC security and management solutions, we also compete primarily against Symantec and Trend Micro Systems, as well as other PC utility vendors. In particular, Symantec and Trend Micro Systems both offer online anti-virus services. In the future, we may also compete against PC and system vendors such as Dell, Compaq, IBM, Gateway and Intel that may seek to provide a higher level of support and service to their customers. In particular, Dell has announced an online customer support initiative that includes online PC management services. Operating system and application vendors such as Microsoft provide or plan to provide hosted services to better manage Windows-based PCs. Online PC content sites such as CNET and ZDNet provide or have announced their intention to provide hosted services to enhance their web sites. We are also aware of smaller entrepreneurial companies that are focusing significant resources on developing and marketing these services to consumers.

     In the market for e-commerce and advertising, we compete primarily with established online retailers such as Beyond.com, Gigabuys.com, Outpost.com and PC-related content sites such as CNET and ZDNet. We also compete with online comparative shopping services provided by Internet sites such as Yahoo!, Amazon.com and Excite.

     Some current and many potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet markets than we do. Some of these competitors also have significantly greater financial, marketing, technical and other resources. Other online computer management services may be acquired by, receive investments from or enter into commercial relationships with larger, more established and better financed companies. As a result, some of our competitors may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development than we are able to provide. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand.

     OUR INTENDED EXPANSION INTO INTERNATIONAL MARKETS COULD EXPOSE US TO RELATED RISKS THAT COULD HARM OUR BUSINESS

     We currently have no operations outside the United States. To expand our business, we intend to continue to develop subscriber relationships with users outside of the United States. Expansion of our business to international consumers poses significant challenges, including the creation of non-English language versions of our web site. Conducting business outside of the United States is subject to additional risks, including:

     - difficulties related to online payment processing, including foreign currency issues and transacting with consumers who do not have credit cards;

     - currency fluctuations;

     - the burden of complying with foreign laws, including evolving privacy laws of Europe, which may include restrictions on e-mail marketing;

     - difficulties in securing an international provider of fulfillment services for shrink-wrapped software; and

     - political or economic instability or constraints on international trade.

     Any of the foregoing factors could adversely affect our future international operations, and as a result, harm our business and financial results.

     WE MAY FACE LIABILITY RELATING TO CONTENT ON, OR PRODUCTS AND SERVICES SOLD FROM, OUR WEB SITE

     Our web site provides third-party content and links to other web sites. We could be exposed to claims related to copyright or trademark infringement, errors or omissions or other wrongful acts by the third parties whose content we provide or whose web sites are linked with ours. We enter into agreements with other companies under which we share revenues resulting from advertising or the purchase of products or services through direct or indirect links to or from our web site. These arrangements may expose us to additional legal risks and uncertainties, including government regulation and potential liabilities to consumers of these products and services, even if we do not provide the products and services ourselves.

     IF WE ARE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, WE MAY BE UNABLE TO PREVENT THIRD PARTIES FROM USING THESE RIGHTS AND WE MAY LOSE THESE RIGHTS OR BE REQUIRED TO PAY DAMAGES OR ROYALTIES

     We regard substantial elements of our web site and the underlying technology as proprietary. Despite our precautionary measures and those of Network Associates, it is possible that third parties could copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently, and the intellectual property laws on which we rely may be ineffective in preventing such unauthorized copying or use.

     Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of the trademark that we use. The McAfee.com web site address, or domain name, and the McAfee trademark are important to our business and are licensed to us by Network Associates. If we were to lose the McAfee.com domain name or the use of this trademark, our business would be harmed and we would need to devote substantial resources towards developing an independent brand identity.

     From time to time, third parties may claim that our products and services infringe upon their rights. These claims might require us to pay damages or royalties. Any infringement claims, with or without merit, could lead to costly litigation that could absorb significant management time and require substantial expenses.

     Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we can give no assurance regarding the future viability or value of any of our proprietary rights.

     WE COULD FACE CLAIMS BY OUR CUSTOMERS FOR INVASION OF PRIVACY.

     We collect and use data from our customers to process their orders for our services as well as in the operation of our services. This creates the potential for claims to be made against us based on invasion of privacy or other legal theories. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     IF WE, OR THIRD PARTIES ON WHICH WE RELY, FAIL TO ACHIEVE YEAR 2000 COMPLIANCE, OUR BUSINESS COULD BE HARMED

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries may produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. We could be impacted by year 2000 issues occurring in our own infrastructure or the infrastructure of our suppliers, vendors and financial service organizations. These year 2000 issues could include information errors and significant information system failures. Any disruption in our operations as a result of year 2000 issues could materially harm our business. In addition, year 2000 compliance efforts may involve significant time and expense. We are dependent on Network Associates' year 2000 compliance efforts for the technology that we license from them. There can be no assurance that Network Associates will be able to complete all phases of the compliance effort in a timely manner, if at all, or that the process will adequately address year 2000 issues. Additionally, if our products, including those based on Network Associates licensed technology, are not year 2000 compliant, we could be liable for the resulting damages. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

     OUR NET REVENUE WOULD BE HARMED IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD

     A failure to adequately control fraudulent credit card transactions could harm our net revenue and operating results because we do not carry insurance against this risk. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

INTERNET INDUSTRY RISKS

     IF USE OF THE INTERNET DOES NOT CONTINUE TO GROW AND RELIABLY SUPPORT THE DEMANDS PLACED ON IT BY ELECTRONIC COMMERCE, OUR MARKET AND ABILITY TO ATTRACT NEW SUBSCRIBERS TO OUR SERVICES WILL BE HARMED AND WE MAY EXPERIENCE LOSS OF SALES

     Our success depends upon continued growth in the use of the Internet as a medium of commerce. If the Internet develops more slowly than we expect as a medium of commerce, our business may be seriously harmed. Broad acceptance and adoption of the Internet by consumers and businesses for our online PC products and services will only occur if the Internet provides them with more efficient and cost effective methods of obtaining the products and services offered by McAfee.com.

     GOVERNMENT LEGISLATION AND REGULATION OF THE INTERNET MAY LIMIT THE GROWTH OF OUR BUSINESS AND OUR ABILITY TO MARKET OUR PRODUCTS AND SERVICES

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including online content, user privacy, direct mail marketing, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain how existing laws will be applied to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the usage and demand for our services or materially increase our cost of doing business.

     Some local telephone carriers have asserted that the increasing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers and online service providers. If access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the increasing use of the Internet. This could in turn decrease demand for our services or materially increase our cost of doing business.

     A number of European countries have enacted laws restricting the marketing of products and services using e-mail. These restrictions could hinder or restrict the sales and marketing of our products and services in Europe. If similar restrictions were also adopted in the United States or other countries, our business would be materially harmed.

     CURRENT AND FUTURE LEGISLATION COULD LIMIT OUR ABILITY TO EXPAND OUR CONTEXTUAL E-COMMERCE SERVICES

     Legislation has recently been enacted in several states restricting the sending of unsolicited commercial e-mail. The federal government and several other states are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, they generally limit or prohibit both the transmission of unsolicited commercial e-mails and the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited e-mails include "opt-out" instructions and that senders of such e-mails honor any "opt-out" requests.

     In addition, the European Union's Directive on Data Protection, adopted in 1998, requires that the electronic transfer of personal data take place only to non-EU countries that provide an adequate level of privacy protection. Uncertainty over whether the U.S. will be deemed to provide an adequate level of privacy protection means that we cannot be certain that this EU Directive will have no impact on our expansion of our contextual e-commerce services, particularly if we choose to target new market opportunities in Europe. Future legislation or the application of existing legislation may harm our business.

     There is a growing body of laws and regulations applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted at the international, federal, state and local level relating to the Internet or e-commerce services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of services. Further, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or e-commerce. In turn, the adoption of these laws and regulations could increase our cost of doing business because we currently rely on direct targeted e-mail campaigns as an element of our marketing and sales strategy. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could harm our business.

     TAXATION OF INTERNET TRANSACTIONS COULD SLOW THE GROWTH OF E-COMMERCE AND HARM OUR BUSINESS

     The tax treatment of electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by various foreign governments to impose taxes on the sale of goods and services and other e-commerce activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, future laws may impose taxes or other regulations on e-commerce, which could substantially impair the growth of e-commerce and materially and adversely affect our business.

     IF THE MARKET FOR WEB ADVERTISING DEVELOPS MORE SLOWLY THAN EXPECTED, OUR BUSINESS MAY BE ADVERSELY AFFECTED

     Our ability to generate advertising revenues from selling banner advertisements, contextual advertisements and sponsorships on our web site will depend on, among other factors, the continued development of the Internet as an advertising medium, the amount of traffic to our web site and our ability to achieve and demonstrate user demographic characteristics that are attractive to advertisers. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. No standards have been widely accepted to measure the effectiveness of web advertising. If these standards do not develop, existing advertisers might reduce their current levels of Internet advertising or eliminate their spending entirely. The widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements attached to web pages, could also adversely affect the growth of the Internet as an advertising medium. Furthermore, advertisers have traditionally relied upon advertising media other than the Internet, such as newsprint and magazines, and have invested substantial resources in these other advertising methods. Therefore, advertisers may be reluctant to adopt a new strategy and advertise on the Internet.

     IF THE INTERNET INFRASTRUCTURE DOES NOT CONTINUE TO DEVELOP, THE GROWTH OF OUR BUSINESS MAY BE ADVERSELY AFFECTED

     The recent growth in Internet traffic has caused episodes of diminished performance, requiring Internet service providers and users of the Internet to upgrade their infrastructures. Our ability to maintain and increase the speed with which we provide services to consumers and to increase the scope of these services is limited by and dependent upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our services is dependent on the performance of and future improvements to the Internet.

     IF OUR INTERNAL NETWORK INFRASTRUCTURE IS DISRUPTED BY COMPUTER HACKERS OR BY OTHER OCCURRENCES, OUR BUSINESS MAY BE ADVERSELY AFFECTED

     Our operations depend upon our ability to maintain and protect our computer systems, most of which are located in Santa Clara, California. We also contract with a third party to maintain a fully redundant computer system to prevent disruption of our operations in the event of a system failure in our Santa Clara facility. Given our high profile in the security software market, we are an attractive target for skilled computer users commonly referred to as "hackers" who attempt to gain unauthorized access to computers or computer networks. In the past, we have been a target of hackers who have, among other things, attempted to penetrate our network security or created viruses to sabotage or otherwise attack our web site. While to date these efforts have been discovered quickly and their adverse impact has been limited, similar efforts or viruses may be created or replicated in the future. In this event, our web site or users' computer systems could be damaged and, as a result, demand for our software products may suffer. Our relationships with our subscribers and customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are not effective, causing our revenues to decrease and our business to suffer. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or harm our reputation.

     We have not experienced any material outages to date. However, our systems are vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, floods and general business interruptions, the amount of coverage may not be adequate in any particular case.

RISKS RELATED TO THIS OFFERING

     PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW AND OUR RELATIONSHIP WITH NETWORK ASSOCIATES MAY DISCOURAGE TAKEOVER ATTEMPTS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. For example, we will have a classified board of directors whose members serve staggered three-year terms and are removable only for cause. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Furthermore, following this offering, Network Associates will own 36,000,000 shares, or 100%, of our outstanding Class B common stock, with each Class B share entitled to three votes. As a result, Network Associates will have sufficient voting power to control the direction and policies of McAfee.com.

     AN AGGREGATE OF 41,108,560 SHARES, OR 86.8%, OF OUR OUTSTANDING STOCK WILL BECOME ELIGIBLE FOR RESALE IN THE PUBLIC MARKET BETWEEN 180 DAYS AND ONE YEAR AFTER THIS OFFERING, AND FUTURE SALES OF SUCH STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

     Sales of substantial amounts of our common stock in the public market after this offering could reduce the prevailing market price for our common stock. Of the 47,358,560 shares of common stock to be outstanding, which includes all options outstanding as of October 31, 1999, upon the closing of this offering, the 6,250,000 shares in this offering will be freely tradeable without restriction, other than shares purchased by our officers, directors or other affiliates within the meaning of Rule 144 under the Securities Act of 1933, which will be restricted from sale until 180 days after the date of this prospectus under lock-up agreements with the underwriters. Of these shares, Network Associates owns an aggregate of 36,000,000 shares. The remaining 41,108,560 shares of our common stock will become eligible for resale in the public market as follows:

    NUMBER OF
  SHARES/PERCENT
OUTSTANDING AFTER
   THE OFFERING       DATE WHEN SHARES BECOME AVAILABLE FOR RESALE IN THE PUBLIC MARKET
------------------    -----------------------------------------------------------------
 38,351,000/81.0%     180 days after the date of this prospectus under agreements between the stockholders and the underwriters or McAfee.com, provided that the underwriters can waive this restriction at any time, and including 2,351,000 shares subject to options which will be vested. 37,560,000 of these shares will also be subject to sales volume restrictions under Rule 144 under the Securities
                      Act.
  1,044,071/2.2%      Upon one year following the offering, shares subject to options which will have vested.
   951,890/2.0%       Upon two years following the offering, shares subject to options which will have vested.

     In addition, we intend to file a registration statement on Form S-8 under the Securities Act within 90 days after the date of this offering to register an aggregate of 9,038,000 shares of common stock issued or reserved for issuance under our various stock plans.

     WE MAY NEED ADDITIONAL FINANCING TO ACHIEVE OUR BUSINESS OBJECTIVES, AND IF SUCH FINANCING IS UNAVAILABLE, OUR BUSINESS COULD BE HARMED AND OUR PLANNED EXPANSION COULD BE LIMITED

     We may need to obtain additional financing to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. We may also need to raise funds in the future to meet our working capital needs. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be required to lower our operating expenses by scaling back our operations, such as reducing our marketing and research and development expenditures.

     INTERNET STOCKS HAVE BEEN VOLATILE AND OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY, AND MAY CAUSE A DECLINE IN THE PRICE OF OUR SHARES FOLLOWING THIS OFFERING

     The trading prices of many Internet stocks have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. The trading price of our stock is likely to be highly volatile and may be significantly affected by factors including actual or anticipated fluctuations in our operating results, new products introduced by us or our competitors, conditions and trends in the software or e-commerce industries, changes in financial estimates by securities analysts, general market conditions and other factors. Any negative change in the public perception of the prospects of Internet or e-commerce companies in general could also depress our stock price regardless of our business, prospects or operating results.

     PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION AND WILL EXPERIENCE FURTHER DILUTION WITH THE FUTURE EXERCISE OF STOCK OPTIONS


     Investors in this offering will experience an immediate dilution in the net tangible book value of the common stock of $9.92 per share, based on the number of outstanding shares as of September 30, 1999 and an assumed initial public offering price of $11.00 per share. Additionally, purchasers in this offering will experience further dilution as holders of our stock options exercise those options. As of October 31, 1999, we have outstanding options to purchase 5,108,560 shares of our common stock, none of which have yet been exercised. On the date that is 180 days after this offering, 2,351,000 options will have vested and could be exercised and sold. This potential sale would have the effect of diluting purchasers of shares in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

                                USE OF PROCEEDS


     Our net proceeds from the sale of the 6,250,000 shares of Class A common stock we are offering will be approximately $62.8 million, assuming an initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $72.4 million.


     The principal purpose of this offering is to increase our working capital for general corporate purposes. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth (1) our actual capitalization as of September 30, 1999 and (2) our capitalization as adjusted to give effect to our application of the estimated net proceeds of this offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated offering expenses and underwriting discount. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.



                                                              AS OF SEPTEMBER 30, 1999
                                                              ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              ----------    ----------
                                                                    (UNAUDITED)
Stockholder's equity (deficit):
  Preferred stock, $.001 par value; 5,000,000 shares
     authorized, no shares issued and outstanding...........   $     --      $     --
  Common stock:
     Class A, $.001 par value; 100,000,000 shares
      authorized, no shares issued and outstanding, actual;
      6,250,000 shares issued and outstanding, as
      adjusted..............................................         --             6
     Class B, $.001 par value; 65,000,000 shares authorized,
      36,000,000 shares issued and outstanding, actual;
      36,000,000 shares issued and outstanding, as
      adjusted..............................................         36            36
  Additional paid-in capital................................     10,049        72,880
  Accumulated deficit.......................................    (27,089)      (27,089)
                                                               --------      --------
       Total stockholder's equity (deficit).................    (17,004)       45,833
                                                               --------      --------
          Total capitalization..............................   $(17,004)     $ 45,833
                                                               ========      ========


The data in the table above excludes 5,108,560 shares of Class A common stock issuable on exercise of options outstanding as of October 31, 1999 with a weighted average exercise price of $4.65 per share.

                                    DILUTION


     Our net tangible book value as of September 30, 1999 was $(17.0 million) or $(.47) per share. Net tangible book value per share is determined by dividing the number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the receipt of the estimated net proceeds from this offering, based upon an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of September 30, 1999 would have been approximately $45.8 million, or $1.08 per share. This represents an immediate increase in net tangible book value of $1.55 per share to existing stockholders and an immediate dilution of $9.92 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............          $11.00
Net tangible book value per share as of September 30,
1999........................................................  $(.47)
     Increase per share attributable to new investors.......   1.55
                                                              -----
     Net tangible book value per share after the offering...            1.08
                                                                      ------
Dilution per share to new investors.........................          $ 9.92
                                                                      ======



     The following table summarizes as of September 30, 1999, on the basis described above, the number of shares of common stock acquired from us by Network Associates, our only existing stockholder, and purchased from us by investors, the total consideration contributed by Network Associates or paid by investors and the average amount per share contributed by Network Associates and paid by investors purchasing shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and before deducting the estimated underwriting discounts and commissions and estimated offering expenses:



                                          SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                        ---------------------   ---------------------   PRICE PER
                                          NUMBER      PERCENT     AMOUNT      PERCENT     SHARE
                                        -----------   -------   -----------   -------   ---------
Network Associates -- sole existing
  stockholder.........................   36,000,000     85.2%   $ 2,833,342      4.0%    $  .08
New investors.........................    6,250,000     14.8     68,750,000     96.0     $11.00
                                        -----------   ------    -----------    -----
     Total............................   42,250,000    100.0%   $71,583,342    100.0%
                                        ===========   ======    ===========    =====


     As of October 31, 1999, there were options outstanding to purchase a total of 5,108,560 shares of Class A common stock at a weighted average exercise price of $4.65 per share.

     To the extent that any of these options are exercised or shares are issued, there will be further dilution to new public investors. Furthermore, if the underwriters exercise their over-allotment option in full, the number of shares held by the existing stockholders will be reduced to 83.4% of the total number of shares outstanding, and will increase the number of shares held by new investors to 7,187,500 shares, or 16.6% of the total number of shares outstanding after this offering. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock," Note 6 of notes to financial statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for each of the three years ended December 31, 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 is derived from our financial data that has been audited by PricewaterhouseCoopers LLP, not included elsewhere in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999 are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for this period. The data for the interim periods is not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

     The consumer e-commerce business of Network Associates, that was contributed to us, commenced in January 1996. Therefore, there is no financial data as of and for the years ended December 31, 1994 and 1995. The financial statements from 1996 through 1998 contained herein and discussed below have been carved out from the financial statements of Network Associates using the historical results of operations and the historical bases of the assets and liabilities of the consumer e-commerce business of Network Associates. We believe that the assumptions underlying the preparation of our financial statements are reasonable. However, the financial information included herein, may not be indicative of our future results of operations, financial position and cash flows or the financial results we would have achieved if we had been a separate stand-alone entity during these periods. In particular, periods prior to fiscal 1999 do not include the expenses incurred under our license agreement with Network Associates. See Note 4 to the financial statements.

     From January 1, 1999, various services have been and will continue to be provided by Network Associates based upon a services agreement entered into between us and Network Associates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

                                                                                          NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                            ---------------------------   ------------------
                                                             1996      1997      1998      1998       1999
                                                            -------   -------   -------   -------   --------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenue...............................................  $   539   $ 2,530   $ 6,292   $ 4,268   $ 16,095
Cost of net revenue:
  Product costs...........................................       53       142       730       272      2,065
  Technology costs........................................      206     1,960     2,975     2,433      4,860
  License fees............................................       --        --        --        --      1,707
                                                            -------   -------   -------   -------   --------
    Total cost of net revenue.............................      259     2,102     3,705     2,705      8,632
Operating expenses:
  Research and development................................      287       326     2,661     1,417      4,458
  Marketing and sales.....................................    1,438     1,469     1,152       396     14,061
  General and administrative..............................      345       141       767       573      3,491
  Stock-based compensation................................       --        --        --        --      7,251
                                                            -------   -------   -------   -------   --------
    Total operating expenses..............................    2,070     1,936     4,580     2,386     29,261
                                                            -------   -------   -------   -------   --------
Loss from operations......................................   (1,790)   (1,508)   (1,993)     (823)   (21,798)
                                                            -------   -------   -------   -------   --------
Net loss..................................................  $(1,790)  $(1,508)  $(1,993)  $  (823)  $(21,798)
                                                            =======   =======   =======   =======   ========
Net loss per share, basic and diluted.....................                                          $   (.61)
                                                            -------   -------   -------   -------   ========
Shares used in per share calculation......................                                            36,000
                                                            -------   -------   -------   -------
Pro forma net loss per share, basic and diluted...........       --        --   $  (.06)       --         --
                                                                                =======
Shares used in pro forma per share calculation............       --        --    36,000        --         --

                                                                  AS OF DECEMBER 31,
                                                              ---------------------------         AS OF
                                                               1996      1997      1998     SEPTEMBER 30, 1999
                                                              -------   -------   -------   ------------------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash........................................................  $    --   $    --   $    --        $  2,410
Working capital.............................................   (1,777)   (3,268)   (5,196)        (20,547)
Total assets................................................       38        21     2,438          10,069
Deferred revenue............................................    1,003     2,976     6,388          19,869
Receivable from (payable to) Network Associates.............     (674)     (275)    1,286           1,290
Total stockholder's/divisional deficit......................   (1,739)   (3,247)   (5,131)        (17,004)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with the financial statements and related notes of McAfee.com appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, including, among other things, statements regarding anticipated costs and expenses, mix of revenues, plans for introducing new products and services to expand our revenue base. Our actual results could differ materially from the results contemplated by these forward-looking statements as a result of a number of factors, including those discussed below, elsewhere in this prospectus and under "Risk Factors."

OVERVIEW

     We are currently a wholly-owned subsidiary of Network Associates. We were incorporated in December 1998 and, effective January 1, 1999, Network Associates contributed to us its consumer e-commerce business, which began operations in January 1996. We have never operated as an independent company. Network Associates has provided a number of services to us and we will continue to rely on Network Associates to provide these services after completion of this offering. In addition, our financial statements are derived from the historical books and records of Network Associates. The balance sheet includes all assets and liabilities directly attributable to us which are derived from historical cost information of Network Associates. The statement of operations includes all revenues and expenses directly attributable to us including charges for shared facilities, functions and services used by us and provided by Network Associates. A number of expenses, such as research and development expenses, sales and marketing expenses and general and administrative expenses, have been allocated based on Network Associates' management's estimate of the cost of services provided by them. These allocations were generally based on either a direct cost pass-through or percentage of total expenses for the services provided, based on headcount. See Note 4 of notes to financial statements. In light of the above, you should not consider our historical financial statements to be representative of future results.

     We are a provider of hosted, version-less PC security and management products and services over the Internet. We derive our revenue from:

     - products, software and subscription licenses sold through the McAfee Store as well as through e-retail distributors, such as Beyond.com and America Online, and computer original equipment manufacturers, or OEMs, such as Gateway and Dell. The McAfee Store is the location on our web site where consumers can purchase McAfee-branded products through secure, credit-card based transactions;

     - software subscriptions for our hosted PC security and management applications provided on our web site, including McAfee Clinic and Oil Change, our initial hosted subscription service;

     - sponsorship arrangements in which we provide access to other vendors' web sites;

     - co-hosting arrangements where products and services are branded under both our brand and that of our partners; and

     - banner advertising and other advertising space on our web site sold by us or our partners to third parties.


Historically, substantially all of our net revenue has come from software licenses sold through the McAfee Store, OEMs and other e-retail distributors. In particular, sales of our anti-virus products accounted for approximately 47%, 95%, 91% and 61% of our revenue in 1996, 1997, 1998 and the nine months ended September 30, 1999. Furthermore, during the nine months ended September 30, 1999, approximately 40% of our net revenue was derived from the sale of software licenses through Beyond.com.

     In September 1998, Network Associates acquired CyberMedia, Inc., a provider of desktop utility software. Our net revenue from that date includes e-commerce revenue for these additional product offerings relating to CyberMedia products.


     Our current strategy is to further expand on our historical revenue base and significantly broaden our role as an applications service provider, or ASP, providing consumers with access to PC security and management software applications hosted on our services. Under this ASP model, consumers "rent versus buy" our software applications. In October 1998, we updated Oil Change and introduced it as our initial hosted subscription service, based on technology acquired through Network Associates' purchase of CyberMedia. In April 1999, we introduced McAfee Clinic. McAfee Clinic incorporates the functionality of Oil Change and provides a significantly broader suite of hosted PC security and management applications. From April 1999 to September 1, 1999, users were offered McAfee Clinic services for free. On September 2, 1999, we began charging for this service as part of our strategy of transitioning users of our web site to paid subscribers to McAfee Clinic. To date, we have recognized limited revenues from our hosted applications and services. To the extent that users of our web site transition to become paid subscribers, our subscription revenues will increase. To the extent that subscribers are reluctant to pay for a service they previously used for free, however, traffic to our web site could decrease, which could lead to reduced advertising and sponsorship revenues. We are also seeking to convert our current and any future Oil Change subscribers to McAfee Clinic subscribers. Also, to further expand our revenue base, we have recently introduced contextual e-commerce services on our web site and plan to introduce contextual advertising services. Contextual e-commerce consists of providing purchase recommendations based on a user's PC configuration, attached peripherals and software. Depending on the purchased product, if the user purchases recommended products from parties with whom we have a contractual relationship, we receive a referral fee or share in related product revenue. Contextual advertising will consist of sales of targeted advertising directed at consumers based on their individual PC configurations, attached peripherals and software.


     REVENUE RECOGNITION

     Revenue recognition varies depending on the product or service sold. Revenue derived from the sale of software products is recognized in accordance with Statement of Position 97-2, or SOP 97-2, "Software Revenue Recognition," as amended by Statements of Position 98-4 and 98-9, collectively, SOP 97-2, and Statement of Financial Accounting Standards 48, or SFAS 48, "Revenue Recognition When Right of Return Exists." Based on these accounting pronouncements, our revenue recognition practices relating to various products and customers are as follows:

     - Recognition of net revenue at the time of delivery from the sale of software products sold through both the McAfee Store and our e-retail distributors, such as Beyond.com and America Online, and sales to OEMs, varies depending on the product being sold. For products that include future upgrades, updates or services, such as VirusScan licenses, a percentage of the revenue is deferred and recognized ratably over the period for which these upgrades, updates or services are provided, usually one year. The amount deferred is based on the price of these upgrades, updates and future services when sold separately. For the majority of our products, however, we do not sell these upgrades, updates and services separately and therefore we typically defer a substantial portion of total revenue and recognize it ratably over one year. Products sold through our e-retail distributors are sold by us to them at a discount from list price and additionally, some of our e-retail distributors may purchase product for inventory. We recognize revenue for these products when they are sold to the end user.

     - Revenue from the fees received for providing sponsorships, co-hosting arrangements and software subscriptions for our hosted applications is deferred at the time of the transaction and is recognized ratably over the term of the arrangement or the subscription term.

     - Revenue from banner advertising and other advertising space on our web site is typically recognized as advertisement impressions are delivered.

     COSTS AND EXPENSES

     Cost of Net Revenue. Cost of net revenue consists of product costs, technology costs and license fees.

     Product costs consist mainly of the cost of media, manuals and packaging as well as shipping costs for boxed products sold both through our McAfee Store and through e-retail partners. From September 1998 through May 16, 1999, product costs also included charges from Beyond.com for processing and fulfilling sales transactions, including credit card processing fees and fulfillment costs.

     Technology costs are included in cost of net revenue because these costs represent the cost of selling our products and services over the Internet. Technology costs consist of Internet connection charges, co-location costs for maintaining server sites, salary and benefit expenses for personnel maintaining our web site and that of Network Associates, depreciation of equipment such as routers and access servers, and other related costs associated with the maintenance of the web sites. We have agreed to maintain Network Associates' web site. For this service, we charge Network Associates a fee equal to 10% of our total technologies cost plus a 10% mark-up. Amounts owed to us by Network Associates are offset against amounts that we owe to Network Associates under our other agreements with it.

     License fees are incurred under the technology cross license agreement with Network Associates, which gives us the right to sell single-user consumer licenses for the licensed Network Associates products over the web and through computer OEMs and e-retailers. The license fee is payable commencing January 1, 1999 and is based on a percentage of net revenue derived from product sales that include the licensed technology. The license fee was 20% commencing on January 1, 1999, declining 1.625% per quarter until the rate is 7% in the quarter beginning January 1, 2001 and will remain at 7% thereafter. The rate for the quarter ended September 30, 1999 is 16.75%. See "Related Party
Transaction -- Intercompany Agreements" for a more detailed description of the Network Associates cross license. For a quarterly royalty of $250,000, Network Associates has, among other things, a limited right to sell licenses to any software products that we create based on the Network Associates technology that we license from it. This royalty received from Network Associates is offset against our royalty payments to Network Associates, which are presented on a net basis in our results of operations.

     We expect that cost of net revenue will continue to increase in absolute dollars but may fluctuate as a percentage of net revenue over time as we expand our operations.

     Research and Development. Research and development expenses consist primarily of salary and benefits for our development and technical staff, computer and equipment depreciation, as well as allocated overhead expenses. Prior to 1999, we did not engage in research and development activities or incur related expenses independent from Network Associates. Research and development expenses during that time represent an allocation of expenses incurred by Network Associates in developing the McAfee.com web site.

     We are focusing our research and development resources on providing next-generation software services for Internet access devices initially focused on PC security and management delivered via the Internet, contextual e-commerce and contextual advertising. We expect that our research and development expenses will grow in absolute dollars as we continue to invest in development and enhancement of our products and services, but may fluctuate as a percentage of net revenue. We also expect an increase in research and development expenses related to the anticipated future international expansion of our business. The timing and amount of our research and development expenses may vary significantly based upon the number of new products and significant upgrades under development and products acquired, if any, during a given period.

     Marketing and Sales. Marketing and sales expenses consist primarily of salary, commissions and benefits for marketing and sales employees as well as expenses associated with advertising and promotions. Also included in marketing and sales expenses is a charge from Network Associates for providing retail support and customer care. We expect marketing and sales expenses to increase in absolute dollars over time as we:

     - continue to aggressively market our products and services to attract new paid subscribers;

     - attempt to establish strategic relationships with third parties; and

     - expand internationally.

However, we expect that our marketing and sales expenses may fluctuate as a percentage of net revenue. See "Related Party Transactions -- Intercompany Agreements" for a more detailed description of the Network Associates corporate services agreement.

     General and Administrative. General and administrative expenses consist principally of charges under the corporate services agreement with Network Associates and of salary and benefit expenses for administrative personnel. Under the corporate services agreement, Network Associates is providing services relating to tax, accounting, insurance, employee benefits administration, corporate record-keeping, payroll, information technology infrastructure, and facilities management. The expenses are allocated based on relative headcount and include a 10% mark-up from Network Associates' allocated expenses. In turn, we allocate a portion of these charges related to facilities and information technology infrastructure to marketing and sales and research and development. This allocation is based on the headcount of these departments. Although we believe that we benefit from the services provided by Network Associates, the corporate services agreement gives us the right to obtain these services from a third party, and we may do so to the extent that we are able to obtain these services on more economical terms. We expect that general and administrative expenses will increase in absolute dollars in the future, but may fluctuate as a percentage of net revenue, as we expand our operations.

     Stock-Based Compensation. In January 1999, five officers of Network Associates were granted options to purchase 3,420,000 shares of our Class A common stock. These options originally vested over four years. Since these officers are not our employees, those options are accounted for at fair market value. The determination of the total compensation to be recognized in connection with these grants requires the remeasurement of the fair value of the options each reporting period until the options are fully vested. Compensation expense is reflected in our results of operations over the vesting period. We recorded compensation expense of approximately $1.2 million and $1.6 million for the three and six months ended June 30, 1999. On September 22, 1999, with the agreement of the optionholders, we cancelled options for 1,710,000 shares and amended the remaining options to make them fully vested. As a result of this change we recorded a charge of approximately $5.6 million, including a charge for options granted to Network Associates employees in September 1999, during the three months ended September 30, 1999.

     Taxes. Our operations are included in Network Associates' consolidated U.S. tax returns. No income tax provision has been included in our financial statements because net losses were incurred throughout the reporting period. We have entered into a tax sharing agreement with Network Associates effective upon the consummation of this offering. See "Related Party
Transactions -- Intercompany Agreements" for a more detailed description of the Network Associates tax sharing agreement.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of net revenue represented by certain items in our Statement of Operations.

                                                                             NINE MONTHS
                                                                                ENDED
                                               YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                               ------------------------    ---------------
                                                1996     1997     1998     1998      1999
                                               ------    -----    -----    -----    ------
                                                                             (UNAUDITED)
Net revenue..................................   100.0%   100.0%   100.0%   100.0%    100.0%
                                               ------    -----    -----    -----    ------
Cost of net revenue:
  Product....................................     9.9      5.6     11.6      6.4      12.8
  Technology costs...........................    38.2     77.5     47.3     57.0      30.2
  License fees...............................      --       --       --       --      10.6
                                               ------    -----    -----    -----    ------
     Total cost of net revenue...............    48.1     83.1     58.9     63.4      53.6
                                               ------    -----    -----    -----    ------
Operating expenses:
  Research and development...................    53.2     12.9     42.3     33.2      27.7
  Marketing and sales........................   266.8     58.1     18.3      9.3      87.3
  General and administrative.................    64.0      5.6     12.2     13.4      21.7
  Stock-based compensation...................      --       --       --       --      45.1
                                               ------    -----    -----    -----    ------
     Total operating expenses................   384.0     76.5     72.8     55.9     181.8
                                               ------    -----    -----    -----    ------
Loss from operations.........................  (332.1)   (59.6)   (31.7)   (19.3)   (135.4)
                                               ------    -----    -----    -----    ------
Net Loss.....................................  (332.1)%  (59.6)%  (31.7)%  (19.3)%  (135.4)%
                                               ======    =====    =====    =====    ======

     COMPARISON OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1999

     Net Revenue. Net revenue increased from $4.3 million in the nine months ended September 30, 1998 to $16.1 million in the nine months ended September 30, 1999. Net revenue increased primarily as a result of increased traffic to our McAfee Store in connection with the emergence of a number of new harmful computer viruses in the first half of 1999 and the official launch of our web site in the second quarter of 1999. The increase in net revenue also reflects sales of software product licenses and subscriptions related to increased product offerings as a result of Network Associates' acquisition of CyberMedia in September 1998.

     Cost of Net Revenue. Cost of net revenue increased from $2.7 million in the nine months ended September 30, 1998 to $8.6 million in the nine months ended September 30, 1999. The increase was primarily related to the increase in the cost of products sold through the McAfee Store as sales volumes increased, an increase in technology costs relating to the substantial investment in our infrastructure, as well as license fees payable to Network Associates beginning January 1, 1999. The increase in the total cost of net revenue as a percentage of net revenue reflects costs incurred for fulfillment services provided by Beyond.com and license fees payable to Network Associates. Effective May 17, 1999, the arrangement with Beyond.com was restructured, such that Beyond.com became a reseller rather than a fulfillment agency.

     Research and Development. Research and development expenses increased from $1.4 million in the nine months ended September 30, 1998 to $4.5 million in the nine months ended September 30, 1999. This increase was primarily due to a significant increase in investment in research and development headcount and infrastructure in 1999 as we continued to expand and enhance our product and service offerings. As a percentage of net revenue, research and development expenses were 33% in the nine months ended September 30, 1998 and 28% in the nine months ended September 30, 1999.

     Marketing and Sales. Marketing and sales expenses increased from $396,000 in the nine months ended September 30, 1998 to $14.1 million in the nine months ended September 30, 1999. This increase was primarily due to a significant investment in the marketing of our products and services, including advertising and promotions, as well as development of strategic relationships with a variety of Internet companies. In June 1999, we began a significant advertising campaign to build brand awareness, and also increased the number of sales and marketing personnel. Also, beginning January 1, 1999, we incurred charges from Network Associates for retail support and customer care of approximately $1.1 million per quarter. These amounts were not material in prior years. As a percentage of net revenue, marketing and sales expenses were 9% in the nine months ended September 30, 1998 and 87% in the six months ended September 30, 1999.

     General and Administrative. General and administrative expenses increased from $573,000 in the nine months ended September 30, 1998 to $3.5 million in the nine months ended September 30, 1999. This increase was primarily due to the increase in charges from Network Associates, resulting from our additional headcount due to the expansion of our operations.

     COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Net Revenue. Net revenue increased from $539,000 in the year ended December 31, 1996 to $2.5 million in the year ended December 31, 1997 and to $6.3 million in the year ended December 31, 1998. These increases in net revenue were primarily due to increases in the licensing of anti-virus software products to new customers.

     Cost of Net Revenue. Cost of net revenue increased from $259,000 in the year ended December 31, 1996 to $2.1 million in the year ended December 31, 1997 and to $3.7 million in the year ended December 31, 1998. The increases in cost of net revenue were primarily due to increased product sales from year to year, as well as an increase in technology costs resulting from an increase in spending on infrastructure, particularly in the second half of 1998 as we prepared to launch our pilot web site in December 1998.

     Research and Development. Research and development expenses increased from $287,000 in the year ended December 31, 1996 to $326,000 in the year ended December 31, 1997 and increased to $2.7 million in the year ended December 31, 1998. These increases were primarily due to a significant investment in research and development headcount and infrastructure in 1998 as we expanded our operations. As a percentage of net revenue, research and development expenses were 53% in 1996, 13% in 1997 and 42% in 1998.

     Marketing and Sales. Marketing and sales expenses increased from $1.4 million in the year ended December 31, 1996 to $1.5 million in the year ended December 31, 1997 and decreased to $1.2 million in the year ended December 31, 1998. The decrease from 1997 to 1998 was primarily due to a decrease in marketing and the significant reduction in marketing and sales headcount. As a percentage of net revenue, marketing and sales expenses were 267% in 1996, 58% in 1997 and 18% in 1998.

     General and Administrative. General and administrative expenses decreased from $345,000 in 1996 to $141,000 in 1997 and increased to $767,000 in 1998. The decrease from 1996 to 1997 was primarily due to a decrease in our headcount resulting in a lower charge from Network Associates. The increase from 1997 to 1998 was primarily due to an increase in the charge from Network Associates as a result of a significant increase in headcount resulting from our increased investment in infrastructure and expansion of operations. As a percentage of net revenue, general and administrative expenses were 64% in 1996, 6% in 1997 and 12% in 1998.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly statement of operations data for each of the seven most recent quarters. In our opinion, this information has been prepared on the same basis as the audited financial statements contained in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, we consider necessary for fair presentation in accordance with generally accepted accounting principles. This information should be read in conjunction with our financial statements and the related notes appearing at the end of this prospectus. Our operating results for any three-month period are not necessarily indicative of results for any future period.

                                                                        THREE MONTHS ENDED
                                           ----------------------------------------------------------------------------
                                           MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,
                                             1998       1998       1998        1998       1999       1999       1999
                                           --------   --------   ---------   --------   --------   --------   ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net revenue..............................  $ 1,096    $ 1,490     $ 1,682    $ 2,024    $ 3,469    $ 5,863    $  6,763
                                           -------    -------     -------    -------    -------    -------    --------
Cost of net revenue:
  Product costs..........................        5         50         217        458        952        829         284
  Technology costs.......................      572        710       1,151        542      1,226      2,126       1,508
  License fees...........................       --         --          --         --        434        667         606
                                           -------    -------     -------    -------    -------    -------    --------
    Total cost of net revenue............      577        760       1,368      1,000      2,612      3,622       2,398
                                           -------    -------     -------    -------    -------    -------    --------
Operating expenses:
  Research and development...............      292        361         764      1,244      1,558      1,145       1,755
  Marketing and sales....................       17         21         358        756      2,398      5,055       6,608
  General and administrative.............      191        150         232        194        350      1,628       1,513
  Stock-based compensation...............       --         --          --         --        456      1,170       5,625
                                           -------    -------     -------    -------    -------    -------    --------
    Total operating expenses.............      500        532       1,354      2,194      4,762      8,998      15,501
                                           -------    -------     -------    -------    -------    -------    --------
Income (loss) from operations............       19        198      (1,040)    (1,170)    (3,905)    (6,757)    (11,136)
                                           -------    -------     -------    -------    -------    -------    --------
Net income (loss)........................  $    19    $   198     $(1,040)   $(1,170)   $(3,905)   $(6,757)   $(11,136)
                                           =======    =======     =======    =======    =======    =======    ========
Net income (loss) per share, basic and
  diluted................................  $    --    $    --     $    --    $    --    $  (.11)   $  (.19)   $   (.31)
                                           =======    =======     =======    =======    =======    =======    ========
Shares used in per share calculation.....       --         --          --         --     36,000     36,000      36,000

     We have experienced growth in net revenue in each quarter since January 1, 1996. Net revenue increased significantly in the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 largely due to an increase in the licensing of anti-virus software through the McAfee Store and through e-retail distributors as well as an increase in our product offerings due to Network Associates' acquisition of CyberMedia in the quarter ended September 30, 1998.

     Cost of net revenue has increased in each quarter except the quarter ended December 31, 1998 and September 30, 1999 with substantial increases in the quarters ended March 31, 1999 and June 30, 1999. The increases were primarily due to an increase in product costs resulting from an increase in net revenue, and increased costs due to the significant technology infrastructure investment, as well as license fees paid to Network Associates under our cross license agreement commencing January 1, 1999. The decrease from the quarter ended September 30, 1998 to December 31, 1998 was due to the consolidation of duplicate technology infrastructure and the renegotiation of vendor contracts. The decrease in the quarter ended September 30, 1999 was primarily due to a reduction in product costs as a result of Beyond.com becoming a reseller, as well as a reduction in technology costs.

     Operating expenses have also increased in each quarter with substantial increases in the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999. These increases were primarily due to increased investment in our research and development efforts and a significant increase in marketing and sales due to significant spending on advertising and promotions, as well as development of strategic relationships with several Internet companies.

     Our net revenue and results of operations could fluctuate significantly quarter-to-quarter and year-to-year. Causes of such fluctuations may include the conversion of our web site users into paying subscribers and the rate at which they renew their subscriptions, seasonal purchasing patterns on the Internet, the number of users of our web site purchasing products offered through our web site and the mix of products purchased, the amount and timing of our operating expenses and capital expenditures, the percentage of revenue which is deferred, and costs related to potential acquisitions.

     Significant quarterly fluctuations in products and services sold will cause significant fluctuations in our cash flows and the cash and cash equivalents, accounts receivable and deferred net revenue accounts on our balance sheet.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We do not currently hold any derivative instruments and do not engage in hedging activities. Also, we do not currently hold any variable interest rate debt or lines of credit, and currently do not enter into any transaction denominated in a foreign currency. Although our revolving loan agreement with Network Associates provides for interest based on the one-month LIBOR rate, there are currently no outstanding borrowings under that agreement. Thus, our current exposure to interest rate and foreign exchange fluctuations is minimal.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1999, we had $2.4 million in cash, with $1.3 million due from Network Associates related to net cash generated by our operations during the period from January 1, 1996 through September 30, 1999. In October 1999, under an asset contribution and receivables settlement agreement, Network Associates settled the outstanding amount, without interest, in cash. Any subsequent receivable or payable will be settled in cash on a quarterly basis. At September 30, 1999, we also had in place an intercompany revolving loan agreement under which Network Associates has agreed to make up to $30 million available to us. The interest rate under this revolving loan is equal to the one-month LIBOR rate which fluctuates daily and was 5.4% on September 30, 1999. As of September 30, 1999, no loans were outstanding under this line of credit. Beginning 30 days after the completion of this offering, Network Associates may elect to require us to repay all outstanding principal and interest under the agreement. If Network Associates does not require repayment prior to that time, the revolving loan will be repayable in full on January 1, 2001, the termination date of the agreement. As of September 30, 1999, there were no amounts outstanding under the revolving loan agreement.

     Net cash used in operating activities was $674,000 in the year ended December 31, 1996, consisting primarily of net loss before depreciation, partially offset by an increase in deferred net revenue.

     Net cash provided by operating activities was $399,000 in the year ended December 31, 1997 and $1.5 million in the year ended December 31, 1998, consisting primarily of increases in deferred net revenue partially offset by net loss before depreciation.

     Net cash provided by operating activities was $268,000 in the nine months ended September 30, 1998, consisting primarily of an increase in deferred net revenue. Net cash provided by operating activities was $3.8 million in the nine months ended September 30, 1999, consisting primarily of increases in deferred net revenue and accounts payable and accrued liabilities partially offset by net loss before depreciation and stock-based compensation.

     Net cash used in investing activities was $1.3 million in the nine months ended September 30, 1999, relating to purchases of fixed assets.

     Net cash (used in) provided by financing activities consists principally of the change in the amount receivable (from) to Network Associates.

     We believe that cash due from Network Associates, the net proceeds from this offering and anticipated cash flow from operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months, although this may not be sufficient to fund our

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working capital beyond the next 24 months. However, we may seek to raise additional capital during that period. We cannot assure you that we will not require additional funds during the next 12 months. Even if these additional funds are not required, we may decide to seek additional equity or debt financing. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. Without the proceeds from this offering, we will rely on our revolving loan agreement with Network Associates that would likely be sufficient to meet our working capital requirements for the next 12 months.

YEAR 2000 ISSUES

     Many currently installed computer systems and software products are coded to accept, store, or report only two digit entries in date code fields. Beginning in the year 2000, these date code fields will need to be enabled to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies, including us and our vendors, will need to be upgraded to comply with these year 2000 requirements. We could be impacted by year 2000 issues occurring in our own infrastructure or the infrastructure of our suppliers, vendors and financial service organizations. These year 2000 issues could include information errors and significant information system failures. Any disruption in our operations as a result of year 2000 issues could have a material adverse effect on our business, results of operations and financial conditions.

     OUR STATE OF READINESS

     Overview. To address year 2000 readiness, we have, as part of the services agreement, contracted with Network Associates to provide a corporate program to coordinate efforts across all business functions and geographic areas, including addressing risks associated with business partners and other third-party relationships. The agreed upon year 2000 readiness program is divided into four program areas:

     - Commercial Product Compliance;

     - Internal Systems and Technology Compliance;

     - Supplier and Business Partner Compliance; and

     - Facilities and Safety Compliance.

For each of these areas, the program specifies a four-step approach that includes:

     - Awareness -- ownership and task assignment;

     - Inventory -- listing of all items to be assessed;

     - Assessment -- prioritizing inventoried items, assessing compliance, planning corrective actions, making initial contingency plans; and

     - Corrective Action -- implementing corrective actions, verifying implementation, and finalizing contingency plans.

Network Associates has substantially completed the assessment phase for all four areas and is targeting completion of corrective actions by the end of the third quarter of 1999. However, there can be no assurance that Network Associates will be able to complete all four phases in a timely manner, if at all, or that the process will adequately address year 2000 issues.

     Commercial Product Compliance. Our currently licensed products, are designed to be "year 2000 compliant," meaning that our licensed products are expected to continue to operate substantially in accordance with published documentation on and after January 1, 2000. Network Associates uses the British Standards Institute's DISC PD-2000 as the standard for assessing year 2000 compliance. The

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

British Standards Institute Definition DISC, which means Delivering Information Systems to Customers, PD-2000 is the British Standards Institute document, which addresses year 2000 compliance, providing an objective definition of year 2000 compliance and the requirements that must be satisfied in equipment and products, which use dates and times. Network Associates has evaluated and tested all our licensed products for year 2000 compliance and believes that all products released since November 1998 or currently under development are year 2000 compliant.

     Internal Systems and Technology Compliance. As part of our services agreement with Network Associates, we rely on Network Associates for our core IT systems, with the exception of our web IT infrastructure. Network Associates has implemented the R/3 system from SAP. The R/3 system from SAP is a version of the industry standard SAP enterprise resource planning system that we have implemented to more fully automate our business processes and is certified by SAP as year 2000 compliant. The implementation was completed in late 1997 and early 1998 and included most of the major functional areas of our business. A major upgrade of the R/3 installation was completed in 1999. Our core web IT infrastructure is substantially Microsoft-based and we have received certificates of year 2000 compliance from Microsoft. We have also obtained compliance certificates from all other significant third party software vendors. Our hardware infrastructure is based on Compaq, Cisco and HP systems that are less than two years old and which have also been certified to be year 2000 compliant.

     Our other information technology systems include telephone switches and equipment and software, network, desktop and server hardware and related operating systems and application software and electronic data interchange systems. Network Associates has substantially completed an assessment of our systems and we have replaced, upgraded, or planned to replace or upgrade, those systems that were not year 2000 compliant. All business critical systems are currently year 2000 compliant using the same DISC PD-2000 standard applied to the Network Associates product line. All other system compliance projects have been substantially completed as of September 30, 1999. Testing and minor compliance projects will continue into the fourth quarter of 1999.

     Supplier and Business Partner Compliance. Our suppliers and business partners include the sources of the equipment and supplies we use in the conduct of our business, as well as our financial institutions, and other service providers. The following steps were taken to determine their year 2000 compliance:

     - Network Associates began its vendor, facilities and business partners' year 2000 validation program in 1998.

     - All were assessed to determine their criticality level relating to Network Associates' ongoing business. Each vendor was classed as critical, medium or low importance.

     - All of these organizations received and were asked to complete a Y2K readiness questionnaire. Approximately 60% responded in writing, including over 90% of critical vendors.

     - All of our critical vendors, or medium importance vendors of highest priority, regardless of their answers to the questionnaire, were the subjects of in-depth audits to determine in detail their ability to support Network Associates' and our business needs without date-related interruptions. Every vendor that showed significant flaws or shortcomings in year 2000 preparedness became the subject of an intensive set of meetings and tests to ensure each of these organizations brought their programs up to satisfactory standards. The few organizations that would or could not do so were replaced with compliant alternate vendors. Our critical vendors are now rated as year 2000 compliant by Network Associates' Y2K organization.

     - All compliance information from these organizations is in writing and on file at the Network Associates Year 2000 office.

     - Contingency plans have been developed to ensure business operations can continue and customer support will be available throughout the year 2000 rollover period.

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

     Facilities and Safety Compliance. Our facilities and safety technology systems include building systems such as heating, cooling, and air purification, fire and sprinkler systems, security systems and elevators. Our commitment is to minimize the business risks attributable to year 2000 problems in these systems. Network Associates has actively worked with each facilities and safety systems vendor to identify and resolve any year 2000 compliance issues and contingency plans have been formulated for all critical sites, regardless of whether they have been shown to be compliant or not. Included in these contingency plans are backup web sites as well as backup organizations, such as call centers. We have substantially completed the repair or replacement of non-compliant items that affect our product development, distribution and support operations. All landlords and facility and safety system providers were included in the year 2000 compliance assessment.

     THE COSTS TO ADDRESS OUR YEAR 2000 ISSUES

     Historic or period expenses incurred in connection with the resolution of year 2000 issues to date have consisted principally of internal labor expenses of compliance planning and assessment. To date, these expenses have not been significant due to the relative newness of our systems and equipment. During the remainder of 1999, we expect to incur an immaterial amount of compliance-related expenditures. We do not expect expenditures in future years related to year 2000 compliance to be significant. Network Associates incurred a total of approximately $600,000 for the year ended December 31, 1998 and expects to incur an estimated $4.5 million for the year ended December 31, 1999, a portion of which will be allocated to us under the services agreement based on the percentage of employee headcount that McAfee.com represents for the Network Associates' overall company-wide employee headcount. In the year ended December 31, 1998, we incurred approximately $567,000 for overall information technology charges, which includes this Y2K compliance cost. In the nine months ended September 30, 1999, we incurred approximately $857,000 for overall information technology charges, which includes this Y2K compliance cost.

     THE RISKS OF OUR YEAR 2000 ISSUES

     Our expectations as to our efforts to ensure and achieve year 2000 compliance are forward-looking statements. Actual results may vary materially as a result of a number of risks and uncertainties, including the following:

     - Network Associates may not successfully complete our year 2000 contingency program.

     - We may be unable to successfully and timely modify non-year 2000 compliant products, services and systems.

     - Our contingency plans may not address all year 2000 risks that may actually arise.

     - Our contingency plans will only be effective if timely and properly implemented.

     - We do not have, and do not anticipate obtaining, any insurance policy providing material coverage for potential injuries or damages related to or caused by year 2000 issues.

     - Actual expenses of our year 2000 compliance efforts may exceed our estimates.

     Network Associates has initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by us to identify and, to the extent possible, to resolve issues involving the year 2000 problem. Neither Network Associates nor we control the actions of these third party suppliers. These suppliers may fail to resolve any or all year 2000 problems with their respective systems before the occurrence of a material disruption to our business or any of their other customers' business. Also, the computer systems necessary to maintain the viability of the Internet or any of the web sites that direct customers to our online store may not be year 2000 compliant. Computers used by customers to access our online store may not be year 2000 compliant, delaying customers'

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

product purchases. Any of the above risks could have a material adverse effect on our business, results of operations and financial condition.

     If the purchasing patterns of our current or potential customers are significantly affected by year 2000 concerns, we could experience a significant reduction in our net revenue and related growth.

     Lastly, it has been widely predicted that there will be a significant amount of litigation surrounding year 2000 issues. It is uncertain whether, or to what extent, we may be affected by such litigation. Because our products are able to operate in the year 2000 and beyond, we do not anticipate exposure to material product defect or similar litigation. Any such litigation, however, could have a material adverse effect on our business, results of operations and financial condition. We also may not receive any assistance, damages or other relief as a result of our initiation of any litigation related to the year 2000 issue. Our inability to implement our year 2000 plans or to otherwise address year 2000 issues in a timely manner could have directly or indirectly a material adverse effect on our business, results of operations and financial condition.

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                                    BUSINESS

OVERVIEW


     We provide online PC management products and services for consumers. Through our web site at www.McAfee.com, we allow consumers to secure, repair, update and upgrade their PCs. We believe we are among the first consumer applications service providers, or ASPs. As an ASP, we generate revenue by encouraging PC users to subscribe to our service which gives them online access to version-less PC security and management software applications that we host on our servers. Under this ASP model, consumers "rent versus buy" our software applications. Our applications allow our subscribers to manage their PCs by checking for and eliminating viruses, optimizing PC system performance, repairing problems, updating outdated software and determining Y2K compliance. We also offer relevant content and contextual e-commerce services that enable users to maximize their PC investment. We recently began charging subscription fees for our McAfee Clinic service in September 1999. To date, over six million PC users have registered on our web site from over 230 countries and territories, and we have over 135,000 paid subscribers as of November 24, 1999. In September 1999, the McAfee.com sites, including the Network Associates web site, were recognized by Media Metrix as having one of the top 50 U.S. web audience ratings. This Media Metrix top 50 list is based on the number of unduplicated audience reach, also known as unique visitors.


INDUSTRY BACKGROUND

     GROWTH OF ONLINE COMPUTING OUTSIDE OF THE OFFICE

     Historically, consumers used personal computers, or PCs, at home for stand-alone functions such as word processing, game playing and home financial management. Today, however, consumers are increasingly motivated to purchase PCs to access the Internet and use e-mail from home. According to Jupiter Communications, approximately 63 million U.S. households will be online by the year 2002, representing 59% of all U.S. households. The growth in households online represents one of the fastest-growing segments of Internet use. International Data Corporation, or IDC, estimates that the number of overall Internet users worldwide will grow from approximately 69 million in 1997 to approximately 502 million in 2003. Tremendous consumer demand for Internet access, combined with faster Internet connectivity and the emergence of PCs priced below $1,000, has fueled growth in consumer PC ownership. IDC estimates that there are currently approximately 71 million PCs in use by U.S. households. In addition to PCs, a number of other consumer focused Internet access devices such as pagers, handheld devices and wireless Internet-enabled phones are quickly emerging. IDC estimates that there were 5.8 million smart handheld devices in use in 1999. IDC projects that by the year 2003, there will be nearly 19 million smart handheld devices shipped, and by this time, these devices will be outselling PCs.

     Increasing use of the Internet has transformed the home PC from merely a stand-alone processor into the primary Internet access device for consumers engaged in information retrieval, communication and e-commerce. Consumers are increasingly using Internet applications such as world wide web access, e-mail, online bill payment, personal financial management, online shopping and trading, calendar scheduling, and contact management. The proliferation of these applications has motivated consumers to increasingly depend on their PCs to reliably access, store and manage a growing amount of valuable and highly sensitive data. We believe many of these applications have become essential to PC users, and any PC-related failure could lead to hours of lost time and significant financial loss. The combination of greater access to networks such as the Internet and increasingly sophisticated applications has made both PCs and PC management more complex. Moreover, as the number of PCs in use increases and price points decline, we believe the number of first-time buyers, who are often less technologically sophisticated than prior generations of PC users, is increasing.

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     CURRENT MANAGEMENT OF PCS AND NETWORKS

     As the commercial value of activities conducted on the Internet and other computer networks grows exponentially, it becomes increasingly important to manage and protect these networks, the PCs in the networks and the data residing on them. Fully-staffed corporate IT departments are charged with numerous mission-critical tasks that keep their systems fully operational and secure.

     Consumers, in contrast, are left on their own to manage and protect their PCs. They generally lack the knowledge and sophistication necessary to properly secure and manage their PCs and may be overwhelmed by the variety and complexity of the products and services that are marketed to help them perform these tasks. PC users are responsible for numerous decisions and tasks regarding the maintenance and health of their PCs, which include:

     Virus Protection. Computer viruses are typically spread via e-mail and file downloads over Internet-connected PCs. To date, there are over 45,000 known computer viruses worldwide, with numerous new and altered viruses discovered daily. Recent computer virus outbreaks such as Melissa, Chernobyl and Explorer.zip represent a new class of virus that uses the Internet to infect hundreds of thousands of computers in a matter of hours. We believe that new and modified strains of computer viruses will continue to be developed, requiring rapid responses and continual updates of existing anti-virus protections. As a growing proportion of PCs are connected to the Internet and other networks, vulnerability to virus infection increases dramatically because users are better able to exchange information and files, including those infected with viruses, through use of the Internet. Consumers are especially susceptible to computer viruses because they have little protection other than what they purchase themselves.

     Internet Security. The rapid growth and high dollar volume of e-commerce, forecasted by IDC to reach $1.3 trillion worldwide for 2003, and corresponding valuable data traffic makes network break-ins potentially more lucrative for hackers and more damaging for consumers. The storage of vital information on PCs, such as confidential files, credit card information and financial data, increases the magnitude of possible damage from network intruders. New methods of intrusion, such as penetrating security loopholes in popular Internet browsers, allow remote hackers to take control of a consumer's PC and steal, alter or delete files, confidential documents, and applications without their knowledge. The "always on" availability of Internet access services such as cable modem and digital subscriber line, or DSL, services increases the time during which home PCs are vulnerable to attacks. In general, consumers do not have the adequate tools to protect their PCs against intrusion.

     PC Management. Business PC users generally receive support from corporate IT departments in diagnosing and configuring computers to their optimal settings. This high level of technical support within the organization helps business users focus on being productive instead of trying to make their PCs work. Consumers, on the other hand, must resort to reading complex technical documentation, visiting online newsgroups or calling the PC or operating system vendor for technical support. The consumer's burden is further complicated by increasingly frequent releases of software upgrades, updates, fixes and patches.

     Software Management. Corporate IT departments and consumers both face a variety of software management issues. In the corporate environment, the distribution of software version updates occurs regularly as large corporate customers are notified of major version changes and releases by software vendors. In this corporate environment, software programs exist to remove unnecessary programs and files to optimize the efficiency of file and data management on a company-wide basis. A number of companies have focused on the problem of ready access to version updates of software for corporate customers. Home PC users, however, often are left to determine on their own, often with incomplete information, their need for and the availability of version upgrades of their software programs. Compounding the problem, new software releases frequently contain "bugs" that may limit the

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functionality or security of the software. In general, software patches and corrections are effectively disseminated to large corporate customers, but often are not communicated directly to home PC users.

     Year 2000 Compliance. Date-sensitive computer systems and programs may fail to recognize or correctly process the year 2000 as the century date change approaches or occurs. While corporations are highly focused on the impact of the year 2000, or Y2K, problem, and have spent significant resources to address this problem, consumers generally do not know whether the Y2K problem will affect their home PC, or whom to trust for help in diagnosing and fixing potential Y2K problems on their home PC.

     Computer-Related Purchases. Corporate hardware and software purchasing decisions are made by trained IT staffs with expertise in their company's technology needs and knowledge of the full array of available computing solutions. Resellers offer corporate buyers assistance in technical education and documentation, system interoperability, price-to-performance tradeoffs, and system roadmaps for upgrades and purchases of both hardware and software. Consumers, on the other hand, are solely responsible for decision making regarding their home computing needs.

     While corporate IT departments monitor and guard against these PC security and management problems, home PC users often do not realize that they have a computer problem until it is too late. Trouble may, for example, come unexpectedly in the form of a virus-infected e-mail or download from the Internet. Once affected, consumers may not know or understand the nature or severity of the problem or know how to find a solution. Consumers have typically sought assistance through retail stores, customer support lines provided by PC and software vendors or their own research in computing magazines.

     Problems with support through retail computer stores include the following:

     - Stores are often distant, crowded, and understaffed, and their staff may be insufficiently knowledgeable about the consumer's problem or possible solutions.

     - If retail assistance is found, consumers must choose from a wide variety of available products, may not be able to appropriately articulate their exact PC problem or may not be presented the best solution because the retailer has failed to stock the most appropriate item.

     - Potential retail product solutions may take the form of several products that must be used together to have the greatest impact, and the ordinary consumer or store employee may not fully understand how best to combine these products.

     - Software in the retail channel, such as virus protection, is often out-of-date by the time it reaches the shelves; for example, new viruses may have already emerged in the time it takes the anti-virus software to be developed, burned onto CDs, placed in shrink-wrapped packaging and shipped to the store, making the virus protection obsolete.

     Consumers relying on the limited customer support by software vendors or PC manufacturers also face problems. First, they must determine the appropriate party to call. Once they locate the appropriate call center, they often find it to be inadequate and are frustrated by long hold times on the phone, understaffed customer support personnel and unhelpful help desks.

     As PCs and related software applications have become more complex, we believe vendors have been providing less customer support to compensate for product price declines, and as the Internet has increased the vulnerability of PCs, consumers have found themselves without an adequate PC security and management solution.

THE MCAFEE.COM SOLUTION

     McAfee.com is the place for your PC on the Internet. McAfee.com allows consumers to secure, manage, update and upgrade their PCs online. We believe that consumers first come to our web site

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either to protect their PC as a precautionary matter or for emergency assistance fixing their PC when faced with a serious problem. Our web site offers the following critical PC security and management products and services:

     Virus Protection. Our online anti-virus service is designed to scan and clean PCs as quickly and efficiently as comparable traditional software installed on the PC, and can recover and repair damaged computer files that have become infected with a virus. This service provides consumers with the latest virus protection and can be accessed from any PC at any time. PC users can detect and clean viruses on their computers by using their browsers to access our web site.

     Internet Security. We provide consumer PC users with tools to protect their privacy and security while on the Internet. For example, our GuardDog software monitors programs and applets for suspicious behavior, protects sensitive information, such as e-mails, passwords and personal files, and performs a complete security audit on the PC user's system.

     Software Management. We assist consumers in locating and downloading new version releases, upgrades, plug-ins, patches and fixes for software applications and the Windows operating system that they use on their home PCs.

     PC Management. We provide consumers an online service that allows them to optimize their PCs online. This online service provides consumers with the ability to:

     - remove and clean unnecessary files from their hard drives;

     - defragment their hard drives, which means to reorganize the data on their hard drives to make data more rapidly accessible; and

     - display a visual read-out of their system configuration.

     Year 2000 Compliance. We provide a comprehensive online year 2000 scan service for consumers to check their home PCs for Y2K compliance. This online service checks the PC hardware, software applications and application data files for Y2K compliance. If Y2K problems are identified, our solutions are designed to guide consumers to services to remedy the situation. This service also provides a comprehensive list of Y2K web sites for major software, hardware and peripheral manufacturers.

     Computer-Related Purchases. We provide educational and informational services to assist the consumer in making purchases of computer hardware, software, peripherals and other accessories. We provide a highly contextual service that recommends books and related software based on the user's PC configuration, attached peripherals and software. We also provide an online comparative shopping service that allows consumers to find the best deals on equipment, peripherals and accessories based on user-selected configuration and price points.

     Consumers who visit our web site for these security and management solutions can learn about other PC problems and related products and services that we offer. Our web site contains a number of centers which provide diagnostic services, PC-related products and other services for home PC users. For example, a PC user who comes to our site with a particular anti-virus problem may then decide to check for Y2K issues or clean up the PC's hard drive.

     We believe that our broad product and service offerings provide consumers the following benefits:

     One-Stop, Integrated Solution. McAfee.com is a one-stop destination for consumer PC security and management needs. Our web site provides a suite of online products and services personalized for the PC user based on the user's PC configuration, attached peripherals and software. Our applications services allow consumers to secure, repair, update and upgrade their PCs by visiting our McAfee Clinic, Anti-Virus Center, PC Checkup Center, Y2K Center, Shopping Center, Download Center and Support Center.

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     Ease of Use. Our web site is designed to be easy to use and helpful for PC users of all skill levels, from novice to expert. With limited user involvement, we can diagnose a PC over the Internet for potential security and management problems and provide an online, personalized solution to a PC user's problem with the ease of a mouse click. We offer a user-friendly Internet browser interface and constantly seek to improve this interface to make it easier for consumers to navigate and use our web site.

     Information and Education. We provide a wealth of PC-related information and educational materials for access and use by consumers on our web site. We offer, among other services:

     - a comprehensive, searchable library of viruses with information about their characteristics, symptoms and severity;

     - McAfee Dispatch, an electronic newsletter that provides information on new services, products and viruses; and

     - user-specific upgrade recommendations and educational books on computer hardware, software, peripherals and accessories.

     We also offer a virus "early warning" e-mail service. This service rapidly alerts consumers to new viruses and provides appropriate directions to consumers to safeguard their PCs. Once a virus is identified, we work with AVERT Labs, a research division of Network Associates, to rapidly deliver updated virus detection and cleaning services to our customers.

     Applications Hosted on Our Servers Rather than the Consumer's PC. In addition to selling downloadable versions of software that reside locally on a customer's PC, we host software applications on our own servers. Our hosted software applications are designed to run over the Internet at speeds comparable to those obtained if the application were entirely on the user's PC. As an applications service provider, or ASP, we allow users to "rent versus buy" software. This allows consumers to realize several unique benefits:

     - Our hosted software applications are "version-less" or self-updating, so consumers running our hosted software service can be assured that they are using the most recent version.

     - Our services do not involve large downloads of large application files over the Internet, which can take an inordinate amount of time -- reducing PC storage space requirements and avoiding wait time from large downloads.

     - The overall cost to subscribe to our software service is expected to be significantly less than if the consumer were to buy software applications and subsequent new version releases.

THE MCAFEE.COM STRATEGY

     Our objective is to become the leading and trusted online destination where consumers secure, repair, update and upgrade their PCs and other Internet access devices. The key elements of our strategy include:

     Strengthen the McAfee.com Brand. We plan to continue aggressively building awareness among consumer PC users for the McAfee.com brand name. Our aim is to enhance McAfee.com's position as an Internet destination for all consumer PC-related products, services and information. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and other promotional activities and to offer a full suite of trusted products, services and information to consumers.

     Drive Adoption of Applications Service Provider Model. As an ASP, we offer customers the ability to run applications online and "rent versus buy" those applications. Prior to September 2, 1999, we offered our online hosted products and services for free. While we will continue to offer a significant amount of free services on our web site, some of the more powerful products and services are now only available to our paid subscribers. To drive adoption of our ASP model, in addition to offering other free

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services, we offer 14-day free trial subscriptions to McAfee Clinic. We are targeting the following groups of McAfee users for transition to paid online subscriber status:

     - our existing base of over 1.1 million trial subscribers to McAfee Clinic, who until recently have used our online services for free;

     - our existing base of over 6 million registered McAfee.com users, who have visited our web site but have yet to subscribe to our online services; and

     - the large number of existing McAfee software users, which we estimate at over 30 million.

     Attract New Users to Our Web Site. Initially our user base grew by word of mouth and positive press articles. In July 1999, we launched our first advertising campaign, using a combination of television, radio and Internet advertising. We plan to continue these marketing efforts to attract new users to our web site and increase the adoption of our products and services. We also will continue to pursue strategic relationships with content providers, other web sites, PC manufacturers and other Internet access providers.

     Continue Technology Development. We are currently a provider of hosted, version-less PC security and management software delivered over the Internet. Our products and services and delivery network are designed to apply our leading edge technology to solve complex PC security and management problems conveniently. We intend to leverage our technology as a consumer ASP to create loyal and satisfied customers who will both subscribe to our products and services and return frequently for repeat purchases. To attract new subscribers, we intend to continuously focus on the ease of use of our products and services, expand our products and services and upgrade our network.

     Expand Our International Presence. We have a global customer base with registered users from over 230 countries and territories around the world. With international PC sales and Internet connectivity growing more rapidly than in the U.S., we plan to focus resources on expanding our current international presence in Europe, Japan and other countries.

     Expand Products and Services Beyond the PC. We plan to develop security and management products and services for newly emerging Internet access devices, such as handheld devices, wireless Internet-enabled phones and digital music devices. As "thin client" devices are increasingly used by consumers to access the Internet, we will concentrate on developing value-added products and services tailored to the unique needs of these platforms.

PRODUCTS AND SERVICES

     CONSUMER PRODUCTS AND SERVICES

     Consumers who visit our McAfee.com web site find a comprehensive one-stop destination for their PC security and management needs. We have organized our web site around seven centers to make it easy for consumers to access our products and services and to enhance their online experience. Consumers who come to McAfee.com see a home page that highlights our seven product and service centers which provide an integrated solution that enables them to secure, repair, update and upgrade their PCs. We encourage consumers to become paid subscribers to our main product, McAfee Clinic, which gives them access to all the centers on our web site. These centers consist of the McAfee Clinic, Anti-Virus Center, Y2K Center, PC Checkup Center, Shopping Center, Download Center and Support Center. Our web site also provides consumers with information regarding PC security and management issues. Each of our centers contains free services accessible to all web site users. However, full access to our hosted software applications is only available to paid McAfee Clinic subscribers. We select our free web site services based on their ability to attract users and ability to demonstrate how our services work and to encourage users to become paid McAfee Clinic subscribers.

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     Our goal is to provide the consumer with a comprehensive set of service offerings through our various centers, including:

     - applications that perform PC security and management services, such as the VirusScan Online and ActiveShield programs found in our McAfee Clinic and Anti-Virus Center, all of which can be run using our easy-to-use web browser interface;

     - content that provides consumers with information regarding PC security and management issues, such as the Virus Information Library found in our Anti-Virus Center and the Y2K Resource Center found in our Y2K Center; and

     - contextual e-commerce services, such as the PC Book Finder and Software Finder, that consumers can currently access through our Shopping Center. These contextual services provide users with personalized purchasing recommendations tailored to their computing needs. We are planning future deployments that will be designed to allow this technology to operate without any prompting by the user across our web site. For example, a consumer using our PC Performance Optimizer may receive recommendations for compatible product upgrades and accessories based on the user's PC configuration, without any prompting by the user.

     McAfee Clinic. McAfee Clinic is the main center where consumers can access all of our hosted online application services in one location. We believe this approach is beneficial for consumers because we host requested applications on our servers, thus eliminating the need for consumers to take the time and disk space required to download large applications on to their PC. To build consumer awareness we initially offered our McAfee Clinic products and services for free. In September 1999, we began charging a subscription-based fee for the McAfee Clinic. For an annual subscription fee, a consumer gains unlimited access to all of the McAfee Clinic services at any time, including each center on our web site, which currently is seven centers. The current list price for an annual subscription to McAfee Clinic is $49.95. We initially introduced McAfee Clinic on a paid subscriber basis using promotional subscription fees of $19.95 and $29.95 and from time to time we may offer similar promotional fees. Our McAfee Clinic services are continuously updated, providing consumers with the most recent software versions over the Internet. The McAfee Clinic hosted application services provide the consumer with critical PC security and management services at a total cost designed to be lower than if the consumer purchased each of the applications and their subsequent new version releases in a traditional format. Though our McAfee Clinic services utilize complex proprietary technology, they are easy for the consumer to use. Our McAfee Clinic services consist of:

     - VirusScan Online. Allows the user to scan hardware and software systems and identify and eliminate viruses online. This service provides consumers with a convenient, up-to-date and simple method for protecting their PCs from viruses.

     - Rescue Disk. Allows the user to create a rescue or emergency diskette online. The user can then use this diskette in the future to start-up and clean a PC that has been disabled by viruses.

     - ActiveShield. Provides PC users with real-time, continuous, offline and online virus protection. ActiveShield subscribers are also provided with notices from our virus "early warning" system, which alert them to new and rapidly breaking virus threats. These subscribers also receive our Internet-based updating service, which automatically accesses the McAfee.com web site when the subscriber is online, allowing subscribers to secure the latest version of ActiveShield.

     - Software Update Finder. Automatically identifies and recommends critical software updates, fixes and patches based on the configuration of the user's PC. The service supports more than 4,000 different titles and updates and covers a large number of applications, games and utilities found on a user's PC, including the most commonly used applications. In an effort to provide user satisfaction and peace-of-mind, we pre-test updates and applications for errors, viruses and other potential problems before including them in our Update Finder service.

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     - QuickClean. Eliminates clutter from the PC's hard drive and creates additional disk space for the user. This service scans the user's hard drive to identify and delete unnecessary files created while the user was browsing the web, temporary files created by applications and unnecessary registry entries.

     - Performance Optimizer. Helps the user optimize PC performance by automatically adjusting critical configuration settings for the PC's file system, hard drive, CD-ROM drives and graphics devices.

     Anti-Virus Center. Our Anti-Virus Center integrates information regarding viruses and their characteristics and provides consumers with a link to the services found in our McAfee Clinic. In addition to VirusScan Online, Rescue Disk and ActiveShield, which are found in our McAfee Clinic, our Anti-Virus Center includes:

     - Virus Information Library. Provides consumers with an easily searchable database that contains information on over 45,000 known computer viruses, including their characteristics and detailed remedial steps, as well as information regarding known virus hoaxes.

     - Updates of VirusScan. Provides consumers with the latest version of VirusScan.

     Other services in the Anti-Virus Center include a virus calendar that provides information on expected trigger dates for various viruses, a virus "early warning" e-mail service, and a visual virus risk indicator that provides users with details regarding the severity of particular viruses.

     Y2K Center. Our Y2K Center provides a critical set of scan services that allows consumers to check their home PCs for year 2000 compliance and locate information on any necessary remedial actions. The Y2K Center includes:

     - Hardware Analyzer. Checks to see if the PC's BIOS is year 2000 compliant. This service runs a series of date tests on the BIOS and proceeds to fix the BIOS if a problem is detected.

     - Software Analyzer. Checks to see if the applications installed on the user's PC are year 2000 compliant. Non-compliant applications are highlighted and the user is provided with appropriate remedial information, such as links to affected vendors' Y2K web sites.

     - Database & Spreadsheet Analyzer. Checks to see if all the user's application data files are year 2000 compliant. Non-compliant data files are detected and the user is provided with appropriate remedial information.

     - Y2K Resource Center. A comprehensive database of the Y2K sites of the leading computer hardware, software and content companies on the web. This service provides a single destination for PC users to find, access and understand year 2000 compliance information for all the components on their PC.

     Other services in the Y2K Center include information on potential Y2K viruses and a Y2K Survival Kit, which provides users with a Windows version of all the services available on the site.

     PC CheckUp Center. Our PC CheckUp Center provides consumers with services and information to help them configure and optimize their PCs online and a link to the services offered through our McAfee Clinic. The PC CheckUp Center consists of:

     - System Information Reporter. Provides a detailed report regarding the configuration of the user's PC. The report can then be used to troubleshoot the PC or alter its configuration.

     - Windows Advisor. An online help desk providing answers to frequently asked questions and problems experienced by Windows users. Windows Advisor uses a simple question and answer format to provide the user with a detailed step-by-step approach to solving a Windows problem.

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     Shopping Center. The Shopping Center is a destination for consumers looking for a source to purchase hardware, software, peripherals and accessories on the Internet. At the Shopping Center, a customer can shop for the best prices on PC peripherals and accessories and find and purchase related software and books.
The Shopping Center consists of:

     - The McAfee Store. Provides consumers with a source for all McAfee branded products, including VirusScan, McAfee Office and other McAfee utilities.

     - The McAfee Comparative Shopping System. Provides users with a service to help them to learn about and shop for PC peripherals. Developed in partnership with Cadabra, the comparative shopping service allows the user to enter the features, price range and qualities of the product the user is shopping for, generates a list of items tailored to these characteristics and then assists the user in locating online vendors that offer the most attractive prices for the product.

     - The McAfee Book Store. A source for technical and "how-to" books about PC hardware, software applications and operating systems, developed in partnership with fatbrain.com.

     - The Software Store. Provides consumers with a wide variety of business, game and personal software in partnership with Beyond.com. The store provides users with an extensive one-stop shopping destination for PC software products.

     - The McAfee Software Finder. A service that provides users with recommended software purchases based on the user's PC configuration, attached peripherals and software.

     - The McAfee Book Finder. A service based on our contextual e-commerce technologies. This service identifies the user's PC configuration, attached peripherals and software and then provides the user with information regarding relevant technical books and training for the user to purchase.

     Download Center. The Download Center provides users with an array of free evaluation software. At the Download Center, users can, for a limited trial period, download fully-functional versions of a number of McAfee products. To access these evaluation software titles, users are required only to register their names and e-mail addresses with us. The Download Center offers the latest virus signature files to all users, while subscribers can use the Download Center to upgrade their applications to the latest versions. The Download Center is also a destination where users can obtain popular browser plug-ins, such as RealPlayer and Adobe Acrobat Reader.

     Support Center. The Support Center provides our customers with all the necessary services to register McAfee.com products, receive online product support, communicate with us and provide feedback on our web site and services. Services in the Support Center include:

     - Online Technical Support Services. Includes a database of answers to frequently asked questions, contact information for online and phone support and other support related services.

     - Customer Care Services. Allows us to address questions regarding customers' billing and other transactional issues. Customers can use this service to request refunds, rebates and product returns.

     - Software Registration Services. Allows customers to register their McAfee.com software, enabling us to track and manage update and upgrade commitments in connection with our license agreements.

     - Feedback Services. Provides customers with an online mechanism to give us feedback regarding our products and services. Information from customers is directly routed to the appropriate departments for quick analysis and corrective action.

     - Manual Downloads. Allows our customers to download free electronic documentation for all our products.

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     Oil Change. In October 1998 we updated Oil Change which was acquired by
Network Associates in its purchase of CyberMedia, and introduced it as our initial hosted application. Oil Change allows consumers to update and upgrade their computer software on their computer online without having to use an Internet browser. As part of our recent redesign of the McAfee.com web site, we separated the various elements of Oil Change to make it easier and more intuitive for subscribers to use and find them. Oil Change subscribers can now utilize:

     - the Software Update Finder in our PC Checkup Center to list their installed software and find the latest software updates to download;

     - the Software Finder in our Shopping Center to find a wide range of software, upgrades and related products; and

     - PC Book Finder in our Shopping Center to find and purchase computer-related books.

Network Associates sells subscriptions to Oil Change through its sale of "shrink wrapped" versions in non-online channels. The renewal process for Oil Change sold by both Network Associates and McAfee.com is hosted by McAfee.com. We are attempting to convert current Oil Change subscribers, including those who purchased from Network Associates, into McAfee Clinic subscribers largely through use of targeted promotional efforts including e-mails.

     ADVERTISING SERVICES

     Our advertising services include banner advertising and sponsorships and our planned contextual advertising. We use DoubleClick to sell banner advertisements on our web site. Sponsorships allow a company to sponsor a service on our web site. For example, fatbrain.com sponsors our book store. To date we have originated our own sponsorship arrangements, which may provide slotting fees payable to us by the sponsor and ongoing fees or revenue sharing arrangements. We are currently developing our contextual advertising service, which will allow advertisers to target their advertisements to users based on their PC configuration, attached peripherals and software.

     ONLINE PRIVACY POLICY

     We have established an online privacy policy that governs how we do and do not use customer information. The important elements of our privacy policy include:

     - We will not sell, rent or market our customer e-mail address list to any outside parties.

     - We are a licensee of the TRUSTe Privacy Program.

     - Our internal policies exceed Internet industry standards.

     - Our web site is designed so that no personal information is displayed online or is accessible to the general public.

     - We send customers confirmation e-mails and order status updates but no further e-mails are sent unless the customer responds.

     - Third parties who collect customer information on our behalf must abide by our privacy policies and share information gathered on our customers only with us.

     Our business is dependent on the continued trust of consumers who use our products and services. If we do not abide by the terms of our online privacy policy, then consumer trust in us could be eroded and our strategy to convert trial subscribers into paid subscribers would be undermined.

MARKETING AND SALES

     Our marketing and sales strategy is designed to increase revenue opportunities by:

     - building increased brand recognition among PC users of the McAfee.com name;

     - increasing traffic to our web site; and

     - increasing consumer adoption of our services for PC security and management.

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     We are taking a number of actions to increase our brand recognition and increase traffic to our web site. Initially, traffic to our web site resulted only from word-of-mouth and favorable reviews in computer publications. In July 1999, we launched our first advertising campaign, using a combination of television, radio, print and online advertising. Television advertising includes nationwide broadcast and cable networks in major metropolitan areas. We have focused our print advertising on technology-oriented publications and mass market publications that frequently highlight technology issues, such as Business Week and Newsweek. We intend to continue using the unique resources of the Internet, as well as traditional media, in our marketing effort to further build brand recognition. We have pursued and plan to continue pursuing strategic arrangements with content providers, other web sites, PC manufacturers, and other Internet access providers to build brand recognition and drive sales of McAfee products.

     We aim to increase consumer adoption of our services by first encouraging consumers to register when they visit our web site and then converting registered users to paying subscribers. To convert visitors into registered users, we offer them a variety of free services, including an e-mail-based virus notification service, our McAfee Briefcase, a free e-mail, calendar and file sharing service that is co-branded through our sponsorship agreement with Visto Corporation, and McAfee Downloads, a software evaluation service. When users of our web site register for these free products we ask their permission to market products and services to them, and we refrain from future direct marketing to those registered users who have chosen to "opt-out." From the launch of our web site through September 1, 1999, over six million users registered for our free services. We also offer a 14-day free trial subscription to McAfee Clinic with the goal of converting trial subscribers to paid subscribers by providing them with full access to all centers on our web site for this limited period of time.

     To convert registered users to paying subscribers and to sell new products to existing customers, we continuously seek to expand the features and functions of our web site and online marketing activities. We also regularly invite our trial subscribers to return to our web site more often through online methods such as e-mail-based virus alerts, update alerts and targeted product offers. We have found that new virus outbreaks often trigger an increased level of activity across all our services. Services such as McAfee Dispatch and the virus early warning system in ActiveShield increase return visits from our user base. We plan on expanding this service to notify customers about new services, new products and breaking product-related news. On September 2, 1999, we began charging a subscription fee for McAfee Clinic. To drive adoption of our paid services, we recently began direct mail and direct e-mail marketing campaigns targeted at our installed base of over 1.1 million McAfee Clinic trial subscribers, six million registered users of our web site and the large number of existing McAfee users, which we estimate at over 30 million. Our automatic e-mail based campaign management system is capable of executing multiple e-mail campaigns.

     We plan on utilizing our contextual e-commerce technologies to provide targeted marketing to convince our existing subscribers to make more product purchases on our web site. We plan on using our contextual services, such as Book Finder, Software Finder and our planned Hardware Finder, to provide personalized purchase recommendations to subscribers when they return to our web site. These purchase recommendations are based on the user's PC configuration, software and attached peripherals and, as a result, are highly relevant to the PC user.

STRATEGIC RELATIONSHIPS

     We seek to create strategic relationships that will provide us with revenue opportunities, increase the traffic to our web site, build and enhance the content available to our users, and offer greater distribution of our products and services. Our strategic arrangements may include:

     Reseller Arrangements. Under these arrangements, third party resellers purchase our products from us and distribute them to their customers. We have two major arrangements with resellers: Beyond.com and America Online. Beyond.com sells our products on its web site and operates our Software Store on a

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reseller basis. Under our Beyond.com agreement, which runs through June 30,
2000, Beyond.com typically buys our software from us for resale at a fixed percentage discount off the suggested retail price. As of November 30, 1999, the percentage discount is 18%. America Online also purchases our software for resale to its subscribers on a monthly purchase order basis.


     OEM Arrangements. Under these arrangements, consumer PC and software original equipment manufacturers bundle our products and services with their software and hardware products. We have relationships with a number of OEMs which sell consumer PCs and software. We believe our most significant OEM arrangements in terms of potential consumer reach are with Dell, Compaq, Hewlett-Packard and Microsoft, which give us what we believe to be a broad bundling opportunity with new PC users. These OEMs have agreed to bundle a trial version of McAfee Software products, such as VirusScan, with their consumer PCs or software. These arrangements range from 6 to 12 months and we receive a fee for each bundled software product ranging from zero to $3.00 per license, and our OEMs present their customers an opportunity to purchase McAfee Clinic subscriptions upon the expiration of the trial OEM version. In some instances, we share revenue we receive from McAfee Clinic subscriptions when these subscribers are referred to us by our OEM distributors. We are currently pursuing additional relationships with computer OEMs, Internet access providers and others to bundle trial subscriptions for McAfee Clinic and other products.

     Sponsorship Arrangements. Under these arrangements, many of which are exclusive to allow sole sponsorship of different areas of our web site, third parties offer their products and services on our web site. These arrangements not only allow third parties to have revenue opportunities, but also allow them to permanently display branding information. We have sponsorship arrangements with fatbrain.com, a provider of technical books, to sponsor our bookstore, with Beyond.com, an online software seller, to sponsor our software store where PC users can purchase McAfee and other software products, with Atrieva, an online file storage service, to sponsor portions of our web site including our Download Center, with Service911.com, a provider of personal computing technical support, to sponsor portions of our Support Center, and with Net2Phone, an online telephone company, to sponsor portions of our web site related to long distance telephone service. These arrangements range from 6 months to 2 years and entitle us to a share of the revenues generated from these arrangements and/or a per-user payment for customers referred from our web site to the sponsor.


     Co-hosting Arrangements. Under these arrangements, we work with third parties to provide co-branded services on our web site. We currently have two co-hosting arrangements which provide for potential future revenue generation. Through a co-hosting arrangement with Visto Corporation, we offer McAfee Briefcase, which provides users of our web site with free e-mail and calendar services. Through a co-host arrangement with Cadabra, we offer a comparative shopping service that allows PC users to shop for consumer electronics based on price and other desired features. These arrangements range from 6 months to 2 years and entitle us to a share of the revenues generated from these arrangements and/or a per-user payment for customers referred from our web site to the co-host entity.



     Online Marketing Affiliate Arrangements. Under these arrangements, we join with Internet companies who provide users of their web site or their software with a link to our web site and those users are then given an opportunity to subscribe to our service. Many of these companies pay us a placement fee for links or presentations on our web site. We promote their product or business and provide our users an opportunity to connect to their web site or to obtain products or services from these affiliates. We believe these arrangements are a key method of driving potential subscribers to our web site. These arrangements range from 6 months to 2 years and we usually receive a share of the revenues generated from these arrangements and/or a per-user payment for customers referred from our web site to the marketing affiliate. We typically share the revenue we receive from users of other Internet sites that link to our web site and subscribe to our service.


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MCAFEE.COM TECHNOLOGIES

     The technologies underlying our hosted applications enable users to perform the complex and vital tasks of PC security and management over the Internet. We have developed a number of proprietary technologies, including:

     - e-software -- an improved method for the delivery of software applications via the Internet;

     - contextual e-commerce -- provides targeted purchase recommendations based on each user's PC configuration, attached peripherals and software; and

     - contextual advertising -- extends our contextual e-commerce technology by targeting advertisement opportunities for our advertising customers based on each user's PC configuration, attached peripherals and software.

     E-software. Our e-software architecture enables the searching and analysis functions for our services, including VirusScan Online, Disk Clean, Software Update Finder and PC Checkup. When a user selects an online application from our web site, our Internet servers authenticate the user's identity and then automatically download the most recent version of the selected application logic and application support and product database information. The user can then execute the hosted application with a single mouse click. After the application analyzes the user's PC configuration, software and attached peripherals, the application will advise the user to take steps to secure, repair, update and upgrade their PC.

     Three-tier Architecture. Our three-tiered architecture includes (1) the user interface, such as a web browser, (2) the software application logic and application support functions and (3) a database of product information. Each of these separate tiers collectively integrate into a single, multi-tiered, web-based environment. This architecture is incorporated into all of our hosted applications. This architecture also allows us to update one component, such as adding new software titles to our product database, without requiring changes to other components. By deploying this architecture, we:

     - reduce the amount of disk space required to store an application on a user's PC;

     - enable any-time, any-place access to these critical services;

     - minimize the amount of data traffic from the server to a user's PC required to launch the application; and

     - develop an efficient way to maintain up-to-date applications on our server.

     This architecture is also designed to address consumer security and privacy concerns by performing the analysis locally, limiting the information retrieved by our servers and by transmitting information to and from us anonymously. Moreover, our hosted applications can only be executed when the user is connected to the secure McAfee.com web site. This ensures that hackers cannot remotely activate our applications and gain access to our subscribers' private PC information.

     Contextual E-commerce. Our e-commerce service scans and analyzes each user's PC configuration, software and attached peripherals and recommends highly personalized upgrades, books and other related products. For example, a user with Microsoft Office 97 may be presented with options to purchase Microsoft Office 2000 upgrades, as well as related books, training videos and other accessories. We have designed the proprietary content format, detection mechanism and delivery methods to scale rapidly to support thousands of users, products and updates and upgrades.

     Contextual Advertising. Our online advertising technology provides contextual advertisements and banners based on each user's PC configuration, attached peripherals and software. For example, a user with 32 megabytes of RAM may be served advertisements for memory upgrades compatible with their PC and individual need.

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HARDWARE INFRASTRUCTURE

     Our web site, including the hardware infrastructure, is designed to be highly reliable, scalable and redundant and provide 24-hour-a-day, seven-day-a-week availability to the large number of consumers using our web site daily, as well as the increased number of visitors during significant events, such as a new virus outbreak.

     Our web site is built upon an array of servers running off-the-shelf Microsoft software. Our system is designed so that no single function is mission critical. As a result, for example, if a particular service goes down, our other services should remain available. Our servers are operated in a clustered environment in an effort to maintain 100% uptime even if an entire cluster or subset is unavailable. Except for information provided by a separate database, services and data are local to each server. To maintain consistency and speed of implementation, we use scripts, which are predefined sets of software instructions, to install software on new servers added to our infrastructure, eliminating the need to manually configure new servers. Our in-house infrastructure is housed in a telecom grade data center with redundant power, air and physical carrier connections. We also maintain daily backups at an offsite storage facility and distribute information daily to our co-location providers described below.

     We connect to the Internet through multiple vendors. Currently, we have vendor relationships with four large Internet carriers and a carrier aggregator which reaches other Internet carriers. These multiple relationships provide us with the ability to balance traffic loads under peak demand and provide for redundancy should any one carrier suffer an outage. We also use six different co-location providers globally that maintain significant data centers in multiple locations. These co-location providers enhance both the speed of download and system redundancy should a disaster arise. For example, an individual in Europe can download software from our co-location provider in Hamburg, Germany, resulting in less download time than if the user had to download the software from a U.S. location. If our web site server in Santa Clara, California fails, web site servers will be activated at our co-location providers, enabling continued consumer access to our web site. With limited exceptions, we maintain our own infrastructure for purposes of consistency, quality and security. Our systems are audited internally and externally for performance and for security issues on a regular basis.

PRODUCT DELIVERY AND CUSTOMER PAYMENT

     We have contracted with Beyond.com and CyberCash to provide our product delivery and payment services. Beyond.com provides fulfillment for software products sold on our web site for both electronic distribution and "shrink-wrapped" box distribution to customers.

     Credit card payment services for subscriptions and the recently introduced McAfee One-Click-Buy service are provided to us by CyberCash. The McAfee One-Click-Buy service provides the customer the convenience of entering credit card information once upon the initial purchase without requiring re-entry upon purchases during subsequent visits.

     We have agreements with these companies that guarantee us levels of acceptable service to our customers and regular monthly product and revenue reports.

PRODUCT DEVELOPMENT

     We believe that strong product development capabilities are essential if we are to offer our subscribers innovative and up-to-date online PC security and management products and services. Accordingly, our future success depends on our ability to continually enhance existing products and to introduce new and innovative products and services that satisfy our subscribers' PC security and management requirements. We intend to introduce our Hardware Finder application, which will include a contextual product upgrade and recommendation service, a searchable online technical support yellow pages, and launch our contextual advertising service. To meet these challenges, we have made and expect

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to continue making substantial investments in product research and development.
These product and service innovations are complex and frequently require long development cycles. Future revenue from these innovations may be insufficient to recover the development costs.

     As of October 31, 1999, we employed 58 full-time-equivalent engineers engaged in the development of our new or improved products and services. A majority of our engineers are dedicated to the improvement of our existing online PC security and management products and services and most of our remaining development engineers are currently working on our contextual e-commerce and advertising services. Before we develop new or improved products, we work with our subscribers to understand current problems and emerging requirements to assist our development process. Our engineers then seek to design and implement appropriate changes or additions to our applications or product knowledge engines and databases.

     We expended $287,000 in 1996, $326,000 in 1997, and $2.7 million in 1998 on research and development. In addition, we expended $4.5 million in the nine months ended September 30, 1999, as well as $1.4 million in the nine months ended September 30, 1998 on research and development.

COMPETITION

     In the anti-virus software market, we compete primarily against Symantec and Trend Micro Systems, who offer software licenses to anti-virus software products, including boxed products sold through retail store channels. In the hosted PC security and management products and services market, we compete primarily against existing PC utility vendors such as Symantec and Trend Micro Systems. In particular, Symantec has an online anti-virus service and Trend Micro Systems offers an online hosted anti-virus service. In the future, we may also compete against PC and system vendors such as Dell, Compaq, IBM, Gateway and Intel looking to provide a higher level of support and service to their customers. In particular, Dell has announced an online customer support initiative including online PC management services. Operating system and application vendors such as Microsoft provide or plan on providing hosted services to better manage Windows-based PCs. Online PC content sites such as CNET and ZDNet provide or have announced their intention to provide hosted services to enhance their web sites. We are also aware of smaller entrepreneurial companies that are focusing significant resources on developing and marketing these services to consumers.

     In addition, Network Associates currently competes with our hosted products and services, and may continue to compete with us in the future. Network Associates offers products through traditional non-online distribution channels, such as retail stores. These products include McAfee VirusScan and McAfee Office, a suite of products which incorporate a number of the features included in our online products and services.

     In the e-commerce and advertising markets, we compete on the basis of number of visitors, product line depth, time spent at the site and return visits. We compete primarily with established online retailers such as Beyond.com, Gigabuys.com, Outpost.com and PC-related content sites such as CNET and ZDNet. In addition, we compete with online comparative shopping services provided by sites like Yahoo!, Excite and Amazon.com.

     We believe that the principal competitive factors in attracting visitors to our web site and converting them into paying subscribers and product purchasers are:

     - market acceptance of delivery of PC security and management services via the Internet;

     - brand recognition and reputation for providing trusted products and services;

     - the level of security of the products and services provided;

     - price;

     - the level of quality of the products and services provided;

     - convenience and breadth of products and service offered;

     - the quality and market acceptance of new enhancements to our current services and features; and

     - strategic arrangements with third parties.

INTELLECTUAL PROPERTY

     We regard substantial elements of our web site and the underlying technology as proprietary. We own three pending patent applications related to our method of delivering software applications online. Because we own these patent rights, rather than licensing them from Network Associates, we can assert them independently of Network Associates to protect our technology. We will also be the sole owners of patent rights in any inventions developed by our employees. Other than these patents, we do not own much of the core technology or intellectual property underlying our current products and our currently planned products. We currently license copyrights, patents and trademarks from Network Associates under a license agreement. The license agreement:

     - restricts our use of the licensed technology to providing single-user consumer licenses for our products and services sold over the Internet or for Internet-based products and licensing the technology to OEMs for sale to individual consumers;

     - allows Network Associates to continue to sell "shrink-wrapped" boxed products incorporating the licensed technology through non-online distribution channels, such as retail stores;

     - prevents us from offering non-Network Associates based products if Network Associates offers a competitive product;

     - grants to Network Associates a license to all derivative works that we create based on the technology that we license from Network Associates;

     - does not enable us to independently enforce Network Associates' intellectual property rights in the licensed technology against third parties; and

     - allows Network Associates to terminate the license if we fail to cure any material breach of the license within 30 days after being notified by Network Associates of the breach, subject to mandatory dispute resolution prior to the effectiveness of any proposed termination.

     We rely to a significant extent on Network Associates to protect the technology that it licenses to us through a combination of patent, trademark, trade secret and copyright law and contractual restrictions. Network Associates has been, currently is and in the future may be subject to litigation regarding the technology licensed to us. Adverse determinations in that litigation could result in the loss of Network Associates', and as a result our, intellectual property rights, which could prevent us from selling our products. In addition, we could be subject to significant liabilities or Network Associates and/or we could be required to seek licenses from third parties. See "Risks Related to Our Relationship with Network Associates -- We do not own much of the core technology and intellectual property underlying our current products and our currently planned products."

     Legal standards relating to the validity, enforceability and scope of protection of some proprietary rights in Internet-related businesses are uncertain and still evolving, and we can give no assurance regarding the future viability or value of any of our proprietary rights.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial expenses and diversion of resources and management attention. Furthermore, other parties may assert infringement claims against us or Network Associates. These claims and any resulting litigation, should it occur, might subject us to significant liability for damages or an injunction against marketing our products, and, even if not meritorious, might result in substantial expenses and diversion of resources and management attention. Under the terms of an indemnification agreement with Network Associates, it has agreed to indemnify and defend us and hold us harmless from any losses as a result of intellectual property claims known prior to the consummation of this offering.

EMPLOYEES

     As of October 31, 1999, we had 106 full-time-equivalent employees. We consider our relations with our employees to be good. We have never had a work stoppage, and none of our employees is represented by collective bargaining agreements. We believe that our future success will depend in part on our ability to attract, integrate, retain and motivate highly qualified personnel, and upon the continued service of our senior management and key technical personnel. None of our key personnel are bound by employment agreements. Competition for qualified personnel in our industry and in the San Francisco Bay Area is intense. We may be unsuccessful in attracting, integrating, retaining and motivating a sufficient number of qualified employees to conduct our business in the future.

FACILITIES

     Our principal executive and corporate offices and network operations center are located in Santa Clara, California. These facilities consist of approximately 19,500 square feet. These facilities are leased and provided to us by Network Associates at an approximate monthly cost of $27,000, charged to us under our services agreement with Network Associates. We are currently evaluating our need for additional space as we continue to expand our current operations, and believe that additional space can be obtained if needed.

LEGAL PROCEEDINGS

     From time to time, we may be involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, we are not a party to any litigation or other legal proceeding, including product liability claims, that, in our opinion, could have a material adverse effect on our business, operating results or financial condition.

     Network Associates is a party to several litigation matters, described below, that relate to the anti-virus software technology they license to us. Network Associates has indicated that it intends to defend these lawsuits vigorously. Under the terms of our intercompany license agreement and indemnification and voting agreement, Network Associates has agreed to indemnify us with respect to these existing matters. See "Related Party
Transactions -- Intercompany Agreements."

     On April 24, 1997 Symantec filed suit against Network Associates in the United States District Court, Northern District of California, alleging copyright infringement and unfair competition by Network Associates. Symantec alleges that Network Associates' computer software program called "PC Medic" copied portions of a Symantec computer software program, "CrashGuard." On July 20, 1997, Symantec amended its complaint to also claim copyright infringement and trade secret misappropriation pertaining to Network Associates' "VirusScan" product. Symantec is seeking injunctive relief and unspecified money damages.

     On September 4, 1998, Symantec filed suit in United States District Court for the Northern District of California against Network Associates, alleging copyright infringement, unfair competition, and trade secret misappropriation. Symantec alleges that an unidentified Network Associates employee copied and transported to Network Associates certain proprietary Symantec files, including files containing Norton Antivirus software. On January 20, 1999, the court dismissed those portions of Symantec's claims relating to Network Associates' PC Medic and VirusScan products.

     On May 13, 1997, Trend Micro, Inc. filed suit in United States District Court for the Northern District of California against both Network Associates and Symantec. Trend alleges that Network Associates' "WebShield," "GroupShield," and "Gauntlet Firewall" products infringe a Trend patent which was issued on April 22, 1997. Trend's complaint seeks injunctive relief and unspecified money damages.

     On September 15, 1997, Network Associates was named as a defendant in a patent infringement action filed by Hilgraeve Corporation in the United States District Court, Eastern District of Michigan. Hilgraeve alleges that Network Associates' VirusScan product infringes a Hilgraeve patent, which was issued on June 7, 1994. Hilgraeve's action seeks injunctive relief and unspecified money damages.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth information with respect to our executive officers, directors and other key employees as of September 30, 1999.

             NAME               AGE                        POSITION
             ----               ---                        --------
Srivats Sampath(1)............  40     President and Chief Executive Officer, Director
Evan Collins(1)...............  36     Vice President, Chief Financial Officer and
                                       Secretary
William Larson(2).............  43     Chairman of the Board of Directors
Prabhat Goyal(3)..............  45     Director
Frank Gill(2)(3)..............  55     Director
Richard Schell(2)(3)..........  50     Director
Chandrasekar                    32     Chief Technology Officer
  Balasubramaniam.............
Jeffrey Platon................  40     Vice President, Sales
Doug Cavit....................  40     Vice President, Web and Information Technology
Ravi Lingarkar................  35     Vice President, Engineering
Gregory Wharton...............  29     General Counsel

-------------------------

(1) Executive Officer
(2) Member of Compensation Committee
(3) Member of Audit Committee

     EXECUTIVE OFFICERS AND DIRECTORS

     Srivats Sampath has served as our President and Chief Executive Officer since December 1998. Mr. Sampath has over 15 years of experience serving in management and executive roles in the computer industry. From June 1998 to December 1998, Mr. Sampath served as the Vice President of Worldwide Marketing of Network Associates. From June 1996 to December 1997, Mr. Sampath served as the Vice President of Product Marketing for Netscape Communications, a provider of Internet software and services. From June 1993 to June 1996, Mr. Sampath served as the President and Chief Executive Officer of Discussions Corporation, a company that he founded to develop e-mail based groupware solutions. From 1991 to 1993, Mr. Sampath served as the Director of Product Marketing for Network and Security Products of Central Point Software, Inc. From 1984 to 1991, Mr. Sampath managed the LAN Enhancement Operations and Microcomputer Communications Division of Intel Corporation. Mr. Sampath also serves on the boards of WebTrends Corporation and Cadabra.com. Mr. Sampath received his B.S. degree in electronics and telecommunications engineering from Madras University in India.

     Evan Collins has served as our Vice President, Chief Financial Officer and Secretary since July 1999. From September 1996 to July 1999, Mr. Collins was Corporate Controller of Network Associates. From August 1989 to September 1996, Mr. Collins held various financial positions at Sun Microsystems, a manufacturer of open systems software and hardware. Mr. Collins received his B.S. degree in electrical engineering from Stanford University and an MBA from Duke University.

     William Larson has served as a Director and Chairman of the Board of McAfee.com since our formation in December 1998. Since September 1993, Mr. Larson has served as Chief Executive Officer of Network Associates, and since October 1993 he has served as President and a director. Since April 1995, Mr. Larson has been the Chairman of the Board of Directors of Network Associates. Mr. Larson also serves on the board of directors of BackWeb Technologies, an Internet software company. Mr. Larson received his B.S. degree from the Wharton School of the University of Pennsylvania and a J.D. from Stanford University.

     Prabhat Goyal has served as a director at McAfee.com since September 1999. Since March 1996, Mr. Goyal has served in various capacities at Network Associates. Since July 1996, he has served as Vice President of Finance and Chief Financial Officer, and from March 1996 to June 1996, he served as Corporate Controller and Treasurer of Network Associates. From November 1991 to March 1996, Mr. Goyal was employed in various capacities ultimately serving as Director, Finance and OEM Development, of the Solaris Products Group of SunSoft, Inc., a software company. Mr. Goyal received his B.S. in economics from the London School of Economics and an MBA from the University of Chicago. Mr. Goyal is also a Chartered Accountant and member of the Institute of Chartered Accountants in England and Wales.

     Frank Gill has served as a director at McAfee.com since September 1999. Mr. Gill is a 23-year veteran of Intel Corporation where he held a variety of positions in sales and marketing, product development, and manufacturing operations. At the time of his retirement in June 1998, he was an Executive Vice President of Intel. Mr. Gill also serves as a director of Inktomi Corporation, Logitech, Inc., Sequent Computer Systems, Inc., Tektronix, Inc. and Telecom Semiconductor. Mr. Gill received his B.S. degree in electrical engineering from the University of California at Davis.

     Richard Schell has served as a director at McAfee.com since September 1999. Dr. Schell has spent 20 years in the high-tech industry. Most recently, from October 1994 to February 1998, Dr. Schell served as Senior Vice President at Netscape Communications where he led the engineering team and then moved on to head up the Client Product Division. Prior to Netscape, from January 1993 to October 1994, Dr. Schell was Vice President of Engineering at Central Point Software, now part of Symantec. From 1989 to 1992, Dr. Schell served as Vice President of the Languages and Database business for Borland International. Dr. Schell received his A.B., M.S. and Ph.D. in computer science from the University of Illinois.

     Our executive officers are appointed by our board of directors and serve at their discretion. There are no family relationships among any of our directors or executive officers.

     KEY EMPLOYEES

     Chandrasekar Balasubramaniam has served as our Chief Technology Officer since August 1999. From April 1999 to August 1999 Mr. Balasubramaniam was Director of Architecture of Network Associates, and from September 1998 to April 1999 he was a Senior Architect at Network Associates. From June 1996 to September 1998, Mr. Balasubramaniam was a Senior Software Engineer of CyberMedia, Inc., which was acquired by Network Associates in September 1998, where, among other things, he designed and implemented CyberMedia's flagship Internet and e-commerce product Oil Change. From 1991, to June 1996, Mr. Balasubramaniam worked at several companies in India where he was employed in various capacities ranging from development to management of Internet related products and services. Mr. Balasubramaniam received his B.Sc. degree from the University of Madras in India.

     Jeffery Platon has served as our Vice President, Sales since September 1999. Prior to joining McAfee.com, Mr. Platon served as Vice President, Business Development and OEM Sales of Network Associates from February 1997 to September 1999. From April 1995 to February 1997, Mr. Platon was Vice President of Worldwide Sales and Marketing at Rexon, Inc., a data storage solutions company. From April 1992 to April 1995, Mr. Platon served in several executive capacities in marketing and business development at Exabyte Corporation, a network storage and backup company. Prior to Exabyte, Mr. Platon held several executive positions in sales, marketing and product marketing at Burroughs/ Unisys Corporation. Mr. Platon received his B.A. degree in business administration from the University of Texas.

     Doug Cavit has served as our Vice President, Web and Information Technology since July 1999. From April 1995 to July 1999, Mr. Cavit served as Director of Information Technology of Network Associates. From September 1993 to March 1995, Mr. Cavit served as Director of Information Technology for Trinzic Corporation, a database software company. From April 1991 to July 1993, Mr. Cavit served as Director of Technical Services for Halliburton Company, a diversified oilfield services company. Mr. Cavit received his B.S. degree in geophysics and his master's degree in geology from the University of California at Riverside.

     Ravi Lingarkar has served as our Vice President, Engineering since July 1999. From June 1998 to July 1999, Mr. Lingarkar held senior engineering and management positions at Network Associates. From November 1996 to September 1997, Mr. Lingarkar served as Principal Net Engineer at Berkeley Networks. From October 1994 to October 1996, Mr. Lingarkar served as Principal Engineer at Whitetree, Inc., which was acquired by Ascend Communications in February 1997. Mr. Lingarkar has also published several papers in books, research journals, and conference proceedings and has filed for several patents. Mr. Lingarkar received his M.Sc. in computer science and a Ph.D. in electrical and computer engineering from McMaster University in Canada.

     Gregory Wharton has served as our General Counsel since July 1999. From June 1998 to July 1999, Mr. Wharton served as Manager of Legal Affairs for Network Associates. From May 1997 to June 1998, Mr. Wharton was a corporate associate at the law firm of Wilson Sonsini Goodrich & Rosati, P.C. in Palo Alto, California. From May 1995 to May 1997, Mr. Wharton was a corporate associate specializing in mergers and acquisitions at the law firm of Sullivan & Worcester LLP in Boston, Massachusetts. Mr. Wharton received his B.S. degree in communications from Boston University and his J.D. from Yale Law School.

BOARD OF DIRECTORS

     The number of our directors is currently set at five directors. Our restated certificate of incorporation provides that the terms of office of the directors are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Frank Gill and Prabhat Goyal, the sole Class II director is Srivats Sampath and the Class III directors are William Larson and Frank Schell. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. We expect that any additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification structure of the board of directors may have the effect of delaying or preventing changes in control or management of McAfee.com.

     Our bylaws provide that the authorized number of directors may be changed by an amendment to the bylaws adopted by our board of directors or by the stockholders. In addition, our certificate of incorporation and our bylaws provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

     For so long as it owns at least 20% of our outstanding voting power, Network Associates has agreed to vote its shares of our capital stock in favor of the election of two independent directors. Currently, Messrs. Gill and Schell are our two independent directors.

BOARD COMMITTEES

     We have established an audit committee, a majority of whose members consist of independent directors. We have appointed Messrs. Goyal, Gill and Schell to be members of our audit committee. The
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

audit committee will review, act on and report to our board of directors on various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.

     We have established a compensation committee, a majority of whose members consist of independent directors. We have appointed Messrs. Gill, Schell and Larson to be the members of our compensation committee. Our compensation committee will establish salaries, incentives and other forms of compensation for officers and other employees. This committee will also administer our incentive compensation and benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee currently consists of Messrs. Gill, Schell and Larson. Mr. Larson is a director and executive officer of Network Associates. Prior to the offering, all compensation matters were handled by the full board of directors.

     None of the members of our compensation committee is an officer or employee of McAfee.com. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors, but are reimbursed for their reasonable and necessary expenses for attending board and board committee meetings.

     We have adopted a director option plan. Members of the board who are not our employees, or employees of any parent, subsidiary or affiliate of McAfee.com, will be eligible to participate in the plan unless they are representatives of venture capital funds or corporate investors. The option grants under the plan will be automatic and nondiscretionary, and the exercise price of the options will be the fair market value of the Class A common stock on the date of grant.

     In connection with their recent addition to our board, Messrs. Gill and Schell were each granted an option to acquire 75,000 shares of our Class A common stock under our 1999 stock plan, described below. Each eligible director, other than Messrs. Gill and Schell, who is or becomes a member of the board on or after the effective date of the registration statement of which this prospectus forms a part will be granted an option to purchase 40,000 shares of our Class A common stock under our director option plan. Each eligible director, including Messrs. Gill and Schell, will automatically be granted an additional option on the anniversary date of their service as a director to purchase shares of Class A common stock if the director has served continuously as a member of the board since the date of the director's initial grant.

     The options will have ten year terms, but will terminate three months after the date the director ceases to be a director or six months after a termination if the termination is due to death or disability.

     All options granted under the directors plan will become exercisable over a four year period with 25% of the shares exercisable after one year and the remainder vesting at a rate of 2.083% each subsequent month, so long as the optionee continues as a member of the board or as a consultant of McAfee.com. In the event of our dissolution or liquidation, or a "change in control" transaction, options granted under the plan will become fully vested and immediately exercisable if not otherwise assumed or substituted by the acquiror, or if the optionee does not continue to serve as a director.

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

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid or accrued during 1998 to our chief executive officer. There were no other executive officers employed by us during 1998. The table also sets forth compensation on an annualized basis for our chief executive officer and our chief financial officer for the fiscal year ending December 31, 1999. There were no other executive officers as of September 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                    ANNUAL         ------------
                                                                 COMPENSATION       SECURITIES      1999
                                                              ------------------    UNDERLYING     ANNUAL
                NAME AND PRINCIPAL POSITION                    SALARY     BONUS      OPTIONS       SALARY
                ---------------------------                   --------   -------   ------------   --------
Srivats Sampath.............................................  $112,769   $15,652       --         $240,000
President and Chief Executive Officer
Evan Collins................................................        --        --       --          175,000
  Vice President, Chief Financial Officer and Secretary

OPTION GRANTS

     No options to purchase our common stock were issued during the year ended December 31, 1998. Options to purchase an aggregate of 5,108,560 shares of our Class A common stock have been granted as of October 31, 1999. The table set forth below provides summary information regarding stock options granted to our chief executive officer and our chief financial officer in the nine months ended September 30, 1999. There were no other executive officers as of September 30, 1999. In addition to the option grants on the table set forth below, in October 1999, we granted an option to purchase 70,000 shares of Class A common stock to Evan Collins, our chief financial officer, at an exercise price of $7.33 per share.

     All options granted to these executive officers are immediately exercisable and nonqualified stock options and vest over four years at the rate of 25% of the shares subject to the option on the first anniversary of the date of grant and 2.083% each subsequent month. The options expire ten years from the date of grant and were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by the board.

     All options were granted at an exercise price equal to the fair value of the common stock on the date of grant. The fair value was based on third party valuations at the date of grant.

     Potential realizable values are computed by (a) multiplying the number of shares of Class A common stock issuable upon exercise of a given option by the exercise price per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten year term of the option and (c) subtracting from that result the aggregate option exercise price. In addition, potential realizable values do not take into account taxes associated with exercise, if any. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.

                                                     INDIVIDUAL GRANTS                                  POTENTIAL REALIZABLE
                       -----------------------------------------------------------------------------   VALUE AT ASSUMED ANNUAL
                                       NUMBER OF                                                        RATES OF STOCK PRICE
                                       SECURITIES    PERCENT OF TOTAL                                  APPRECIATION FOR OPTION
                                       UNDERLYING   OPTIONS GRANTED TO                                          TERM
                                        OPTIONS      EMPLOYEES DURING    EXERCISE PRICE   EXPIRATION   -----------------------
        NAME           DATE OF GRANT    GRANTED           PERIOD           ($/SHARE)         DATE          5%          10%
        ----           -------------   ----------   ------------------   --------------   ----------   ----------   ----------
Srivats Sampath......     1/15/99        900,000           37.7%             $3.67         1/15/09     $2,077,239   $5,264,131
Evan Collins.........      7/1/99        100,000            4.2               4.64          7/1/09        291,807      739,497

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

OPTION EXERCISES AND HOLDINGS

     No options were granted prior to January 1999. Therefore there were no options held by any of the executive officers as of December 31, 1998. In addition, there have not been any option exercises to date.

STOCK PLANS

     1999 Stock Plan. Our 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights, or SPRs. The 1999 stock plan was approved by the board of directors and by our sole stockholder in January 1999. Unless terminated sooner, the 1999 stock plan will terminate automatically in 2009. A total of 8,388,000 shares of Class A common stock is currently reserved for issuance pursuant to the 1999 stock plan, plus the plan provides for automatic annual increases on the date of the annual stockholders' meeting, equal to the lesser of:

     - 2,500,000 shares of Class A common stock;

     - 5% of the outstanding shares of all common stock on that date; or

     - an amount determined by our board of directors.

As of October 31, 1999, options to purchase 5,108,560 shares of Class A common stock were outstanding under the 1999 stock plan with a weighted average exercise price of $4.65, and 3,279,440 shares were available for future grants.

     The 1999 stock plan may be administered by our board of directors or a committee of our board of directors, and the administrator shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. Our board of directors has the authority to amend, suspend or terminate the 1999 stock plan, provided that no such action may affect any share of Class A common stock previously issued and sold or any option previously granted under the 1999 stock plan.

     Options and SPRs granted under the 1999 stock plan are not generally transferable by the optionee. Options granted under the 1999 stock plan must generally be exercised within three months of the optionee's termination of service with McAfee.com, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of SPRs, unless the administrator determines otherwise, the stock purchase agreement shall grant McAfee.com a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with McAfee.com for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser. The repurchase option shall lapse at a rate determined by the administrator. The exercise price of all incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1999 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Class A common stock on the date of grant. The term of all incentive stock options granted under the 1999 stock plan may not exceed ten years or five years if the optionee is a 10% stockholder at the time of grant. The 1999 stock plan does not specify a term for nonstatutory options.

     The 1999 stock plan provides that in the event of a merger of McAfee.com with or into another corporation or a sale of substantially all of McAfee.com assets, each option or right shall be assumed or an equivalent option or right substituted by the successor corporation. If the outstanding options or rights are not assumed or substituted as described in the preceding sentence, the administrator shall notify the optionee that he or she will have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which he or she would not otherwise be exercisable, for a period of fifteen
(15) days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

     1999 Director Option Plan. Non-employee directors are entitled to participate in the 1999 director option plan. The director plan was adopted by the board of directors in September 1999 and approved by our sole stockholder in September 1999, but it will not become effective until the date of this offering. The director plan has a term of ten years, unless terminated sooner by the board. A total of 150,000 shares of Class A common stock have been reserved for issuance under the director plan, plus an annual increase as of the date of the annual stockholders' meeting equal to the number of shares required to have 150,000 shares available for new option grants.

     The director plan provides for the automatic grant of 40,000 shares of Class A common stock, the "first option," to each non-employee director on the effective date of the director plan, other than Messrs. Gill and Schell, who each received an initial grant for 75,000 shares of our Class A common stock under our 1999 stock plan when they joined our board in September 1999. After the first option is granted to the non-employee director, he or she shall automatically be granted an option to purchase 10,000 shares, a "subsequent option," each year on his or her anniversary of service as a director. Each first option and each subsequent option shall have a term of 10 years. The exercise price of all options shall be 100% of the fair market value per share of the Class A common stock, generally determined with reference to the closing price of the Class A common stock as reported on the Nasdaq National Market on the date of grant. Both the first and subsequent option vest as to 25% of the shares on the first anniversary of the grant date and as to 2.083% of the shares each month thereafter, so that the options are fully vested four years from the grant date.

     The director plan provides that in the event of a merger of McAfee.com with or into another corporation or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the administrator shall notify the optionee that he or she will have the right to exercise the option as to all of the optioned stock, including shares as to which he or she would not otherwise be exercisable, for a period of 15 days from the date of such notice, and the option will terminate upon the expiration of such period. If after the merger or asset sale, the optionee is no longer a director of either McAfee.com or the successor corporation other than because of a voluntary resignation, the optionee's options will become fully vested and exercisable for 90 days after the director is no longer a member of the board.

     1999 Employee Stock Purchase Plan. The 1999 employee stock purchase plan was adopted by the board of directors in September 1999 and by our sole stockholder in September 1999. A total of 500,000 shares of Class A common stock have been reserved for issuance under the 1999 purchase plan, plus annual increases on the date of the annual stockholders' meeting, equal to the lesser of:

     - 1 million shares;

     - 3% of the outstanding shares on such date; or

     - an amount determined by the board of directors. As of the date of this prospectus, no shares have been issued under the 1999 purchase plan.

     The 1999 purchase plan, which is intended to qualify under Section 423 of the Code contains successive 24 month offering periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period under the 1999 purchase plan, which we expect will commence on the date of this offering and end on the last trading day on or before February 1, 2001.

     Employees are eligible to participate if they are customarily employed by McAfee.com or any participating subsidiary for at least twenty hours per week and more than five months in any calendar year. However, any employee:

     - who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of McAfee.com; or

     - whose rights to purchase stock under all employee stock purchase plans of McAfee.com accrue at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the 1999 purchase plan. The 1999 purchase plan permits participants to purchase Class A common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, commissions, incentive compensation and bonuses, but exclusive of payments for overtime, profit sharing payments, shift premium payments and incentive payments. The maximum number of shares a participant may purchase during a single purchase period is 2,500 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of Class A common stock at the end of each offering period. The price of stock purchased under the 1999 purchase plan is 85% of the lower of the fair market value of the Class A common stock at the beginning date or ending date of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with McAfee.com.

     Rights granted under the 1999 purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 purchase plan. The 1999 purchase plan provides that, in the event of a merger of McAfee.com with or into another corporation or a sale of substantially all of our assets, offering periods then in progress may be continued by the successor corporation. If the successor corporation refuses to continue the offering periods then in progress, the offering periods will be shortened and a new exercise date will be set. The 1999 purchase plan will terminate in 2009. Our board of directors has the authority to amend or terminate the 1999 purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 purchase plan.

401(k) PLAN

     Network Associates sponsors a tax-qualified employee savings and retirement plan which covers the eligible employees of Network Associates and McAfee.com. For so long as Network Associates retains at least an 80% ownership interest in McAfee.com, all eligible McAfee.com employees may enter the Network Associates 401(k) plan on the first day of any calendar quarter. Participants may make pre-tax contributions to the 401(k) plan of up to 15% of their eligible compensation, subject to a statutorily prescribed annual limit, which is $10,000 in calendar year 1999. Each participant is fully vested in his or her contributions and the investment earnings thereon at all times. The 401(k) plan permits, but does not require, matching contributions on behalf of participants. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. Contributions by the participants, Network Associates, or McAfee.com to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by Network Associates and

McAfee.com, if any, will be deductible when made by Network Associates and McAfee.com, respectively. 401(k) plan assets are held in trust. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants. We intend to adopt our own 401(k) plan after the consummation of this offering.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

     Our bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in the management.

     Our bylaws provide that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

     - we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements to which we are party; and

     - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

     Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and officers to give them additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

     We currently have liability insurance for our directors and officers and intend to extend that coverage for public securities matters.

                           RELATED PARTY TRANSACTIONS

     Other than compensation agreements and other arrangements, which are described as required in "Management," and the transactions described below, since we were formed, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000; and

     - in which any director, executive officer, holder of more than 5% of our Class A common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDER; CONTROL OF MCAFEE.COM

     We are a wholly-owned subsidiary of Network Associates. Upon completion of this offering, Network Associates will own all the outstanding shares of our Class B common stock, representing approximately 95% of the voting power of McAfee.com, and approximately 5% of the voting power will be owned by the public.

     As a result of its ownership of Class B common stock, Network Associates will be able to influence significantly matters affecting us and to control all actions that require the approval of a majority of our voting power, including amendments to our certificate of incorporation, the election of our directors and any business combinations. However, Network Associates has agreed to vote in the future in favor of two independent directors. Additionally, if, as described below under the Stockholders Agreement, there is a Network Associates' change of control which is not approved by the continuing Network Associates directors. Network Associates has agreed to vote to elect at least a majority of independent directors of our board.

INTERCOMPANY AGREEMENTS

     We have entered into certain agreements with Network Associates for the purpose of defining their ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. The aggregate net amount we paid to Network Associates under all the intercompany agreements for the nine months ended September 30, 1999 was $6.95 million.

     Services Agreement. We have entered into a services agreement with Network Associates effective January 1, 1999 under which it has and will continue to provide us a number of administrative services. Under this agreement, Network Associates is providing to us services relating to tax, insurance, employee benefits and administration, corporate record keeping and information technology. The initial monthly fee under the agreement is a portion of the cost of Network Associates' provision of the services to us, including all related expenses, that is allocated to us based on our headcount, plus a ten percent mark-up. In addition, we may request additional services, including legal, and accounting services, to be provided from time-to-time in the future. During the nine months ended September 30, 1999, Network Associates charged us $2.5 million under this agreement.

     The services agreement may be terminated either by us on 30 days notice or by Network Associates when it ceases to own a majority of our outstanding voting stock. We may be unable to secure the provision of these services from others on acceptable terms. If we are unsuccessful in obtaining acceptable provision of services upon termination of the corporate service agreement, our future financial performance could be adversely affected.

     Registration Rights Agreement. We have entered into a registration rights agreement with Network Associates in connection with this offering. This entitles Network Associates, or any transferee of at least

10% of its shares, to include its shares of our common stock in any future registration of common stock made by us, other than any registration statement relating to an acquisition or stock option plan. In addition, at any time after six months after this offering, Network Associates or any transferees of at least 10% of its McAfee.com shares can request that we file a registration statement so they can publicly sell their shares. We have agreed pursuant to the terms of the registration rights agreement to pay all costs and expenses, other than underwriting discounts and commissions related to shares to be sold by Network Associates and expenses of legal counsel for Network Associates in connection with any such registration.

     License Agreement. We entered into a license agreement with Network Associates, effective on January 1, 1999.

        Licensed Technology. Under the license agreement, we and Network Associates granted to each other limited rights to each others' patents, copyrights, trademarks and trade secrets for use in defined markets. We have worldwide, non-exclusive rights to Network Associates' patents and exclusive rights to use Network Associates' copyright, trademark and trade secret rights to create and deliver products and services directly or indirectly to individual consumers over the Internet or for Internet based products. Under the agreement, Network Associates is granted worldwide, non-exclusive rights to our patents and exclusive rights to use our copyrights, trademarks and trade secrets to deliver products and services to enterprise customers and individual consumers by any means other than the Internet. Each party is also permitted to create products derived from the technology licensed to it by the other. The creating party retains ownership of their newly derived products but these derived products are licensed to the other party subject to the terms of the license agreement.

        Royalty Payments. In consideration for the rights granted under the cross license agreement, we are required to pay Network Associates a royalty on revenues we recognize from product and subscription sales that include Network Associates' technology, initially at a rate of 20% commencing on January 1, 1999 and declining 1.625% per quarter until the rate is 7% in the quarter beginning January 1, 2001, and remaining at 7% thereafter. In consideration for the rights granted by us to Network Associates under the cross license agreement, Network Associates is required to pay us a flat quarterly royalty of $250,000. During the nine months ended September 30, 1999, Network Associates charged us $2.5 million for royalties and $3.4 million for support services under the agreement.

        Limitations on Offered Products. During the term of the agreement, each party has agreed that it will not offer products incorporating third-party technology if those products are competitive with the products offered by the other party.

        Indemnification. Under the agreement, each party has agreed to indemnify, defend and hold harmless the other for any losses incurred in connection with claims arising in the covered countries that the technology licensed under the agreement violates the patent, copyright, trademark or trade secrets or other proprietary rights of a third party. Covered countries are those countries that are party to the Berne Convention for the Protection of Literary and Artistic Works, which include the U.S. and substantially all U.N. member nations.

        Term and Termination. The license agreement will remain in effect indefinitely, but may be terminated:

           - by mutual agreement of the parties;

           - by the non-bankrupt party, in the event of a bankruptcy of the other party; and

           - by the non-defaulting party, in the event of a material breach by the other party that remains uncured for 30 days following notice of the breach, subject to mandatory dispute resolution prior to the effectiveness of any proposed termination.

     Asset Contribution and Receivables Settlement Agreement. We entered into an asset contribution agreement with Network Associates effective as of January 1, 1999 that transfers ownership of assets to McAfee.com. Among the assets transferred to McAfee.com are:

           - a number of co-hosting and technology agreements to which Network Associates is a party;

           - revenues from advertising and sponsorship agreements involving McAfee.com;

           - all ownership rights arising in connection with 3 patent applications relating to the manner in which we deliver our e-software applications;

           - computers and Internet infrastructure hardware; and

           - any other assets which both Network Associates' and McAfee.com's boards of directors agree to transfer at a future date under this agreement.

     Under the asset contribution agreement, no liabilities were transferred to McAfee.com, except for those directly resulting from the assets transferred. Network Associates contributed $2.7 million of fixed assets to us in the nine months ended September 30, 1999.

     Joint Cooperation Agreement. We have entered into a joint cooperation and master services agreement with Network Associates which governs the provision of technology services among the parties. Under this agreement, Network Associates' anti-virus emergency response team, known as AVERT, will provide us with research and solutions for virus events. The agreement also contains standard terms and conditions governing the provision of technology services from one party to the other under statements of work that may be negotiated from time to time. Currently we have entered into one such statement of work under which we provide Network Associates the infrastructure and technical support services for Network Associates' web site (www.nai.com). Network Associates pays us a fee for these services in an amount equal to ten percent of our total quarterly technology costs plus a ten percent service charge. We are obligated to provide these services until December 31, 2000 under this statement of work. During the nine months ended September 30, 1999 we charged Network Associates $590,000 under this agreement. This amount has been offset against technology costs.

     Revolving Loan Agreement. Under an intercompany revolving loan agreement we have entered into, Network Associates has agreed to make available to McAfee.com up to $30 million in cash as a revolving loan. The interest rate of this revolving loan is equal to the one-month LIBOR rate. Network Associates has the option of having us repay the entire principal and interest then outstanding beginning on the date that is 30 days after the closing of this offering, or at any time thereafter. If Network Associates does not request repayment prior to that time, the revolving loan is repayable in full on January 1, 2001, the termination date of the agreement.

     Tax Sharing Agreement. We entered into a tax sharing agreement with Network Associates effective upon effectiveness of the registration statement relating to this offering, whereby we pay federal, state and local income tax liability amounts to Network Associates, determined on a pro forma basis, as if we filed our own separate income tax returns for each year. Network Associates will not reimburse us for Network Associates' or any other group member's use of our net operating loss or other tax benefits in any consolidated or combined return. However, we will be able, during the term of the agreement, to take into account our past and future net operating loss and other tax attributes for purposes of computing our hypothetical separate income tax return liability payment to, or refund from, Network Associates.

     The tax sharing agreement will terminate if we are no longer eligible to join Network Associates in the filing of a consolidated federal income tax return. In the event of such termination, any net operating losses or other carryforward amounts would not be available to us upon departure from the group. Under the agreement, we will not be reimbursed for any such loss of tax benefits.

     Indemnification and Voting Agreement. We entered into an indemnification and voting agreement with Network Associates which will become effective upon the effectiveness of the registration statement relating to this offering. Except as contemplated below, Network Associates will indemnify and defend us and hold us harmless for all losses related to any third party claims relating to events or circumstances arising out of actions or inaction of Network Associates, including its subsidiaries and officers and directors, on or prior to the completion of this offering. Matters for which Network Associates is not obligated to indemnify us include:

     - any obligations assumed by us, or payments required to be made by us, under our agreements with Network Associates;

     - any losses resulting from third party claims that are related to intellectual property developed by us between August 20, 1999 and the completion of this offering;

     - any obligations incurred by us in the ordinary course of business;

     - any losses resulting from third parties claims made against McAfee.com alleging infringement of intellectual property rights unknown as of the closing of this offering; and

     - any losses resulting from third parties claims related to or arising from a material misstatement contained in or material omission from this prospectus or the registration statement of which this prospectus is a part.

     As a result of the above indemnification, Network Associates is, for example, required to hold us harmless from its existing litigation related to the anti-virus technology licensed to us under the cross license agreement. In the event of a claim relating to a product that includes components supplied by us and components supplied by Network Associates, Network Associates has the right to determine whether and to what extent we are entitled to indemnification, after reasonable consultation with us.

     For so long as Network Associates owns at least 20% of our outstanding voting power, it will vote its shares of our capital stock in favor of the election of two independent directors. Additionally, if, as described below under the Stockholders Agreement, there is a Network Associates' change of control which is not approved by the continuing Network Associates directors, it has agreed to vote to elect a majority of independent directors to our board.

     Stockholders Agreement. We entered into a stockholders agreement with Network Associates in October 1999. Network Associates has agreed that if (1) without the prior approval of the Network Associates continuing directors, as defined below, any person acquires or agrees to acquire 15% or more of Network Associates outstanding common stock or (2) the Network Associates continuing directors cease to constitute a majority of Network Associates serving directors, then for so long but only for so long as that condition exists:

     - the shares of our Class B common stock held by Network Associates shall be entitled to only one vote per share instead of three votes per share; and

     - Network Associates shall be obligated to vote its McAfee.com shares to cause, and to take such actions reasonably within its control to cause, and shall seek to cause the McAfee.com directors appointed by it to cause, our board of directors to consist of at least a majority of independent directors.

     Network Associates continuing directors will consist of the Network Associates directors at the time this offering is consummated and any subsequent Network Associates directors approved or not objected to by a majority of the then-continuing Network Associates directors.

OPTION GRANTS TO NETWORK ASSOCIATES' OFFICERS AND EMPLOYEES

     In January 1999, we granted options for a total 3,420,000 shares of our Class A common stock to four executive officers and one non-executive officer of Network Associates at exercise price of $3.67 per share. At the time the options were granted, they vested 25% on January 15, 2000 with 2.083% vesting each month thereafter for the following 36 months. Vesting is based on service to Network Associates or any subsidiary thereof. In September 1999, the aggregate number of options granted and the amount of each individual grant, was reduced by 50%. In exchange for this reduction, we agreed to vest in full the remaining options. Included in these grants, as so reduced, is a grant to William Larson of 900,000 shares, to Prabhat Goyal of 360,000 shares, to Peter Watkins of 180,000 shares, to Zachary Nelson of 180,000 shares and to Joanne Evans of 90,000 shares, all of which are for our Class A common stock. Mr. Larson is an executive officer and director of Network Associates and a McAfee.com director and Mr. Goyal is an executive officer of Network Associates and a McAfee.com director.

     In addition to the above option grants, as of October 31, 1999, we have granted to approximately 170 other employees of Network Associates options for an additional 341,000 shares of Class A common stock at an average exercise price of $6.55 per share. These options are fully vested.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of McAfee.com's common stock as of September 30, 1999 and as adjusted to reflect the sale of the shares of Class A common stock offered hereby by:

     - Network Associates as the sole beneficial owner of more than 5% of our common stock;

     - our named executive officers;

     - each of our directors; and

     - all officers and directors as a group.

     The percentage of beneficial ownership for the following table is based on 36,000,000 shares of Class B common stock outstanding as of September 30, 1999 and assuming no exercise of the underwriters' over-allotment option.

     Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Common stock subject to options currently exercisable within 60 days of September 30, 1999 are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed person is c/o McAfee.com Corporation, 2805 Bowers Avenue, Santa Clara, CA 95051.

                                                                         PERCENTAGE OF SHARES
                                                                          BENEFICIALLY OWNED
                                                     NUMBER OF SHARES    --------------------
                                                       BENEFICIALLY       BEFORE      AFTER
             NAME OF BENEFICIAL OWNER                     OWNED          OFFERING    OFFERING
             ------------------------                ----------------    --------    --------
5% STOCKHOLDER
Network Associates, Inc............................     36,000,000         100%          85.2%
  3965 Freedom Circle
  Santa Clara, CA 95054
NAMED EXECUTIVE OFFICERS & DIRECTORS
Srivats Sampath(1).................................             --          --             --
Evan Collins(2)....................................             --          --             --
William Larson(3)..................................     36,900,000         100           85.5
Prabhat Goyal(4)...................................        360,000           *              *
Frank Gill(5)......................................             --          --             --
Richard Schell(6)..................................             --          --             --
All 6 directors and executive officers as a
  group(7).........................................     37,260,000         100%          85.6%

----------------
 *  Represents beneficial ownership of less than 1%.

(1) Mr. Sampath has an option to purchase 900,000 shares of our Class A common stock, none of which will be vested or exercisable as of November 30, 1999.

(2) Mr. Collins has an option to purchase 100,000 shares of Class A common stock, none of which will be vested or exercisable as of November 30, 1999.

(3) Includes the 36,000,000 shares of Class B common stock owned by Network Associates, Inc. and the 900,000 shares of Class A common stock issuable upon exercise of an immediately exercisable option issued to Mr. Larson on January 15, 1999 and held in trusts for which Mr. Larson or his wife act as trustee. Mr. Larson is chief executive officer, president and chairman of the board of Network Associates. Excluding the shares attributed to him which are owned by Network Associates, of which Mr. Larson disclaims beneficial ownership, the number of shares Mr. Larson beneficially owned would be 900,000.

(4) Consists of 360,000 shares of Class A common stock issuable upon exercise of an immediately exercisable option issued to Mr. Goyal on January 15, 1999.

(5) Mr. Gill has an option to purchase 75,000 shares of our Class A common stock, none of which will be vested or exercisable as of November 30, 1999.

(6) Mr. Schell has an option to purchase 75,000 shares of our Class A common stock, none of which will be vested or exercisable as of November 30, 1999.

(7) Consists only of shares beneficially owned by the persons in footnotes (3) and (4).

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, the authorized capital stock of McAfee.com will consist of 165,000,000 shares of common stock, of which 100,000,000 are authorized as Class A common stock, $.001 par value per share, and 65,000,000 are authorized as Class B common stock, $.001 par value per share; and 10,000,000 shares of undesignated preferred stock, $.001 par value per share. As of October 31, 1999 there were outstanding 36,000,000 shares of Class B common stock all of which were held by Network Associates, no shares of Class A common stock and options to purchase 5,108,560 shares of Class A common stock.

COMMON STOCK

     The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and conversion rights, as described below.

     Voting Rights. Each holder of outstanding Class A common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors, and, except as described below, each share of Class B common stock entitles the holder to three votes on those matters. Except as required by applicable law, holders of the Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders. There is no cumulative voting in the election of directors. See "Risk Factors -- Risks Related to Our Relationship with Network Associates -- We may be unable to pursue business opportunities available to us because of our relationship with Network Associates," "-- Network Associates' ability to exert control over us following this offering could result in actions that are not consistent with the interests of our other stockholders, particularly with respect to a change of control" and "Risk Factors -- Risks Related to this Offering -- Provisions in our certificate of incorporation and bylaws and Delaware law and our relationship with Network Associates may discourage takeover attempts."

     Any action that may be taken at a meeting of the stockholders may be taken by written consent in lieu of a meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present and voted. This could permit us to take action regarding certain matters without providing other stockholders the opportunity to voice dissenting views or raise other matters.

     We have entered into a stockholders' agreement with Network Associates, the sole holder of our Class B common stock, that would entitle the holders of Class B common stock to only one vote per share in the event that any person without the prior approval of Network Associates board becomes a beneficial owner of 15% or more of its outstanding common stock.

     Dividends, Distributions and Stock Splits. Holders of Class A common stock and Class B common stock are entitled to receive dividends out of assets legally available therefor at the same rate, at the same time and in the same amounts as our board of directors may from time to time determine. See "Dividend Policy."

     In the case of dividends or distributions payable in Class A common stock or Class B common stock, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to the Class B common stock.

     Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

     Conversion. The shares of Class A common stock are not convertible. The shares of Class B common stock are convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. Each share of Class B common stock would also automatically convert into one share of Class A common stock upon the sale or transfer of the share of Class B common stock by the initial holder thereof, other than to a person or entity controlling, controlled by or under common control with the initial holder or a qualified employee stock ownership plan. The holders of Class B common stock would have, upon conversion of their shares of Class B common stock into Class A common stock, one vote per share of Class A common stock held on all matters submitted to a vote of McAfee.com's stockholders.

     Liquidation. In the event of any dissolution, liquidation, or winding up of the affairs of McAfee.com, whether voluntary or involuntary, after payment of the debts and other liabilities of McAfee.com, the remaining assets of McAfee.com will be distributed ratably among the holders of the Class A common stock and the Class B common stock, treated as a single class.

     Mergers and Other Business Combinations. Upon a merger, combination, or other similar transaction of McAfee.com in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, holders of the Class A common stock and Class B common stock will be entitled to receive an equal per share amount of stock, securities, cash, and/or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed. However, in any transaction in which shares of capital stock are distributed, the shares so exchanged for or changed into may differ as to voting rights and certain conversion rights to the extent and only to the extent that the voting rights and certain conversion rights of Class A common stock and Class B common stock differ at that time.

     Other Provisions. The holders of the Class A common stock and Class B common stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions applicable to the Class A common stock or the Class B common stock.

     All shares of Class B common stock outstanding are fully paid and nonassessable, and all of the shares of Class A common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of McAfee.com and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

     Network Associates or its transferees has the registration rights with respect to its shares of our Class A common stock described above under "Related Party Transactions -- Intercompany Agreements -- Registration Rights Agreement."

ANTI-TAKEOVER PROVISIONS

     The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. Our certificate of incorporation and bylaws contain a number of provisions that could have the effect of delaying, preventing or discouraging a change of control of our company. These include:

     - our certificate of incorporation provides for a classified board of directors;

     - our stockholders are unable, in general, to fill any interim vacancy on our board of directors;

     - our bylaws provide that special meetings of the stockholders may be called at any time by the board of directors, the chairman of the board of directors, the chief executive officer, or by one or more stockholders holding shares in the aggregate entitled to cast 10% or more of the vote of all shares of our stock; and

     - stockholders must follow specified procedures in order to properly submit any business before a stockholder meeting.

     These provisions are designed to reduce the vulnerability of McAfee.com to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of McAfee.com. These provisions are also intended to discourage tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit fluctuations in the market price for our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. See "Risk Factors -- Risks Related to This Offering -- Provisions in our certificate of incorporation and bylaws and Delaware law and our relationship with Network Associates may discourage takeover attempts."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Boston EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of Class A common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices. Furthermore, as described below, 36,000,000 shares of Class B common stock currently outstanding will be available for sale after the expiration of contractual restrictions on resale with us and/or the underwriters. The shares of Class B common stock held by Network Associates will automatically convert into shares of Class A common stock upon transfer by Network Associates to a third party. Sales of substantial amounts of our Class A common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

     Upon completion of this offering, we will have outstanding 42,250,000 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 6,250,000 shares of Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates." Based on shares outstanding as of September 30, 1999, the remaining shares will become eligible for public sale as follows:

                                       APPROXIMATE
                                         NUMBER
                                        OF SHARES
                                        ELIGIBLE
                                       FOR FUTURE
                DATE                      SALE                      COMMENT
                ----                   -----------                  -------
Date of this prospectus..............           0
181 days after the date of this        36,000,000    Lock-up released. These shares may be
prospectus...........................                sold under Rule 144.

LOCK-UP AGREEMENTS WITH THE UNDERWRITERS

     Network Associates, currently our sole stockholder, and each of the individuals holding options that will be vested within the 180-day period after the date of this prospectus, have signed lock-up agreements under which they agreed not to sell, transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: 1% of the number of shares of our common stock then outstanding, which will equal approximately 422,500 shares immediately after this offering; or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about McAfee.com.

RULE 144(K)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares may be sold immediately upon the completion of this offering.

RULE 701

     Any employee, officer or director of, or consultant to, McAfee.com or Network Associates who purchased his or her shares under a written compensatory plan or contract may be entitled to sell their shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Under this rule, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, because all shares that we have issued under Rule 701 are subject to lock-up agreements, they will only become eligible for sale when the 180-day lock-up agreements expire. As a result, they may be sold 90 days after the offering only if the holder obtains the prior written consent of Morgan Stanley & Co. Incorporated.

REGISTRATION RIGHTS

     Upon completion of this offering, Network Associates or its transferees will be entitled to rights with respect to the registration of the shares of Class A common stock held by it under the Securities Act. See "Related Party Transactions -- Intercompany Agreements -- Registration Rights Agreement." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

STOCK OPTIONS

     Immediately after this offering, we intend to file a registration statement, on Form S-8 under the Securities Act, to register shares of Class A common stock which have been reserved for issuance under our stock option and employee stock purchase plans. As of October 31, 1999, options to purchase 5,108,560 shares of our Class A common stock were issued and outstanding.

     This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Hambrecht & Quist LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of Class A common stock set forth opposite the names of the underwriters below:

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
BancBoston Robertson Stephens Inc...........................
Hambrecht & Quist LLC.......................................
                                                              --------
  Total.....................................................
                                                              ========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The terms and conditions of the underwriting agreement set forth the following:

     - the obligations of the underwriters to pay for and accept delivery of the shares of Class A common stock;

     - the conditions to these obligations, which include, among other things, delivery of legal opinions by our counsel and underwriters' counsel; and

     - representations and warranties made by us to the underwriters.

The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus, other than the over-allotment option, if any of the shares are taken.

     Morgan Stanley Dean Witter Online Inc., an affiliate of Morgan Stanley & Co. Incorporated, is acting as an underwriter in connection with the offering and will be a distributor of shares of common stock over the Internet to its qualifying account holders.

     The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. Any underwriters may allow, and such dealers may re-allow, a
concession not in excess of $          a share to other underwriters or to
certain other dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares of Class A common stock. To the extent this option is exercised, each underwriter will become obligated, subject to specific conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to that underwriter's name in the preceding table bears to the total number of shares of Class A common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full:

     - the total price to public would be $          ;

     - the total underwriters' discounts and commissions would be $          ;
       and

     - the total proceeds to us would be $          before deducting estimated
       offering expenses of $          .

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by McAfee.com. These amounts are equal to the difference between the initial public offering price and the amount paid to McAfee.com by the underwriters, which represents a % discount from the initial public offering price. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

              PAID BY MCAFEE.COM                 NO EXERCISE    FULL EXERCISE
              ------------------                 -----------    -------------
Per Share......................................   $               $
Total..........................................   $               $

     At our request, the underwriters have reserved up to 486,000 shares of Class A common stock to be sold in the offering for sale, at the public offering price, to our directors, Network Associates' directors and employees, our officers, employees, members of their families, and customers and other persons with whom we have strategic relationships through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals and entities purchase the reserved shares. These shares will also be subject to the 180-day lock-up period described in the next paragraph. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     We, Network Associates, currently our sole stockholder, and each of the individuals holding options to acquire shares of our Class A common stock that will be vested within 180 days after the date of this prospectus, have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, we or they will not:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase;

     - lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale to the underwriters of the shares of Class A common stock under the underwriting agreement;

     - the issuance by McAfee.com of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

     - transactions by any person other than McAfee.com relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock;

     - gifts and transfer by will or intestacy, provided that the transferee agrees in writing to be bound by the restrictions described above;

     - transfers to members, partners, affiliates or immediate family or transfers to a trust for the benefit of the transferor or the transferor's immediate family, provided that the transferee agrees in writing to be bound by the restrictions described above; and

     - issuances of shares of common stock or options to purchase shares of common stock under our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered by them.


     Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol: "MCAF."


     In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Class A common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering if the syndicate repurchases previously distributed shares of Class A common stock in transactions to cover syndicate short positions or in stabilization transactions. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.1 million.

     We and Network Associates, on the one hand, and the underwriters, on the other hand, have agreed to indemnify each other against liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the shares of common stock. Consequently, the public offering price for the shares of common stock will be determined by negotiations between McAfee.com and the representatives of the underwriters. The primary factors to be considered in determining the public offering price will be our record of operations, our current financial position and future prospects, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the shares of Class A common stock offered by this prospectus. Gray Cary Ware & Freidenrich LLP will pass upon certain legal matters in connection with this offering for the Underwriters. Wilson Sonsini Goodrich & Rosati, Professional Corporation is general outside counsel to Networks Associates, Inc.

                                    EXPERTS

     The financial statements of McAfee.com Corporation as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

     We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

                             MCAFEE.COM CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets December 31, 1997 and 1998 and September 30,
1999 (unaudited)............................................  F-3
Statements of Operations
  Years ended December 31, 1996, 1997 and 1998 and each of
     the nine month periods ended September 30, 1998 and
     1999 (unaudited).......................................  F-4
Statements of Stockholder's/Divisional Deficit
  Years ended December 31, 1996, 1997 and 1998 and the nine
     months ended September 30, 1999 (unaudited)............  F-5
Statements of Cash Flows
  Years ended December 31, 1996, 1997 and 1998 and each of
     the nine month periods ended September 30, 1998 and
     1999 (unaudited).......................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholder
McAfee.com Corporation

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's/divisional deficit, and cash flows present fairly, in all material respects, the financial position of McAfee.com Corporation, at December 31, 1998 and the financial position of McAfee (operated as a part of Networks Associates, Inc. and presented on a carved out basis) (See Note 1) at December 31, 1997 and the results of operations and cash flows of McAfee for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
August 20, 1999

                             MCAFEE.COM CORPORATION

  (ON A CARVE-OUT BASIS AT DECEMBER 31, 1997 (MCAFEE) AND AS A SEPARATE LEGAL
        ENTITY (MCAFEE.COM) AT DECEMBER 31, 1998 AND SEPTEMBER 30, 1999)

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         MCAFEE               MCAFEE.COM
                                                      ------------   ----------------------------
                                                      DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                        1997(1)        1998(2)         1999(2)
                                                      ------------   ------------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash..............................................    $    --        $    --        $  2,410
  Accounts receivable, less sales returns reserve of
     $100 at December 31, 1998 and September 30,
     1999...........................................         --          1,087           2,735
  Prepaid expenses and other current assets.........         --             --              91
  Receivable from NAI...............................         --          1,286           1,290
                                                        -------        -------        --------
     Total current assets...........................         --          2,373           6,526
Fixed assets, net...................................         21             65           3,543
                                                        -------        -------        --------
     Total assets...................................    $    21        $ 2,438        $ 10,069
                                                        =======        =======        ========

                                           LIABILITIES
Current liabilities:
  Accounts payable..................................    $    --        $    51        $    167
  Accrued liabilities...............................         17          1,130           7,037
  Deferred revenue..................................      2,976          6,388          19,869
  Payable to NAI....................................        275             --              --
                                                        -------        -------        --------
     Total liabilities..............................      3,268          7,569          27,073
                                                        -------        -------        --------
Commitments and contingencies (Note 8)

                               STOCKHOLDER'S / DIVISIONAL DEFICIT
Preferred Stock, par value $.001, Authorized
  5,000,000 shares, none outstanding
Common Stock, Class A; par value $.001, Authorized
  100,000,000 shares, none outstanding
Common Stock, Class B; par value $.001, Authorized
  65,000,000; no shares issued and outstanding at
  December 31, 1997 and 36,000,000 shares issued and
  outstanding at December 31, 1998 and September 30,
  1999..............................................         --             36              36
Additional paid-in capital..........................         --            124          10,049
Accumulated/divisional deficit......................     (3,247)        (5,291)        (27,089)
                                                        -------        -------        --------
  Stockholder's/divisional deficit..................     (3,247)        (5,131)        (17,004)
                                                        -------        -------        --------
     Total liabilities and stockholder's/divisional
       deficit......................................    $    21        $ 2,438        $ 10,069
                                                        =======        =======        ========

-------------------------
(1) Through December 31, 1998, our activities were included in the operations of Network Associates. Our financial statements for these periods have been prepared on a carve-out basis.

(2) From January 1, 1999, we have operated as a wholly-owned subsidiary of Network Associates.

   The accompanying notes are an integral part of these financial statements.

                             MCAFEE.COM CORPORATION

          (ON A CARVE-OUT BASIS THROUGH DECEMBER 31, 1998 (MCAFEE) AND
                AS A SEPARATE LEGAL ENTITY (MCAFEE.COM) IN 1999)

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          MCAFEE                                MCAFEE.COM
                               -------------------------------------------------------------   -------------
                                                                                NINE MONTHS     NINE MONTHS
                                         YEARS ENDED DECEMBER 31,                  ENDED           ENDED
                               ---------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                  1996(1)         1997(1)         1998(1)         1998(1)         1999(2)
                               -------------   -------------   -------------   -------------   -------------
                                                                                (UNAUDITED)     (UNAUDITED)
Revenue......................     $   539         $ 2,530         $ 6,292         $4,268         $ 16,095
                                  -------         -------         -------         ------         --------
Cost of revenue:
  Product costs..............          53             142             730            272            2,065
  Technology costs...........         206           1,960           2,975          2,433            4,860
  License fees payable to
    NAI......................          --              --              --             --            1,707
                                  -------         -------         -------         ------         --------
    Total cost of revenue....         259           2,102           3,705          2,705            8,632
                                  -------         -------         -------         ------         --------
Operating expenses:
  Research and development...         287             326           2,661          1,417            4,458
  Marketing and sales........       1,438           1,469           1,152            396           14,061
  General and
    administrative...........         345             141             767            573            3,491
  Stock-based compensation...          --              --              --             --            7,251
                                  -------         -------         -------         ------         --------
    Total operating
       expenses..............       2,070           1,936           4,580          2,386           29,261
                                  -------         -------         -------         ------         --------
Loss from operations.........      (1,790)         (1,508)         (1,993)          (823)         (21,798)
                                  -------         -------         -------         ------         --------
Net loss.....................     $(1,790)        $(1,508)        $(1,993)        $ (823)        $(21,798)
                                  =======         =======         =======         ======         ========
Net loss per share, basic and
  diluted....................          --              --              --             --         $   (.61)
Shares used in per share
  calculation................          --              --              --             --           36,000
Pro forma net loss per share,
  basic and diluted..........          --              --         $  (.06)            --               --
Shares used in pro forma per
  share calculation..........          --              --          36,000             --               --

-------------------------
(1) Through December 31, 1998, our activities were included in the operations of Network Associates. Our financial statements for these periods have been prepared on a carve-out basis.

(2) From January 1, 1999, we have operated as a wholly-owned subsidiary of Network Associates.

   The accompanying notes are an integral part of these financial statements.

                             MCAFEE.COM CORPORATION

          (ON A CARVE-OUT BASIS THROUGH DECEMBER 31, 1998 (MCAFEE) AND
                AS A SEPARATE LEGAL ENTITY (MCAFEE.COM) IN 1999)

                 STATEMENTS OF STOCKHOLDER'S/DIVISIONAL DEFICIT
                                 (IN THOUSANDS)

                                                                                                           TOTAL
                                                           COMMON STOCK     ADDITIONAL                 STOCKHOLDER'S
                                             DIVISIONAL   ---------------    PAID-IN     ACCUMULATED    /DIVISIONAL
                                              DEFICIT     SHARES   AMOUNT    CAPITAL       DEFICIT        DEFICIT
                                             ----------   ------   ------   ----------   -----------   -------------
Balance at January 1, 1996.................   $    --         --    $--      $    --      $     --       $     --
Contribution of fixed assets from NAI......        51         --     --           --            --             51
Net loss for the period....................    (1,790)        --     --           --            --         (1,790)
                                              -------     ------    ---      -------      --------       --------
Balance at December 31, 1996...............    (1,739)        --     --           --            --         (1,739)
Net loss for the period....................    (1,508)        --     --           --            --         (1,508)
                                              -------     ------    ---      -------      --------       --------
Balance at December 31, 1997...............    (3,247)        --     --           --            --         (3,247)
Contribution of fixed assets from NAI......        73         --     --           --            --             73
Net loss for the period....................    (1,993)        --     --           --                       (1,993)
Stock issued to NAI........................     5,167     36,000     36          124        (5,291)            36
                                              -------     ------    ---      -------      --------       --------
Balance at December 31, 1998...............        --     36,000     36          124        (5,291)        (5,131)
Contribution of fixed assets from NAI......        --         --     --        2,674            --          2,674
Stock-based compensation...................        --         --     --        7,251            --          7,251
Net loss for the period....................        --         --     --           --       (21,798)       (21,798)
                                              -------     ------    ---      -------      --------       --------
Balance at September 30, 1999
  (unaudited)..............................        --     36,000    $36      $10,049      $(27,089)      $(17,004)
                                              =======     ======    ===      =======      ========       ========

   The accompanying notes are an integral part of these financial statements.

                             MCAFEE.COM CORPORATION

            (ON A CARVE-OUT BASIS AT DECEMBER 31, 1998 (MCAFEE) AND
                AS A SEPARATE LEGAL ENTITY (MCAFEE.COM) IN 1999)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                         MCAFEE                       MCAFEE.COM
                                       -------------------------------------------   -------------
                                                                      NINE MONTHS     NINE MONTHS
                                        YEARS ENDED DECEMBER 31,         ENDED           ENDED
                                       ---------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                       1996(1)   1997(1)   1998(1)      1998(1)         1999(2)
                                       -------   -------   -------   -------------   -------------
                                                                      (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)....................  $(1,790)  $(1,508)  $(1,993)     $  (823)       $(21,798)
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Depreciation....................       13        17        29           19             540
     Stock-based compensation........       --        --        --           --           7,251
     Changes in assets and
       liabilities:
       Accounts receivable...........       --        --    (1,087)        (376)         (1,648)
       Prepaid expenses and other
          current assets.............       --        --        --           --             (91)
       Accounts payable and accrued
          liabilities................      100       (83)    1,164          331           6,023
       Deferred revenue..............    1,003     1,973     3,412        1,117          13,481
                                       -------   -------   -------      -------        --------
       Net cash provided by (used in)
          operating activities.......     (674)      399     1,525          268           3,758
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets...........       --        --        --           --          (1,344)
                                       -------   -------   -------      -------        --------
  Net cash used in investing
     activities......................       --        --        --           --          (1,344)
                                       -------   -------   -------      -------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Change in amount due to (from)
  NAI................................      674      (399)   (1,561)        (268)             (4)
  Common stock issued to NAI.........       --        --        36           --              --
                                       -------   -------   -------      -------        --------
       Net cash (used in) provided by
          financing activities.......      674      (399)   (1,525)        (268)             (4)
                                       -------   -------   -------      -------        --------
Net increase in cash.................       --        --        --           --           2,410
Cash at beginning of year............       --        --        --           --              --
                                       -------   -------   -------      -------        --------
Cash at end of year..................  $    --   $    --   $    --      $    --        $  2,410
                                       =======   =======   =======      =======        ========
NON CASH INVESTING AND FINANCING
  ACTIVITIES: Contribution of fixed
  assets from NAI....................  $    51   $    --   $    73      $    37        $  2,674

-------------------------
(1) Through December 31, 1998, our activities were included in the operations of Network Associates. Our financial statements for these periods have been prepared on a carve-out basis.

(2) From January 1, 1999, we have operated as a wholly-owned subsidiary of Network Associates.

   The accompanying notes are an integral part of these financial statements.

                             MCAFEE.COM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

 1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Company

     McAfee.com Corporation, a wholly owned subsidiary of Networks Associates, Inc. ("NAI"), a publicly traded corporation, was incorporated in December 1998, and commenced operations as a separate legal entity in January 1999. Prior to January 1, 1999, this business was operated as a part of NAI. This business is referred to herein as "McAfee". McAfee.com and McAfee are collectively referred to as the "Company".

     The Company is an Internet destination site which allows users to secure, repair, update, upgrade and manage their personal computers (PCs) over the Internet. The Company's electronic commerce activities include, software licensing, sponsorship and co-hosting, and advertising. The Company's objective is to become the leading and most trusted online destination where consumers secure, repair, update, upgrade and manage their PCs and other Internet access devices.

     Basis of Presentation

     The accompanying financial statements include the operations of McAfee as part of NAI (on a carved out basis as discussed below) through December 31, 1998, (the "divisional statements") and as a separate legal entity from January 1, 1999. The balance sheet at December 31, 1997 represents the assets, liabilities and divisional deficit of McAfee as a part of NAI (on a carved out basis as discussed below) and at December 31, 1998, represents the balance sheet of McAfee.com as a separate legal entity. The divisional financial statements have been derived from the historical books and records of NAI. The balance sheet at December 31, 1997 includes all assets and liabilities directly attributable to the Company, which are derived from historical cost information of NAI and which are presented at the carryover basis of NAI. The divisional statements of operations include all revenue and expenses directly incurred for McAfee, as well as charges for shared facilities, functions and services used by the Company. The amounts charged for these shared costs have been calculated based on relative headcount plus 10% of such costs. These charges are believed by management to be based on reasonable assumptions, however they may not necessarily be indicative of the expenses that would have been incurred had the Company operated as a separate unaffiliated entity during these periods.

     Beginning January 1, 1999, McAfee.com began recording intercompany charges for services provided by NAI and technology license fees to NAI, based on agreements with NAI (see Note 4). Except for the technology license fees, the costs for services provided by NAI have been calculated on the same basis used in preparing the divisional statements prior to January 1, 1999. Accordingly, the divisional statements have been prepared on the same basis as the statements of the Company after December 31, 1998. The pro forma impact of the technology fees on the divisional statements is presented in Note 4.

     Interim Financial Information

     The unaudited financial information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 has been prepared on the same basis as the annual financial statements and, in the opinion of the Company's management, contains all adjustments (consisting of normal

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

recurring adjustments) necessary for a fair presentation. Operating results for any interim period are not necessarily indicative of results to be expected for the entire year.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Certain Risks and Concentrations

     The Company is subject to certain risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on third party technology, new service introductions and other activities of competitors, dependence on key personnel, international expansion and limited operating history.

     The Company's product revenues are concentrated in the computer software industry which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, changes in customer buying behavior, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results. Also, a significant portion of the Company's revenues are derived from sales fulfilled through one company, Beyond.com. Significant changes in operations or financial stability of Beyond.com could adversely affect operating results.

     The Company's products are substantially based on technology which is licensed from NAI. Any significant changes in operations or financial stability of NAI could adversely affect operating results.

     Revenue Recognition

     Revenue from product licenses is recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collectibility is probable, and delivery and acceptance of the software products have occurred. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company recognizes revenue for the delivered elements and defers revenue for the undelivered elements until the remaining obligations have been satisfied. Any maintenance included in these arrangements is recognized ratably over the term of the agreement. For contracts containing multiple elements wherein vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until remaining obligations have been satisfied, which typically do not extend beyond twelve months. Maintenance revenues are recognized ratably over the term of the maintenance contract, which is generally twelve months. Allowances for estimated returns are provided upon product delivery.

     Revenue from fees for providing sponsorships, co-hosting arrangements and software subscriptions for our hosted applications is deferred at the time of the transaction and is recognized ratably over the term of the arrangements or subscriptions.

     Revenue from banner advertising and other advertising arrangements is recognized as advertisement impressions are delivered.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     Research and Development

     Research and development expenditures prior to establishing technological feasibility are charged to operations as incurred. Under the Company's development process, technological feasibility is established on completing a working model. Subsequent expenses for the Company have not been significant and all software development expenses have therefore been expensed.

     Advertising Expenses

     Advertising production expenses are expensed as incurred. Other advertising expenses are expensed as the advertisement is published or broadcast. Total advertising expenses were none, $19,000 and $46,000 for the years ended December 31, 1996, 1997, 1998, respectively, and none and $3.8 million for the nine month periods ended September 30, 1998 and 1999, respectively.

     Cash

     NAI maintains the cash balance of the Company. Cash received from operations of the Company is shown as a receivable from NAI. Cash used in operations is deducted from this receivable balance.

     Fixed Assets

     Fixed assets are presented at carryover basis or cost less accumulated depreciation. Depreciation and amortization of fixed assets is computed using the straight-line method over the estimated useful lives of the assets (2 to 5 years).

     Impairment of Long-Lived Assets

     The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

     Fair Value of Financial Instruments

     Carrying amounts of the Company's financial instruments including cash, amounts due from NAI, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

     Net Income (Loss) Per Share

     Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period.

     The Company issued Common Stock in December 1998 and commenced operations as a separate legal entity in January 1999. Accordingly, historical earnings per share have been presented only for the

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

nine month period ended September 30, 1999. Pro forma earnings per share information are presented for the year ended December 31, 1998 as if the Company's capitalization occurred on January 1, 1998.

     Income Taxes

     The Company is not a separate taxable entity for federal, state or local income tax purposes and its operations are included in the tax returns of NAI. The Company calculates its income taxes under the separate return method and accounts for income taxes in accordance with Financial Accounting Standards Board Statement 109 (SFAS 109), "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

     Stock-based Compensation

     As permitted by Financial Accounting Standards Board Statement 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock based compensation plans. Stock compensation related to non-employees is based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations.

     Comprehensive Income

     The Company has adopted Statement of Accounting Standards No. 130 (SFAS
130), "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. To date, the Company has had no transactions that are required to be included in comprehensive income.

     Segment Information

     The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company has organized its operations into a single operating segment, providing delivery of personalized e-commerce offerings and local content. Further, the Company derives the significant majority of its revenues from operations in the United States.

 2. RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1997, March 1998 and December 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 97-2, "Software Revenue Recognition," SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, 'Software Revenue Recognition' ", and SOP 98-9, "Modification of SOP 97-2, 'Software Revenue Recognition' with Respect to Certain Transactions" (collectively, "SOP 97-2"). SOP 97-2 provides guidance on recognizing revenue on software transactions and superseded SOP 91-1. The adoption of SOP 97-2 did not have a significant impact on the Company's results of operations.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for years beginning after June 15, 2000. The Company does not expect this pronouncement to materially impact the Company's results of operations.

     In February 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed of Obtained for Internal Use." SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. Adoption of this pronouncement, which is effective for fiscal 1999, did not materially impact the Company's results of operations.

     In April 1998, the AcSEC issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that the costs of start-up activities, including organizational costs, are expensed as incurred. Adoption of this pronouncement, which is effective for 1999, did not materially impact the Company's results of operations.

 3. BALANCE SHEET DETAIL (IN THOUSANDS)

                                                            DECEMBER 31,
                                                          ----------------    SEPTEMBER 30,
                                                          1997       1998         1999
                                                          ----      ------    -------------
                                                                               (UNAUDITED)
Fixed assets:
Computers and equipment.................................  $ 51      $  124       $3,993
  Furniture and fixtures................................    --          --          131
  Leasehold improvements................................    --          --           18
                                                          ----      ------       ------
                                                            51         124        4,142
                                                          ----      ------       ------
  Less accumulated depreciation and amortization........   (30)        (59)        (599)
                                                          ----      ------       ------
                                                          $ 21      $   65       $3,543
                                                          ====      ======       ======
Accrued liabilities:
  Accrued compensation..................................  $ 17      $   87       $  538
  Accrued legal and accounting..........................    --         400        1,400
  Accrued taxes.........................................    --          --          769
  Accrued marketing.....................................    --          31        2,314
  Accrued outside services..............................    --         523          632
  Other accrued expenses................................    --          89        1,384
                                                          ----      ------       ------
                                                          $ 17      $1,130       $7,037
                                                          ====      ======       ======

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

 4. RELATED PARTY TRANSACTIONS

     The Company has entered into certain agreements with NAI for the purpose of defining their ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. Although these agreements or the transactions contemplated by these agreements may not have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties, the Company believes that these agreements taken as a whole are fair to both parties and that the amount of the expenses contemplated by the agreements would not be materially different if the Company operated on a stand-alone basis.

     Corporate Management Services Agreement. On January 1, 1999, the Company entered into a Corporate Management Services Agreement with NAI under which NAI provides the Company certain administrative services. Under this agreement, NAI provides to the Company services relating to tax, accounting, insurance, employee benefits administration, corporate record-keeping, payroll, information technology infrastructure, and facilities management. In addition, the Company may request certain additional services to be provided from time-to-time in the future, with the fee for such additional services subject to negotiation between the parties. The initial monthly fee that the Company is required to pay for these services under the agreement is a portion of the costs to NAI plus a 10% mark-up. The Company's share of such costs is calculated based on headcount. During the nine month period to September 30, 1999, NAI charged the Company $2,472,000 under this agreement. For the fiscal periods prior to 1999, general and administrative expenses allocated to the Company were based on a similar calculation.

     The corporate management services agreement may be terminated either by the Company upon 30 days notice, or by NAI when it ceases to own a majority of the Company's outstanding voting stock. Following a termination of this agreement, the Company may be unable to secure these services from others on acceptable terms. If the Company is unsuccessful in obtaining acceptable provision of these services upon termination of the corporate management services agreement, the Company's future financial performance could be adversely affected.

     Cross License Agreement. The Company entered into a technology cross license agreement with NAI through one of NAI's wholly-owned subsidiaries. Under this agreement, NAI has granted the Company worldwide non-exclusive patent licenses and exclusive copyright licenses for the sale or licensing of software products or software services to certain OEMs and end users solely via the Internet. Eligible end users include only single-node, individual consumers. In consideration for the license and rights granted under this license, the Company is required to pay NAI a royalty on revenues from related product and subscription sales, initially at a rate of 20% commencing on January 1, 1999 and declining 1.625% per quarter until the rate is 7% in the quarter beginning January 1, 2001, and remaining at 7% thereafter. Also under this agreement, the Company has granted NAI a non-exclusive patent licenses and exclusive copyright licenses for the sale of products to enterprise customers through any method of distribution including the Internet and to end users through any method excluding the Internet. In consideration for the rights granted under this license, NAI is required to pay the Company a royalty of $250,000 per quarter. Under this cross technology agreement, NAI will provide end user support to the Company's customers. Charges for such support will be equal to a portion of the costs to NAI plus a 10% markup.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     During the nine months ended September 30, 1999, the Company was charged $1,707,000 and $3,364,000 for royalties and support services, respectively. Had the technology agreement been in effect in prior years, royalties, exclusive of the royalty payable from NAI, would have been $50,000, $478,000, and $1.2 million for 1996, 1997 and 1998, respectively.

     In the event that the Company does not undergo an initial public offering prior to December 31, 2000, NAI has the right to terminate this agreement and all licenses granted under it.

     Asset Contribution and Receivables Settlement Agreement. The Company entered into an asset contribution agreement with NAI effective as of January 1, 1999 that transfers ownership of certain assets to the Company. Among the assets transferred to the Company are: a number of co-hosting and technology agreements to which NAI is a party; revenues from advertising and sponsorship agreements involving the Company; ownership rights in 3 patent applications; computers and Internet infrastructure hardware; and any other assets which both NAI and the Company's board of directors agree to transfer at a future date. All assets transferred from NAI have been recorded as a permanent contribution to capital, at NAI's carryover basis. No liabilities were transferred to the Company, except for those directly resulting from the assets transferred. NAI will settle the receivable/payable amount in cash, without interest, on a quarterly basis. As of September 30, 1999, the receivable due from NAI amounted to $1.3 million which was fully paid in October 1999.

     Revolving Loan Agreement. In January 1999, the Company entered into a revolving loan agreement with NAI. Under the agreement, NAI has agreed to make available to the Company up to $30 million in cash as a revolving loan. The interest rate under this revolving loan is equal to the one-month LIBOR rate. NAI has the option of having the Company repay the entire principal and interest then outstanding on the date that is 30 days after the closing of the public offering covered by this prospectus. Alternatively, if NAI does not request repayment prior to that time, the revolving loan is repayable in full on January 1, 2001, the termination date of the agreement.

     Tax Sharing Agreement. The Company and NAI have entered into a tax-sharing agreement under which the Company calculates income taxes on a separate return basis. The Company will be included in NAI's consolidated group for federal income tax purposes for so long as NAI beneficially owns at least 80% of the total voting power and the value of the outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement allocates tax liabilities between the Company and NAI, during the period in which the Company is included in NAI's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other members of NAI's consolidated group.

     Under the tax sharing agreement, NAI and each other member has agreed to indemnify the Company if the Company is required to pay any tax liability amount in excess of its hypothetical separate income tax liability, provided the Company is not in default in its obligation to pay such hypothetical separate income tax liability to NAI.

     The tax sharing agreement will terminate if the Company is no longer eligible to join NAI in the filing of a consolidated federal income tax return. In the event of such termination, any net operating losses or other carryforward amounts would not be available to the Company upon departure from the group. Under the tax sharing agreement, the Company will not be reimbursed for any such loss of tax benefits.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     Joint Cooperation Agreement. The Company has entered into a Joint Cooperation and Master Services Agreement with NAI which governs the provision of technology services among the parties. Under this agreement, NAI's anti-virus emergency response team (AVERT) will provide us with research and solutions for virus events. The agreement also contains standard terms and conditions governing the provision of technology services from one party to the other under statements of work that may be negotiated from time to time. Currently we have entered into one such statement of work under which we provide Network Associates the infrastructure and technical support services for Network Associates' web site (www.nai.com). Network Associates pays us a fee for these services in an amount equal to ten percent of our total quarterly technology costs plus a ten percent service charge. We are obligated to provide these services until December 31, 2000 under this statement of work. During the nine months ended September 30, 1999 the charge to NAI was $590,000. This amount has been offset against technology costs. For the fiscal periods prior to 1999, we provided similar services to NAI which were allocated and accounted for in the same manner.

     Indemnification and Voting Agreement. The Company has entered into an indemnification and voting agreement with NAI which will become effective upon consummation of this offering. Except under certain specified circumstances, NAI will indemnify the Company for all losses related to any third party claims relating to events or circumstances arising out of actions or inaction of NAI, including its subsidiaries and officers and directors, on or prior to the completion of this offering. Additionally, for so long as NAI owns at least 20% of the Company's outstanding voting power, it will vote its shares of the Company's common stock in favor of the election of two independent directors.

     Registration Rights Agreement. The Company has entered into a registration rights agreement with NAI that entitles NAI to include its shares of Company common stock in any future registration of common stock made by the Company, other than any registration statement relating to an acquisition or a stock option plan. In addition, at any time after six months after this offering, NAI or certain transferees can request that the Company file a registration statement so they can publicly sell their shares. The Company has agreed pursuant to the terms of this registration rights agreement to pay all costs and expenses, other than underwriting discounts and commissions, related to shares to be sold by NAI or certain transferees in connection with any such registration.

 5. EMPLOYEE BENEFIT PLANS

     401(k) and Profit Sharing Plan
     NAI has a 401(k) Savings Plan which covers substantially all Company full-time employees. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). Administrative and matching expenses, which are charged to the Company by NAI, have, to date, not been significant.

     Employee Stock Purchase Plan
     All Company full-time employees are eligible to participate in NAI's 1994 Employee Qualified Stock Purchase Plan. The Plan is comprised of one year offering periods with exercise dates approximately every six months (beginning each August and February). Shares are purchased through employees' payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of NAI's common stock at either the first day of an offering period or the last day of such offering period. No participant may purchase more than $25,000 worth of common stock in any one calendar year.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     In September 1999 the Company's Board of Directors adopted the Company's Employee Stock Purchase Plan, (the "1999 Purchase Plan"). A total of 500,000 shares of common stock have been reserved for issuance under the 1999 Purchase Plan, plus annual increases equal to the lesser of: (1) 1 million shares; (2) 3% of the outstanding shares on such date; or (3) an amount determined by the Board of Directors. As of the date of this prospectus, no shares have been issued under the 1999 Purchase Plan.

 6. STOCKHOLDERS' EQUITY

     Preferred Stock
     The Company has authorized 5,000,000 shares of preferred stock, par value $.001 per share. The Company's Board of Directors has authority to provide for the issuance of the shares of preferred stock in series, to establish from time-to-time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, without any further vote or action by the shareholders. As of September 30, 1999, no shares of preferred stock have been issued.

     Common Stock
     The Company has authorized 100,000,000 shares of Class A common stock, par value $.001 per share. The Company also has authorized 65,000,000 shares of Class B common stock, par value $.001 per share. As of September 30, 1999, 36,000,000 shares of Class B common stock have been issued to NAI, and no shares of Class A shares have been issued.

     Class A and B shares are identical in all respects except for voting rights and certain conversion rights. Class A shares are entitled to one vote per share and Class B shares are entitled to three votes per share. Class A common stock is not convertible. Class B common stock is convertible, in whole or in part, at any time and from time-to-time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock. Class A and Class B common stock will be treated as a single class in the event of liquidation of the Company. Any share of Class B common stock transferred by NAI will automatically convert into Class A common stock upon transfer.

     Stock Option Plans

     In January 1999, the Board of Directors approved the 1999 Stock Plan (the "Plan"), as amended June 19, 1999. Under the Plan, the Company has reserved 8,388,000 shares for issuance to employees, officers, directors and consultants. The Plan also provides for automatic annual increases to be added at the annual stockholder's meeting, equal to the lower of: (a) 2.5 million shares of Class A common stock, (b) 5% of the outstanding shares of all Class A common stock on that date, or (c) an amount determined by the Company's Board of Directors. The Plan provides for an option price no less than 100% of the fair market value of the Company's common stock on the date of grant for incentive stock options granted to employees and officers (including directors who are also employees) or 85% of the fair market value on the date of grant for all others. The options may be exercisable immediately, or over time, generally vest 25% one year after commencing employment or from date of grant and vest thereafter in monthly increments over three years. All options under the Plan expire ten years after grant.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     Aggregate activity under stock option plans is as follows:

                                                                   OPTIONS OUTSTANDING
                                              -------------------------------------------------------------
                           SHARES AVAILABLE     NUMBER          PRICE         AGGREGATE    WEIGHTED AVERAGE
                              FOR GRANT       OF SHARES       PER SHARE         PRICE       EXERCISE PRICE
                           ----------------   ----------   ---------------   -----------   ----------------
Options authorized
  January 1999...........      8,388,000              --        --                    --           --
Options
granted -- company
employees................     (2,571,700)      2,571,700    $3.67-$6.55      $111,577,688       $4.51
Options granted -- NAI
  officers and
  employees..............     (3,756,000)      3,756,000    $3.67-$6.55      $14,752,200        $3.93
Options cancelled --
  company employees......         37,250         (37,250)      $4.64         $  (172,840)       $4.64
Options cancelled -- NAI
  officers and
  employees..............      1,710,000      (1,710,000)      $3.67         $(6,275,700)       $3.67
                              ----------      ----------     -----------     -----------        -----
Balance at September 30,
  1999 (unaudited).......      3,807,550       4,580,450    $3.67-$6.55      $19,881,348        $4.34
                              ==========      ==========     ===========     ===========        =====

     The following information regarding the stock options granted to Company employees is provided in compliance with SFAS 123. The Company has elected to continue accounting for such options in accordance with APB No. 25.

                                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                       --------------------------------------------------------    -------------------------------
      RANGE OF           NUMBER         WEIGHTED AVERAGE       WEIGHTED AVERAGE      NUMBER       WEIGHTED AVERAGE
      EXERCISE         OUTSTANDING          REMAINING              EXERCISE        EXERCISABLE        EXERCISE
       PRICES          AT 9/30/99     CONTRACTUAL LIFE(YRS)         PRICE          AT 9/30/99          PRICE
---------------------  -----------    ---------------------    ----------------    -----------    ----------------
      $3.67..........     900,000             9.25                  $3.67              --               --
      $4.64..........   1,363,250             9.75                  $4.64              --               --
      $6.55..........     271,200             9.92                  $6.55              --               --
                        ---------             ----                  -----               --               --
$3.67-$6.55..........   2,534,450             9.59                  $4.50              --               --
                        =========             ====                  =====               ==               ==

     The following information regarding the stock options granted to non-employees is provided in compliance with SFAS 123.

                                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                       --------------------------------------------------------    -------------------------------
      RANGE OF           NUMBER         WEIGHTED AVERAGE       WEIGHTED AVERAGE      NUMBER       WEIGHTED AVERAGE
      EXERCISE         OUTSTANDING          REMAINING              EXERCISE        EXERCISABLE        EXERCISE
       PRICES          AT 9/30/99     CONTRACTUAL LIFE(YRS)         PRICE          AT 9/30/99          PRICE
---------------------  -----------    ---------------------    ----------------    -----------    ----------------
      $3.67..........   1,710,000             9.25                  $3.67           1,710,000           3.67
      $6.55..........     336,000             9.92                  $6.55             336,000           6.55
                        ---------             ----                  -----           ---------           ----
$3.67-$6.55..........   2,046,000             9.36                  $3.83           2,046,000           3.83
                        =========             ====                  =====           =========           ====

     The fair market value of the options granted has been calculated using the Black-Scholes option pricing model using the multiple option approach. Options granted to employees typically vest over a four-year period. The options granted to non-employees are fully vested. Parameters for the option analysis are listed below.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

                                                             OPTIONS GRANTED TO    OPTIONS GRANTED TO
                                                             COMPANY EMPLOYEES       NON-EMPLOYEES
                                                             ------------------    ------------------
Risk free interest rate....................................         5.40%                 5.40%
Expected life (yrs)........................................            4                  0.89
Volatility.................................................           76%                   76%
Dividend yield.............................................            0                     0

     The weighted average expected life of the option grants was estimated based on historical exercise patterns. Volatility was estimated based on the weighted average volatility of five public companies in similar business to the Company. The Company has not paid a dividend and has no plans to do so.

     The weighted average grant date fair value of options granted to employees during the nine months ended September 30, 1999 was $2.70. The weighted average grant date fair value of options granted to non-employees during the nine months ended September 30, 1999 was $2.30.

     The following pro forma information for the nine months ended September 30, 1999 has been calculated for grants to employees following the provisions of SFAS 123.

Net loss (thousands)........................................  $(22,429)
Net loss per share..........................................  $  (0.62)

     Stock-based Compensation Charge

     In January 1999, certain officers of NAI were granted options to purchase 3,420,000 shares of the Company's Class A common stock. These options originally vested over four years. Since these officers are not employees of the Company, these options are accounted for at fair market value in accordance with SFAS 123 and its interpretations. The determination of the total compensation to be recognized in connection with these grants requires the remeasurement of the fair value of the options each reporting period until the options are fully vested. Compensation expense is reflected in the Company's results of operations over the vesting period. The Company recorded compensation expense of approximately $1.2 million and $1.6 million for the three and six months ended June 30, 1999, respectively. On September 22, 1999, with the agreement of the optionholders, the Company cancelled options for 1,710,000 shares and amended the remaining options to make them fully vested. As a result of this change we recorded a charge of approximately $5.6 million, including a charge for options for 336,000 shares granted to Network Associates employees in September 1999, during the three months ended September 30, 1999.

     Director Option Plan

     In September 1999, the Company adopted the 1999 Director Option Plan. The Company has reserved 150,000 shares for issuance under the plan to certain members of its Board who are not employees of the Company or any affiliated corporation. Under the plan the number of shares reserved under the plan will automatically increase at the date of the Annual Stockholder's Meeting by the number of shares required to restore the reserve available for new options to 150,000 shares. Each outside director will automatically be granted an option to purchase 40,000 shares of Company common stock on the date at which they become a director. Each anniversary thereafter, each outside director will automatically be granted an option to purchase 10,000 shares of Company common stock. Both the initial and subsequent grants vest at a rate of 25% after one year and 1/48 each month thereafter.

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

     Reverse Stock Split

     On July 28, 1999, the Company effected a 5:3 reverse stock split. All share and per share information included in these financial statements has been retroactively adjusted to reflect this reverse stock split.

     Initial Public Offering

     In September 1999, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission for an Initial Public Offering of the Company's Class A Common Stock.

 7. PROVISION FOR INCOME TAXES

     Under the Company's tax sharing agreement with NAI, it calculates its income taxes on a separate return basis, including utilization of any carryback or carryforward amounts.

     The Company has provided a full valuation allowance against its deferred tax assets due to the uncertainty that such assets may be realizable.

     Significant components of net deferred tax assets at December 31, 1996, 1997 and 1998 consist of the following (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              1996     1997      1998
                                                              -----    -----    -------
Accrued liabilities and reserves............................  $  --    $  --    $   264
Net operating loss carryover................................    681      724        966
                                                              -----    -----    -------
                                                                681      724      1,230
Valuation allowance.........................................   (681)    (724)    (1,230)
                                                              -----    -----    -------
                                                              $  --    $  --    $    --
                                                              =====    =====    =======

 8. CONTINGENCIES AND LIABILITIES

     Litigation

     Symantec, Hilgraeve and Trend Micro have each filed suit against NAI with respect to the anti-virus technology that the Company licenses from NAI. NAI has indicated that it believes it has valid defenses to these actions and intends to defend them vigorously. In addition to naming NAI as a defendant in these litigation matters, claimants may seek to name the Company as a defendant in related actions and seek damages from the Company. Under the terms of an indemnification agreement with NAI, subject to certain exemptions, NAI has agreed to indemnify and defend the Company and hold it harmless from any losses as a result of these or other intellectual property claims arising out of events or circumstances occurring prior to the consummation of the Company's initial public offering. The litigation process is subject to inherent uncertainties and the Company and/or NAI may not prevail in these matters, or the Company and/or NAI may be unable to obtain licenses with respect to any patents or other intellectual property rights of third parties that may be held valid or infringed upon by the Company or the Company's products. Uncertainties inherent in the litigation process involve, among

                             MCAFEE.COM CORPORATION

              (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND
                THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998
                             AND 1999 IS UNAUDITED)

other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to NAI or the Company. In addition, any involvement in legal actions regarding the Company's intellectual property rights could be expensive and could distract management from the Company's day-to-day operations.

 9. NET INCOME (LOSS) PER SHARE

     Net income (loss) available to common shareholders and weighted average shares outstanding are the same for basic and fully diluted earnings per share calculations for all periods presented.

     The fully diluted earnings per share calculation for the nine months ended September 30, 1999 excludes options for 4,580,450 shares as they are anti-dilutive.

                             APPENDIX TO GRAPHICS



                              [Inside Front Cover]

                              The Place for Your PC

               MCAFEE.COM IS THE PLACE FOR YOUR PC ON THE INTERNET


[Left upper corner]
[Display of McAfee. com home page on web site]

                                                 MCAFEE CLINIC




McAfee.com at a Glance

-       Check and Clean PC Viruses

-       Optimize and Repair Your  PC

-       Clean Up Your Hard Drive

-       Check for Y2K Compliance                        [Right Lower Corner]
                                                        Display of McAfee Clinic
-       Update your PC with Patches                     Center on website]
        And Upgrades

                              [Inside Back Cover]

                       Keep Your PC Healthy and Fit Online



                                                   THE ANTI - VIRUS CENTER:

                                                 - VirusScan Online

                                                 - Virus Information Library

[Left upper corner]                              - Virus Calendar
[Display of McAfee Anti-
 Virus Center on website]                        - ActiveShield

                                                 - Recent Virus List

                                                 - Rescue Disk


                                                   THE Y2K CENTER:

                                                 - Software Analyzer

                                                 - Hardware Analyzer

[Middle center of page]                          - File Analyzer
[Display of McAfee Y2K Center
on website]                                      - Y2K Resource Center

                                                    THE McAfee CLINIC CENTER:

                                                 -  VirusScan Online

                                                 -  Clean Hard Drive

                                                 -  Y2K Compliance
[Left side, lower half of page]
                                                 -  Optimize Performance

                                                 -  Software Update Finder

                                                 -  Windows 95/98 Advisor


                                                    THE PC CHECK-UP CENTER:

                                                 -  Hard Drive Cleaner
[Bottom middle of page]
                                                 -  PC Optimizer

                                                 -  Software Update Finder

                                                 -  Report System Info

                                                 -  Windows Advisor

                               [MCAFEE.COM LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC Registration Fee........................................  $    22,770
NASD Filing Fee.............................................        9,125
Nasdaq National Market Listing Fee..........................       95,000
Printing Costs..............................................      150,000
Legal Fees and Expenses.....................................      400,000
Accounting Fees and Expenses................................      300,000
Blue Sky Fees and Expenses..................................       15,000
Transfer Agent and Registrar Fees...........................       10,000
Miscellaneous...............................................       98,105
  Total.....................................................  $ 1,100,000


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article Nine of our Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our current Bylaws (Exhibit 3.2 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among McAfee.com, Network Associates and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since our incorporation in December 1998, we have sold and issued the following securities:

          1. In December 1998 in connection with its formation, the Company issued 36,000,000 shares of Class B common stock to Networks Associates, Inc. pursuant to an exemption under Section 4(2) of the Securities Act.

          2. From inception in December 1998 through October 31, 1999, the Company granted an aggregate of 5,108,560 options to purchase its Class A common stock at exercise prices ranging from $3.67 to $7.33 per share pursuant to exemptions under Section 4(2) of the Securities Act and Rule 701 promulgated thereunder, to directors, officers and employees of McAfee.com and to officers and employees of Network Associates, Inc. pursuant to the Company's 1999 Stock Plan.

     The recipients of securities in each the above transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information about McAfee.com or had adequate access, through their relationships with McAfee.com, to information about us.

ITEM 16. EXHIBITS.


  EXHIBIT
  NUMBER                            DESCRIPTION
  -------                           -----------
   1.1**    Form of Underwriting Agreement.
   3.1**    Amended and Restated Certificate of Incorporation of
            McAfee.com Corporation, as currently in effect.
   3.2**    Bylaws of McAfee.com Corporation, as currently in effect.
   3.3**    Amended and Restated Certificate of Incorporation of
            McAfee.com Corporation, as will be in effect upon the
            effective date of the offering.
   4.1**    Specimen Class A common stock certificate.
   5.1      Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
  10.1**    Form of Indemnification Agreement between the Company and
            each of its directors and officers.
  10.2**    1999 Amended and Restated Stock Plan and form of agreements thereunder.
  10.3**    1999 Director Option Plan and form of agreements thereunder.
  10.4**    1999 Employee Stock Purchase Plan and form of agreements
            thereunder.
  10.5**    Corporate Management Services Agreement between the Company and Networks Associates, Inc., dated as of January 1, 1999.
  10.6**    Technology Cross License Agreement between McAfee.com and
            Networks Associates, Inc., dated as of January 1, 1999.
  10.7**    Registration Rights Agreement between McAfee.com and
            Networks Associates, Inc., dated as of January 1, 1999.
  10.8**    Asset Contribution and Receivables Settlement Agreement
            between McAfee.com and Networks Associates, Inc., dated as of January 1, 1999.
  10.9**    Intercompany Revolving Loan Agreement between McAfee.com and
            Networks Associates, Inc., dated as of January 1, 1999.
  10.10**   Tax Sharing Agreement between McAfee.com and Networks
            Associates, Inc., dated as of January 1, 1999.
  10.11**   Indemnification and Voting Agreement between McAfee.com and
            Networks Associates, Inc. dated August 20, 1999.
  10.12**   Joint Cooperation and Master Services Agreement between
            McAfee.com and Networks Associates, Inc. dated as of January
            1, 1999.
  10.13     Amended and Restated Electronic Software Reseller/Web Site
            Services Agreement between Beyond.com Corporation and
            McAfee.com, dated as of May 17, 1999.
  10.14**   Stockholders Agreement between McAfee.com and Network
            Associates, Inc., dated as of October 31, 1999.
  23.1      Consent of PricewaterhouseCoopers LLP
  23.2      Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)
  24.1**    Powers of Attorney
  27.1**    Financial Data Schedule


-------------------------
 * To be filed by amendment.

** Previously filed.


(b) FINANCIAL STATEMENT SCHEDULES.


     None

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on December 1, 1999.


                                          By:      /s/ SRIVATS SAMPATH
                                            ------------------------------------
                                                      Srivats Sampath
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 1, 1999:


                 SIGNATURE                                      TITLE
                 ---------                                      -----
            /s/ SRIVATS SAMPATH              President, Chief Executive Officer and
-------------------------------------------  Director (Principal Executive Officer)
              Srivats Sampath

                     *                       Vice President, Chief Financial Officer and
-------------------------------------------  Secretary (Principal Financial and
               Evan Collins                  Accounting Officer)

                     *                       Chairman of the Board
-------------------------------------------
              William Larson

                     *                       Director
-------------------------------------------
                Frank Gill

                     *                       Director
-------------------------------------------
               Prabhat Goyal

                     *                       Director
-------------------------------------------
              Richard Schell

         *By: /s/ SRIVATS SAMPATH
 ----------------------------------------
              Srivats Sampath
             Attorney-in-fact

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on behalf of the Registrant and in the capacity and on the date indicated:


            SIGNATURE                             TITLE                       DATE
            ---------                             -----                       ----
       /s/ SRIVATS SAMPATH          President, Chief Executive Officer  December 1, 1999
----------------------------------  and Director
         Srivats Sampath

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                            DESCRIPTION
  -------                           -----------
   1.1**    Form of Underwriting Agreement.
   3.1**    Amended and Restated Certificate of Incorporation of
            McAfee.com Corporation, as currently in effect.
   3.2**    Bylaws of McAfee.com Corporation, as currently in effect.
   3.3**    Amended and Restated Certificate of Incorporation of
            McAfee.com Corporation, as will be in effect upon the
            effective date of the offering.
   4.1**    Specimen Class A common stock certificate.
   5.1      Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
  10.1**    Form of Indemnification Agreement between the Company and
            each of its directors and officers.
  10.2**    1999 Amended and Restated Stock Plan and form of agreements thereunder.
  10.3**    1999 Director Option Plan and form of agreements thereunder.
  10.4**    1999 Employee Stock Purchase Plan and form of agreements
            thereunder.
  10.5**    Corporate Management Services Agreement between the Company and Networks Associates, Inc., dated as of January 1, 1999.
  10.6**    Technology Cross License Agreement between McAfee.com and
            Networks Associates, Inc., dated as of January 1, 1999.
  10.7**    Registration Rights Agreement between McAfee.com and
            Networks Associates, Inc., dated as of January 1, 1999.
  10.8**    Asset Contribution and Receivables Settlement Agreement
            between McAfee.com and Networks Associates, Inc., dated as of January 1, 1999.
  10.9**    Intercompany Revolving Loan Agreement between McAfee.com and
            Networks Associates, Inc., dated as of January 1, 1999.
  10.10**   Tax Sharing Agreement between McAfee.com and Networks
            Associates, Inc., dated as of January 1, 1999.
  10.11**   Indemnification and Voting Agreement between McAfee.com and
            Networks Associates, Inc. dated August 20, 1999.
  10.12**   Joint Cooperation and Master Services Agreement between
            McAfee.com and Networks Associates, Inc. dated as of January
            1, 1999.
  10.13     Amended and Restated Electronic Software Reseller/Web Site
            Services Agreement between Beyond.com Corporation and
            McAfee.com, dated as of May 17, 1999.
  10.14**   Stockholders Agreement between McAfee.com and Network
            Associates, Inc., dated as of October 31, 1999.
  23.1      Consent of PricewaterhouseCoopers LLP
  23.2      Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)
  24.1**    Powers of Attorney
  27.1**    Financial Data Schedule


-------------------------
 * To be filed by amendment.

** Previously filed.